                                                       File Nos.  333-87099
                                                                   811-6293

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM N-4

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                     Pre-effective Amendment No. 2

   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                            Amendment No. 37

                        SEPARATE ACCOUNT VA-K OF
       ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                       (Exact Name of Registrant)

        ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Name of Depositor)
                           440 Lincoln Street
                           Worcester, MA 01653
        (Address of Depositor's Principal Executive Offices)
                            (508) 855-1000
         (Depositor's Telephone Number, including Area Code)

                        Mary Eldridge, Secretary
        Allmerica Financial Life Insurance and Annuity Company
                          440 Lincoln Street
                          Worcester, MA 01653
          (Name and Address of Agent for Service of Process)

       It is proposed that this filing will become effective:

       ___ immediately upon filing pursuant to Paragraph (b) of Rule 485
       ___ on (date) pursuant to Paragraph (b) of Rule 485
       ___ 60 days after filing pursuant to Paragraph (a) (1) of Rule 485
       ___ on (date) pursuant to Paragraph (a) (1) of Rule 485
       ___ this post-effective amendment designates a new effective date for a previously filed post-effective amendment


                        VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing. Registrant will file its notice pursuant to Rule 24f-2 for its fiscal year ended December 31, 1999 on or before March 30, 2000.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

  CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF ITEMS CALLED FOR
                                   BY FORM N-4

FORM N-4 ITEM NO.       CAPTION IN PROSPECTUS
----------------        ----------------------
1  ...................    Cover Page

2  ...................    Special Terms

3  ...................    Summary of Fees and Expenses; Summary of the Contract Features

4  ...................    Condensed Financial Information;  Performance Information

5  ...................    Description of the Companies, the Variable Accounts, and the Underlying Funds

6  ...................    Charges and Deductions

7  ...................    Description of the Contract -- The Accumulation Phase

8  ...................    Electing the Annuity Date; Description of Annuity Payout
                          Options;  Variable Annuity Benefit Payments

9  ...................    Death Benefit

10 ...................    Payments; Computation of Values; Distribution

11 ...................    Surrender and Withdrawals; Withdrawals After the Annuity Date

12 ...................    Federal Tax Considerations

13 ...................    Legal Matters

14 ...................    Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.         CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------         ----------------------------------------------

15 ...................    Cover Page

16 ...................    Table of Contents

17 ...................    General Information and History

18 ...................    Services

19 ...................    Underwriters

20 ...................    Underwriters

21 ...................    Performance Information

22 ...................    Annuity Benefit Payments

23 ...................    Financial Statements

                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                         FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                     WORCESTER, MASSACHUSETTS

                          This Prospectus provides important information about a
                          variable annuity contract issued by Allmerica Financial Life
                          Insurance and Annuity Company (in all jurisdictions except
                          New York) and by First Allmerica Financial Life Insurance
                          Company (in New York). The contract is a flexible payment
                          deferred combination variable and fixed annuity offered on
    PLEASE READ THIS      both a group and individual basis.
  PROSPECTUS CAREFULLY
  BEFORE INVESTING AND
   KEEP IT FOR FUTURE
       REFERENCE.

                          The Variable Account, known as Separate Account VA-K, is
                          subdivided into Sub-Accounts, each investing exclusively in shares of one of the following funds:

   ANNUITIES INVOLVE                                   ALLMERICA INVESTMENT TRUST
    RISKS INCLUDING                                    -----------------------
    POSSIBLE LOSS OF                                   Equity Index Fund
       PRINCIPAL.                                      Money Market Fund

   THIS ANNUITY IS        In most jurisdictions, values may also be allocated on a
       NOT:               fixed basis to the Fixed Account, which is part of the
- A BANK DEPOSIT OR       Company's General Account and pays an interest rate
  OBLIGATION;             guaranteed for one year from the time a payment is received.
- FEDERALLY INSURED;      The Guarantee Period Accounts offer fixed rates of interest
- ENDORSED BY ANY         for specified periods. A Market Value Adjustment is applied
  BANK OR                 to payments removed from a Guarantee Period Account before
  GOVERNMENTAL            the end of the specified period. The Market Value Adjustment
  AGENCY                  may be positive or negative. Payments allocated to a
                          Guarantee Period Account are held in the Company's Separate
                          Account GPA (except in California where they are allocated to the General Account).
                          A Statement of Additional Information dated ____ containing more information about this annuity is on file with the
                          Securities and Exchange Commission and is incorporated by
                          reference into this Prospectus. A copy may be obtained free of charge by calling Allmerica Investments, Inc. at
                          1-800-533-7881. The Table of Contents of the Statement of
                          Additional Information is listed on page 3 of this
                          Prospectus.
                          This Prospectus and the Statement of Additional Information
                          can also be obtained from the Securities and Exchange
                          Commission's website (http://www.sec.gov).
                          THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                          DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE
                          INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                          THE CONTRARY IS A CRIMINAL OFFENSE.

                          DATED ________, ____

                               TABLE OF CONTENTS


SPECIAL TERMS...............................................         4
SUMMARY OF FEES AND EXPENSES................................         6
SUMMARY OF CONTRACT FEATURES................................         8
DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS, AND
 THE UNDERLYING FUNDS.......................................        12
INVESTMENT OBJECTIVES AND POLICIES..........................        13
INVESTMENT ADVISORY SERVICES................................        13
DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.......        15
  A.   Payments.............................................        15
  B.   Computation of Values................................        15
        The Accumulation Unit...............................        16
        Net Investment Factor...............................        16
  C.   Right to Cancel......................................        16
  D.   Transfer Privilege...................................        17
        Automatic Transfers (Dollar Cost Averaging).........        17
        Automatic Account Rebalancing.......................        18
  E.   Surrender and Withdrawals............................        18
        Systematic Withdrawals..............................        19
        Life Expectancy Distributions.......................        19
  F.   Death Benefit........................................        20
        Standard Death Benefit..............................        20
        Optional Enhanced Death Benefit Rider...............        20
        Payment of the Death Benefit Prior to the Annuity
        Date................................................        21
  G.   The Spouse of the Owner as Beneficiary...............        21
  H.   Assignment...........................................        21
ANNUITIZATION -- THE PAYOUT PHASE...........................        23
  A.   Electing the Annuity Date............................        23
  B.   Choosing the Annuity Payout Option...................        24
        Fixed Annuity Payout Options........................        24
        Variable Annuity Payout Options.....................        24
  C.   Description of Annuity Payout Options................        24
  D.   Variable Annuity Benefit Payments....................        25
        The Annuity Unit....................................        25
        Determination of the First Annuity Benefit
        Payment.............................................        25
        Determination of the Number of Annuity Units........        26
        Dollar Amount of Subsequent Variable Annuity Benefit
        Payments............................................        26
        Payment of Annuity Benefit Payments.................        26
  E.   Transfers of Annuity Units...........................        26
  F.   Withdrawals after the Annuity Date...................        27
        Calculation of Proportionate Reduction..............        28
        Payment Withdrawals.................................        28
        Present Value Withdrawals...........................        29
        Calculation of Present Value........................        29
        Deferral of Withdrawals.............................        30
  G.   Reversal of Annuitization............................        30
  H.   NORRIS Decision......................................        31

CHARGES AND DEDUCTIONS......................................        32
  A.   Variable Account Deductions..........................        32
        Mortality and Expense Risk Charge...................        32
        Administrative Expense Charge.......................        32
        Other Charges.......................................        32
  B.   Contract Fee.........................................        33
  C.   Optional Rider Charge................................        33
  D.   Premium Taxes........................................        33
  E.   Transfer Charge......................................        34
GUARANTEE PERIOD ACCOUNTS...................................        35
FEDERAL TAX CONSIDERATIONS..................................        37
  A.   General..............................................        37
        The Company.........................................        37
        Diversification Requirements........................        37
        Investor Control....................................        37
  B.   Qualified and Non-Qualified Contracts................        38
  C.   Taxation of the Contract in General..................        38
        Withdrawals Prior to Annuitization..................        38
        Withdrawals After Annuitization.....................        38
        Annuity Payouts After Annuitization.................        39
        Penalty on Distribution.............................        39
        Assignments or Transfers............................        39
        Nonnatural Owners...................................        39
        Deferred Compensation Plans of State and Local
        Government and Tax-Exempt Organizations.............        40
  D.   Tax Withholding......................................        40
  E.   Individual Retirement Annuities......................        40
STATEMENTS AND REPORTS......................................        40
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........        41
CHANGES TO COMPLY WITH LAW AND AMENDMENTS...................        42
VOTING RIGHTS...............................................        42
DISTRIBUTION................................................        42
LEGAL MATTERS...............................................        43
YEAR 2000 COMPLIANCE........................................        43
FURTHER INFORMATION.........................................        43
APPENDIX A -- MORE INFORMATION ABOUT THE FIXED ACCOUNT......       A-1
APPENDIX B -- PERFORMANCE INFORMATION.......................       B-1
APPENDIX C -- THE MARKET VALUE ADJUSTMENT...................       C-1
APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND
 PAYMENT WITHDRAWALS........................................       D-1

                 STATEMENT OF ADDITIONAL INFORMATION
                          TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY.............................         2
TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
 COMPANY....................................................         2
SERVICES....................................................         3
UNDERWRITERS................................................         3
ANNUITY BENEFIT PAYMENTS....................................         4
PERFORMANCE INFORMATION.....................................         5
FINANCIAL STATEMENTS........................................       F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the total dollar amount of all values in the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts credited to the Contract on any day before the Annuity Date.

ACCUMULATION UNIT: a measure used to calculate the value of a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract whose life is used to determine the duration of annuity benefit payments involving a life contingency. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY BENEFIT PAYMENT CHANGE FREQUENCY: the frequency (monthly, quarterly, semi-annually or annually) that changes due to investment performance will be reflected in the dollar value of an annuity benefit payment under a variable annuity payout option.

ANNUITY DATE: the date specified in the Contract or a date elected later by the Owner to begin annuity benefit payments. This date must be at least one year after the Issue Date and may not be later than the Owner's (or youngest Joint Owner's) 99th birthday.

ANNUITY UNIT: a measure used to calculate annuity benefit payments under a variable payout option.

ANNUITY VALUE: the value of the amount applied under an annuity payout option.

COMPANY: unless otherwise specified, any reference to the "Company" shall refer exclusively to either Allmerica Financial Life Insurance and Annuity Company or First Allmerica Financial Life Insurance Company.

CONTRACT YEAR: a period of twelve consecutive months starting on the Contract's issue date or on any anniversary of the Issue Date.

FIXED ACCOUNT: an investment option under the Contract that guarantees principal and a fixed minimum interest rate and which is part of the Company's General Account.

FIXED ANNUITY PAYOUT: an annuity payout option with annuity benefit payments that are fixed in amount and guaranteed throughout the annuity benefit payment period.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited.

GUARANTEE PERIOD ACCOUNT: an account that corresponds to a Guaranteed Interest Rate for a specified Guarantee Period.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

ISSUE DATE: the date the Contract is issued and the date that is used to determine Contract days, Contract months, Contract years and Contract anniversaries.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER (YOU): the person, persons (Joint Owners) or entity entitled to exercise the rights and privileges under this Contract. Unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a corresponding fund of Allmerica Investment Trust.

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any applicable Contract fee, rider charges and Market Value Adjustment.

UNDERLYING FUND (OR FUNDS): an investment portfolio of the Allmerica Investment Trust in which a Sub-Account invests.

VALUATION DATE: a day on which the unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other days (other than a day during which no payment, withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in an Underlying Fund's portfolio securities such that the current unit value of the Sub-Accounts may be affected materially.

VARIABLE ACCOUNT: Separate Account VA-K, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company and the assets are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity payout option providing for payments varying in amount in accordance with the investment experience of the Underlying Funds.

                          SUMMARY OF FEES AND EXPENSES


There are certain fees and expenses that you will incur directly or indirectly under the Allmerica Accumulator Contract. The purpose of the following tables is to help you understand these various charges. The tables show (1) charges under the Contract, (2) annual expenses of the Sub-Accounts, and (3) annual expenses of the Funds during the accumulation phase. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes."



(1) CONTRACT CHARGES:                                               CHARGE
---------------------                                              --------
TRANSFER CHARGE:                                                     None
  The Company currently does not charge for processing
  transfers and guarantees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge.
  For each subsequent transfer, the Company reserves the
  right to assess a charge, guaranteed never to exceed $25,
  to reimburse the Company for the costs of processing the
  transfer.

ANNUAL CONTRACT FEE:                                                 $35*
  The fee is deducted annually and upon surrender prior to
  the Annuity Date when Accumulated Value is less than
  $75,000.

OPTIONAL RIDER CHARGE:
  If the Enhanced Death Benefit Rider is elected, 1/12th of
  the annual charge will be deducted pro rata on a monthly
  basis at the end of each Contract month. The charge for
  this Rider on an annual basis as a percentage of
  Accumulated Value is:
  5% Enhanced Death Benefit Rider With Annual Step-up:              0.25%

* The fee may be lower in some jurisdictions. See Contract
  Specifications for specific charge.

(2) ANNUAL SUB-ACCOUNT EXPENSES:
------------------------------------------------------------
  (on an annual basis as a percentage of average daily net
    assets)
  Mortality and Expense Risk Charge:                                0.65%
  Administrative Expense Charge:                                    0.15%
                                                                   --------
  Total Annual Expenses:                                            0.80%



(3) ANNUAL UNDERLYING FUND EXPENSES: The following table shows the unaudited expenses of the Underlying Funds as a percentage of average daily net assets for the year ended December 31, 1999. For more information concerning fees and expenses, see the prospectuses for the Underlying Funds.



                                            MANAGEMENT FEE             OTHER          TOTAL FUND EXPENSES
                                         (AFTER ANY VOLUNTARY     EXPENSES (AFTER     (AFTER ANY WAIVERS/
UNDERLYING FUND                                WAIVERS)         ANY REIMBURSEMENTS)     REIMBURSEMENTS)
---------------                          --------------------   -------------------   -------------------
Equity Index Fund......................          0.28%                 0.07%          0.35%(1)
Money Market Fund......................          0.24%                 0.05%          0.29%(1)



(1) Until further notice, Allmerica Financial Investment Management
Services, Inc. ("AFIMS") has declared a voluntary expense limitation of 0.60% for the Money Market Fund and Equity Index Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1999.


The declaration of a voluntary management fee or expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

EXPENSE EXAMPLES: The following examples demonstrate the cumulative expenses which an Owner would pay at 1-year, 3-year, 5-year and 10-year intervals under certain contingencies. Each example assumes a $1,000 investment in a Sub-Account, a 5% annual return on assets, and the annual expenses remain the same throughout the one, three, five and ten year periods. As required by rules of the Securities and Exchange Commission ("SEC"), the Contract fee is reflected in the examples by a method designed to show the average impact on an investment in the Variable Account. The estimated total Contract fees collected are divided by the estimated total average net assets attributable to the Contracts. The resulting percentage is 0.04%, and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is only deducted when the Accumulated Value is less than $75,000. Because the expenses of the Underlying Funds differ, separate examples are used to illustrate the expenses incurred by an Owner on an investment in the various Sub-Accounts.


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

(1) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming a 5% annual return on assets, and no Riders.


FUND                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
----                                                         --------   --------   --------   --------
Equity Index Fund..........................................    $12        $38        $65        $144
Money Market Fund..........................................    $11        $36        $62        $137


(2) At the end of the applicable time period, you would have paid the following expenses on a $1,000 investment, assuming an annual 5% return on assets and election at issue of the 5% Enhanced Death Benefit Rider With Annual Step-Up.


FUND                                                          1 YEAR    3 YEARS    5 YEARS    10 YEARS
----                                                         --------   --------   --------   --------
Equity Index Fund..........................................    $15        $45        $78        $172
Money Market Fund..........................................    $14        $44        $75        $165

                          SUMMARY OF CONTRACT FEATURES


WHAT IS THE ALLMERICA ACCUMULATOR VARIABLE ANNUITY?



The Allmerica Accumulator variable annuity contract ("Contract") is an insurance contract designed to help you, the Owner, accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract may be purchased up to age 90 of the oldest Owner or, if the Owner is not a natural person, the oldest Annuitant. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:


    - a customized investment portfolio;

    - experienced professional investment advisers;

    - tax deferral on earnings;

    - guarantees that can protect your family;

    - withdrawals during the accumulation and annuitization phases;

    - income that you can receive for life.

WHAT HAPPENS IN THE ACCUMULATION PHASE?

The Contract has two phases: an accumulation phase and, if you choose to annuitize, an annuity payout phase (described below). During the accumulation phase, you may allocate your initial payment and any additional payments to the combination of portfolios of securities ("Underlying Funds") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account. You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Underlying Funds and any accumulations in the Guarantee Period Accounts and the Fixed Account. Generally, you do not pay taxes on any earnings under the Contract until you withdraw money. In addition, during the accumulation phase, your beneficiaries receive certain protections in the event of your death. See discussion below: WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

WHAT HAPPENS UPON MY DEATH DURING THE ACCUMULATION PHASE?

If you or a Joint Owner dies before the Annuity Date, a standard death benefit will be paid to the beneficiary. (No death benefit is payable at the death of any Annuitant except when the Owner is not a natural person.) An optional Enhanced Death Benefit Rider is also available at issue for a separate monthly charge. See "F. Death Benefit" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on one of the numerous annuity payout options available under the Contract. You choose:

    - the annuity payout option;

    - the date annuity benefit payments begin but no earlier than 1 year after the Issue Date; and

    - whether you want variable annuity benefit payments based on the investment performance of the Underlying Funds, fixed-amount annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed-amount and variable annuity benefit payments.


You may also take withdrawals during the annuity payout phase. The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option). Under a Life annuity payout option, the Owner may make one Payment Withdrawal each calendar year. Under a Life with Period Certain or Life with Cash Back annuity payout option, the Owner may make one Payment Withdrawal and one Present Value Withdrawal in each calendar year. Under a Period Certain annuity payout option, the Owner may make multiple Present Value Withdrawals each calendar year. For more information, see "F. Withdrawals after the Annuity Date" under ANNUITIZATION -- THE PAYOUT PHASE. In addition, if you choose a variable option, you may transfer among the available Sub-Accounts.


WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner"), and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in all jurisdictions except New York) and First Allmerica Financial Life Insurance Company (in New York). Each Contract has an Owner (or an Owner and a Joint Owner), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you may:

    - make payments

    - choose investment allocations

    - choose annuity payout options

    - receive annuity benefit payments (or designate someone else to receive annuity benefit payments)

    - select the Annuitant and beneficiary.

The Annuitant is the person whose life is used to determine the duration of annuity benefit payments involving a life contingency. There must be at least one Annuitant at all times. If an Annuitant dies and a replacement is not named, the Owner will become the new Annuitant. The beneficiary is the person(s) or entity entitled to the death benefit at the death of a sole Owner prior to the Annuity Date. In the case of the death of a Joint Owner, the surviving Joint Owner will receive the death benefit. Under certain circumstances, the beneficiary may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

During the Accumulation Phase, you may make additional payments. Total payments under the Contract can exceed $5,000,000 only with the Company's prior approval. The number and frequency of your payments are flexible, subject only to a $50,000 minimum for your initial payment and a $50 minimum for any additional payments. A minimum of $1,000 is always required to establish a Guarantee Period Account.

WHAT ARE MY INVESTMENT CHOICES?

You may choose among Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. The Funds are:

                               Allmerica Investment Trust
                          ------------------------------------------------------
                               Equity Index Fund
                               Money Market Fund

FOR A MORE DETAILED DESCRIPTION OF THE UNDERLYING FUNDS, SEE INVESTMENT OBJECTIVES AND POLICIES.

Each Underlying Fund operates pursuant to different investment objectives and this range of investment options enables you to allocate your money among the Underlying Funds to meet your particular investment needs.

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account (except in California, where assets are held in the Company's General Account). Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company may offer up to nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period.

If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the value. However, this adjustment will never be applied against your principal. In addition, earnings in the GPA AFTER application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see GUARANTEE PERIOD ACCOUNTS.

THE GUARANTEE PERIOD ACCOUNTS ARE NOT AVAILABLE IN ALL STATES AND ARE NOT OFFERED AFTER ANNUITIZATION.

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. The initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account, see APPENDIX A, MORE INFORMATION ABOUT THE FIXED ACCOUNT.

CAN I MAKE TRANSFERS AMONG THE SUB-ACCOUNTS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Underlying Funds, the Guarantee Period Accounts, and the Fixed Account. On and after the Annuity Date, if you have elected a variable option, you may transfer only among the Sub-Accounts. You will incur no current taxes on transfers while your money remains in the Contract. See "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company does not currently charge but reserves the right to assess a processing charge guaranteed never to exceed $25.

If you authorize automatic periodic transfers (under an Asset Allocation Model Reallocation program, Automatic Transfers program (Dollar Cost Averaging) or Automatic Account Rebalancing program), the first automatic transfer or rebalancing under a request counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

WHAT IF I NEED MY MONEY BEFORE THE ANNUITY PAYOUT PHASE BEGINS?

Before the annuity payout phase begins, you may surrender your Contract or make withdrawals at any time. A Market Value Adjustment will apply to withdrawals from a Guarantee Period Account prior to the expiration of the Guarantee Period. A 10% tax penalty may apply on all amounts deemed to be earnings if you are under age 59 1/2.

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be cancelled. There may be a longer period in certain jurisdictions; see the Right to Examine provision on the cover of your Contract.

If you cancel the Contract, you will receive the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account plus any fees or charges that may have been deducted. However, if required in your state or if the Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your gross payment(s). In certain jurisdictions this refund may be the greater of (1) your gross payment(s) or (2) the Accumulated Value adjusted for any Market Value Adjustment, plus any fees or charges previously deducted. See "C. Right to Cancel" -- under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

You can make several changes after receiving your Contract:

    - You may assign your ownership to someone else, except under qualified plans.

    - You may change the beneficiary, unless you have designated an irrevocable beneficiary.

    - You may change your allocation of payments.

    - You may make transfers among the Sub-Accounts without any tax consequences.

    - You may cancel your Contract within ten days of delivery (or longer if required by state law).

              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNTS,
                            AND THE UNDERLYING FUNDS


THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its Principal Office is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000. Allmerica Financial is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1999, Allmerica Financial had over $14 billion in assets and over $26 billion of life insurance in force.


Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").


First Allmerica Financial Life Insurance Company, organized under the laws of Massachusetts in 1844, is among the five oldest life insurance companies in America. As of December 31, 1999, First Allmerica and its subsidiaries had over $27 billion in combined assets and over $48 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, telephone 508-855-1000.


First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.


THE VARIABLE ACCOUNTS. Each Company maintains a separate account called Separate Account VA-K (the "Variable Account"). The Variable Account of Allmerica Financial was authorized by vote of our Board of Directors on November 1, 1990. The Variable Account of First Allmerica was authorized by vote of our Board of Directors on August 20, 1991. Each Variable Account is registered with the SEC as a unit investment trust under the 1940 Act. This registration does not involve the supervision or management of investment practices or policies of the Variable Accounts or the Company by the SEC.


The Variable Account is a separate investment account of the Company. The assets used to fund the variable portions of the Contracts are set aside in the Sub-Accounts of the Variable Account, and are kept separate and apart from the general assets of the Company. Each Sub-Account is administered and accounted for as part of our general business, but the income, capital gains, or capital losses of each Sub-Account are allocated to such Sub-Account, without regard to other income, capital gains, or capital losses of the Company. Obligations under the Contracts are our obligations. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

We reserve the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts. We also offer other variable annuity contracts investing in the Variable Account which are not discussed in this Prospectus. In addition the Variable Account may invest in other underlying funds which are not available to the Contracts described in this Prospectus.

ALLMERICA INVESTMENT TRUST. Allmerica Investment Trust (the "Trust") is an open-end, diversified management investment company registered with the SEC under the 1940 Act. Two investment portfolios of the Trust are currently available under the Contract, each issuing a series of shares: the Equity Index Fund and the Money Market Fund. Shares of the Trust are not offered to the general public but solely to such variable accounts.

Allmerica Financial Investment Management Services, Inc. ("AFIMS") serves as the investment adviser of the Trust and has entered into sub-advisory agreements with other investment managers ("Sub-Advisers") who manage the investments of the Funds. See "Investment Advisory Services to the Trust."

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION REGARDING THE UNDERLYING FUNDS MAY BE FOUND IN THE PROSPECTUSES WHICH ACCOMPANY THIS PROSPECTUS, AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information ("SAI") of the Underlying Funds are available upon request. There can be no assurance that the investment objectives of the Underlying Funds can be achieved or that the value of the Contract will equal or exceed the aggregate amount of the purchase payments made under the Contract.

EQUITY INDEX FUND -- The Equity Index Fund seeks to provide investment results that correspond to the aggregate price and yield performance of a representative selection of United States publicly traded common stocks. The Equity Index Fund seeks to achieve its objective by attempting to replicate the aggregate price and yield performance of the Standard & Poor's Composite Index of 500 Stocks.

MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity.

If there is a material change in the investment policy of a Sub-Account or the Fund in which it invests, the Owner will be notified of the change. If the Owner has Accumulated Value allocated to that Fund, he or she may have the Accumulated Value reallocated without charge to another Fund or to the Fixed Account, where available, on written request received by the Company within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or
(2) the receipt of the notice of the Owner's right to transfer.

                          INVESTMENT ADVISORY SERVICES

Each Underlying Fund pays a management fee to an investment manager or advisor for managing and providing services to the Fund: however management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/reimbursements see "Annual Underlying Fund Expenses" under SUMMARY OF FEES AND EXPENSES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with the Prospectus.

INVESTMENT ADVISORY SERVICES TO THE TRUST. The overall responsibility for the supervision of the affairs of the Trust rests with the trustees. The Trust has entered into an agreement ("Management Agreement") with Allmerica Financial Investment Management Services, Inc. ("AFIMS"), an indirect wholly owned subsidiary of First Allmerica, to handle the day-to-day affairs of the Trust. AFIMS, subject to review by the trustees, is responsible for the general management of the Funds of the Trust. AFIMS also performs certain administrative and management services for the Trust, furnishes to the Trust all necessary office space, facilities and equipment, and pays the compensation, if any, of officers and trustees affiliated with AFIMS.

Other than the expenses specifically assumed by AFIMS under the Management Agreement, all expenses incurred in the operation of the Trust are borne by it. These include fees and expenses associated with the registration and qualification of the Trust's shares under the Securities Act of 1933 ("the 1933 Act"), other fees payable to the SEC, independent public accountant, legal and custodian fees, association membership dues, taxes, interest, insurance premiums, brokerage commission, fees and expenses of the trustees who are not affiliated with AFIMS, expenses for proxies, prospectuses, reports to shareholders and other expenses.

For providing its services under the Management Agreement, AFIMS will receive a fee, computed daily at an annual rate based on the average daily net asset value of each Fund of the Trust as follows:

Equity Index Fund                                     First $50 million             0.35%
                                                      Next $200 million             0.30%
                                                      Over $250 million             0.25%

Money Market Fund                                     First $50 million             0.35%
                                                      Next $200 million             0.25%
                                                      Over $250 million             0.20%


The Manager's fee, computed for each Fund, will be paid from the assets of such Fund. Pursuant to the Management Agreement with the Trust, the Manager has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds of the Trust. Under the Sub-Adviser Agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees. The Manager is solely responsible for the payment of all fees for investment management services to the Sub-Advisers. Allmerica Asset Management, Inc., the Sub-Adviser for the Equity Index Fund, the Investment Grade Income Fund, the Government Bond Fund and the Money Market Fund, is an indirect wholly owned subsidiary of AFC and an affiliate of the Company.



The prospectus of the Trust contains additional information concerning the Funds, including information about additional expenses paid by the Funds, and should be read in conjunction with the Prospectus.

             DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE

A.  PAYMENTS

The latest Issue Date is age 90 of the oldest Owner, or, if the Owner is not a natural person, the oldest Annuitant. The Company will issue a Contract when its underwriting requirements are met. These requirements include receipt of the initial payment and allocation instructions by the Company at its Principal Office and may include the proper completion of an application; however, where permitted by law, the Company may issue a Contract without completion of an application. If all issue requirements are not completed within five business days of the Company's receipt of the initial payment, the payment will be returned immediately unless the applicant authorizes the Company to retain it pending completion of all issue requirements.

Payments may be made to the Contract at any time prior to the Annuity Date, or prior to the death of an Owner, subject to certain minimums:

    - Currently, the initial payment must be at least $50,000.

    - Each subsequent payment must be at least $50.

    - The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Money Market Fund of the Trust.

Payments are to be made payable to the Company. The Company may reduce a payment by any applicable premium tax before applying it to the Contract. The initial net payment is credited to the Contract and allocated among the requested accounts as of the date that all issue requirements are properly met. The allocation instructions for the initial net payment will serve as the allocation instructions for all future payments. You can change the allocations instructions for future payments by notifying the Company.

You also have the option of specifying how a specific payment should be allocated. This will not change the allocation instructions for any subsequent payment.

For a discussion of future payments to an Automatic Transfer Program (Dollar Cost Averaging), please see "Automatic Transfers (Dollar Cost Averaging)" below.

In order for the Owner to be able to initiate transactions over the telephone, a properly completed authorization must be on file before telephone requests will be honored. The policy of the Company and its agents and affiliates is that we will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone instructions are tape-recorded.

B.  COMPUTATION OF VALUES

The Owner may allocate payments among the Sub-Accounts, Guarantee Period Accounts, and the Fixed Account. Allocations to the Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See GUARANTEE PERIOD ACCOUNTS and APPENDIX A, MORE INFORMATION ABOUT THE FIXED ACCOUNT.

The Accumulated Value under the Contract is determined by:

    (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date,

    (2) adding together the values of each Sub-Account, and

    (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

THE ACCUMULATION UNIT. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses, and charges of its Underlying Funds. The value of an Accumulation Unit was arbitrarily set at $1.00 on the first Valuation Date for each Sub-Account.

NET INVESTMENT FACTOR. The net investment factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result (which may be positive or negative) from dividing (1) by (2) and subtracting (3) and (4) where:

    (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

    (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

    (3) is a charge for mortality and expense risks equal to 0.65% on an annual basis of the daily value of the Sub-Account's assets; and

    (4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor.

For an illustration of an Accumulation Unit calculation using a hypothetical example see the SAI.

C.  RIGHT TO CANCEL

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by law) and receive a refund. In order to cancel the Contract, the Owner must mail or deliver it to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653, or to an authorized representative. Mailing or delivery must occur within ten days after receipt of the Contract for cancellation to be effective.

In most states, the Company will pay the Owner the Contract's Accumulated Value adjusted for any Market Value Adjustment for amounts allocated to a Guarantee Period Account, plus any amounts deducted for taxes, charges or fees. However, if the Contract was purchased as an IRA or issued in a state that requires a full refund of the initial payment(s), the Company will provide a refund equal to your gross payment(s). In some states, the refund may equal the greater of
(a) your gross payment(s) or (b) the Accumulated Value adjusted for any Market Value Adjustment, plus any amounts deducted for taxes, charges or fees. At the time the

Contract is issued, the Right to Examine provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

D.  TRANSFER PRIVILEGE

Prior to the Annuity Date, the Owner may transfer amounts among accounts at any time upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. Transfer values will be based on the Accumulated Value next computed after receipt of the transfer request.

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Money Market Fund. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers. The first automatic transfer or rebalancing under an Automatic Transfers (Dollar Cost Averaging) program or Automatic Account Rebalancing program counts as one transfer for purposes of the 12 transfers guaranteed to be free of a transfer charge in each Contract year. Each subsequent automatic transfer or rebalancing under that request is without charge and does not reduce the remaining number of transfers which may be made free of charge in that Contract year.

The Company also reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract Owners. The Company may, among other things, not accept:

    - the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

    - the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Owner at the same time.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING). You may elect automatic transfers of a predetermined dollar amount on a periodic basis from the Fixed Account or the Sub-Accounts investing in the Money Market Fund ("source accounts"). You may elect automatic transfers to one or more Sub-Accounts, subject to the following:

    - the predetermined dollar amount may not be less than $100;

    - the periodic basis may be monthly, quarterly, semi-annually or annually;

    - automatic transfers may not be made into the selected source account, Fixed Account, or the Guarantee Period Accounts; and

    - if an automatic transfer would reduce the balance in the source account to less than $100, the entire balance will be transferred proportionately to the chosen Sub-Accounts.

Automatic transfers from a source account will continue until the earlier of:

    - the amount in the source account on a transfer date is zero; or

    - the Owner's request to terminate the option is received by the Company.

If additional amounts are allocated to a source account before its balance has fallen to zero, those additional amounts will also be automatically transferred. The original automatic transfer allocations will apply to all amounts in that source account unless you provide new allocation instructions. New allocation instructions will apply to the entire balance in the source account. If additional amounts are allocated to a source account after its balance has fallen to zero, automatic transfers will not begin again unless you specifically instruct the Company to do so.

To the extent permitted by law, the Company reserves the right, from time to time, to credit an enhanced interest rate to an initial and/or subsequent payment made to the Fixed Account, which is then used as the source account from which to process automatic transfers. For more information see APPENDIX A, MORE INFORMATION ABOUT THE FIXED ACCOUNT.

AUTOMATIC ACCOUNT REBALANCING. The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, quarterly, semi-annual or annual basis in accordance with his/her specified percentage allocations. As frequently as elected by the Owner, the Company will review the percentage allocations in the Underlying Funds and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made.

Automatic Account Rebalancing will continue until (1) the Owner's request to terminate or change the option is received by the Company or (2) the end date designated by the Owner when the option was elected. If a subsequent payment is allocated in a manner different from the percentage allocation mix in effect on the date the payment is received, on the next scheduled rebalancing date the payment will be reallocated in accordance with the existing mix.

Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected at no additional charge when the Contract is purchased or at a later date. The Company reserves the right to limit the number of Sub-Accounts that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice.

E.  SURRENDER AND WITHDRAWALS

Before the Annuity Date, an Owner may surrender the Contract for its Surrender Value or withdraw a portion of its Accumulated Value. In the case of surrender, the Owner must send the Contract and a signed written request for surrender, satisfactory to the Company, to the Principal Office. The Surrender Value will be calculated based on the Contract's Accumulated Value as of the Valuation Date.

In the case of a withdrawal, the Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount and the accounts from which such amount is to be withdrawn. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn. Each withdrawal must be a minimum of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $10,000.

A Contract fee may apply when a Contract is surrendered. See CHARGES AND DEDUCTIONS. In addition, amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment, as described under GUARANTEE PERIOD ACCOUNTS.

Any distribution is normally payable within seven days following the Company's receipt of the surrender or withdrawal request. The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays,

    - the SEC has by order permitted such suspension, or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

For important tax consequences, which may result from surrender or withdrawals, see FEDERAL TAX CONSIDERATIONS.


For information about withdrawals after the Annuity Date, see ANNUITIZATION -- THE PAYOUT PHASE, "F. Withdrawals after the Annuity Date."


SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually). Systematic withdrawals from Guarantee Period Accounts are not available. The Owner may request:

    - the withdrawal of a SPECIFIC DOLLAR AMOUNT and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account; or

    - the withdrawal of a SPECIFIC PERCENTAGE of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account.

The first withdrawal will take place on the latest of 15 days after Issue Date, the date the written request is received at the Principal Office, or on a date specified by the Owner.

The minimum amount of each automatic withdrawal is $100. If a withdrawal would cause the remaining Accumulated Value to be less than $10,000, systematic withdrawals may be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals only by written request to the Principal Office.

LIFE EXPECTANCY DISTRIBUTIONS. (For Qualified Contracts and Contracts issued under Section 457 Deferred Compensation Plans only). Prior to the Annuity Date, an Owner may elect to make a series of systematic withdrawals from the Contract according to the Company's life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. Where the Owner is a trust or other nonnatural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the Company's LED option, in each calendar year a fraction of the Accumulated Value is withdrawn based on the Owner's life expectancy (or the joint life expectancy of the Owner and a beneficiary.) The numerator of the fraction is 1 (one). The denominator of the fraction will be either:

    - the remaining life expectancy of the Owner (or Owner and beneficiary), as determined annually by the Company; or

    - the prior year's life expectancy, minus one.

The resulting fraction, expressed as a percentage, is then applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may choose to have the applicable life expectancy redetermined each year or use the prior year's life expectancy, minus one. Under the Company's LED option, the amount withdrawn from the Contract changes each year.

The Owner may elect periodic LED distributions on a monthly, bi-monthly, quarterly, semi-annual, or annual basis. The Owner may terminate the LED option at any time. The LED option will terminate automatically on the maximum Annuity Date permitted under the Contract, at which time an annuity payout option must be selected.

The LED option may not produce annual distributions that meet the definition of "substantially equal periodic payments" as defined under Code Section 72(t). The withdrawals may be treated by the Internal Revenue Service (IRS) as premature distributions from the Contract and may be subject to a 10% federal tax penalty. Owners seeking distributions over their life under this definition should consult their tax advisor. For more information, see "C. Taxation of the Contract in General" under FEDERAL TAX CONSIDERATIONS.

F.  DEATH BENEFIT

A death benefit is payable if the Owner or the first of Joint Owners dies prior to the Annuity Date. If the Owner is a natural person, no death benefit is payable at the death of any Annuitant. If the Owner is not a natural person, a death benefit will be paid upon the death of any Annuitant. A spousal beneficiary may elect to continue the Contract rather than receive the death benefit as provided in "G. The Spouse of the Owner as Beneficiary."

STANDARD DEATH BENEFIT. Unless an enhanced death benefit is elected at issue, the standard death benefit will be paid. The standard death benefit is equal to the greater of (a) the Contract's Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment or (b) gross payments prior to the date of death, proportionately reduced to reflect withdrawals.

For each withdrawal under (b), the proportionate reduction is calculated by multiplying the standard death benefit immediately prior to the withdrawal by the following fraction:

                            Amount of the withdrawal
                ------------------------------------------------
             Accumulated Value immediately prior to the withdrawal


OPTIONAL ENHANCED DEATH BENEFIT RIDER. When applying for the Contract, an Owner may elect the optional 5% Enhanced Death Benefit With Annual Step-Up Rider. A separate charge for this Rider is made against the Contract's Accumulated Value on the last day of each Contract month for the coverage provided during that month. The charge is made through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts and dollar amounts in the Fixed and Guarantee Period Accounts. For specific charges and more detail, see "C. Optional Rider Charge" under CHARGES AND DEDUCTIONS.


The 5% Enhanced Death Benefit With Annual Step-Up Rider provides a death benefit guarantee if death of an Owner (or an Annuitant if the Owner is not a natural person) occurs before the Annuity Date. The calculation of the death benefit depends upon whether death occurs before or after the 90th birthday:

I. Death BEFORE 90th Birthday. If an Owner (or an Annuitant if the Owner is a not a natural person) dies before the Annuity Date and before his/her 90th birthday, the death benefit is equal to the greatest of:

    (a) the Accumulated Value on the Valuation Date that the Company received proof of death, increased by any positive Market Value Adjustment;

    (b) gross payments, accumulated daily at an effective annual yield of 5% from the date each payment is applied until the date of death, proportionately reduced to reflect withdrawals; and

    (c) the highest Accumulated Value on any Contract anniversary date prior to the date of death, as determined after being increased for any positive Market Value Adjustment and subsequent payments and proportionately reduced for subsequent withdrawals.

II. Death ON OR AFTER 90th Birthday. If an Owner (or the Annuitant if the Owner is not a natural person) dies before the Annuity Date but on or after his/her 90th birthday, the death benefit is equal to the greater of:

    (a) the Accumulated Value on the Valuation Date that the Company receives proof of death, increased by any positive Market Value Adjustment; or

    (b) the death benefit, as calculated under Section I above, that would have been payable on the Contract anniversary prior to the deceased's 90th birthday, increased for subsequent payments and proportionately reduced for subsequent withdrawals.

Proportionate reductions are calculated in the same manner as described above under "Standard Death Benefit."

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum upon receipt of due proof of death at the Principal Office, unless the Owner has elected to apply the proceeds to a life annuity not extending beyond the beneficiary's life expectancy. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive distributions over the life of the beneficiary or for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning within one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Money Market Sub-Account. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

G.  THE SPOUSE OF THE OWNER AS BENEFICIARY

If the sole beneficiary is the deceased Owner's spouse, he or she may, by written request, continue the Contract in lieu of receiving payment of the death benefit. The spouse will then become the Owner and Annuitant subject to the following:

    (1) any value in the Guarantee Period Accounts will be transferred to the Money Market Sub-Account; and

    (2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Money Market Sub-Account.

The new Owner may also make additional payments. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of the new Owner, if named as beneficiary, will not be entitled to continue the Contract when the new Owner dies.

H.  ASSIGNMENT

The Contract, other than one sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see FEDERAL TAX CONSIDERATIONS). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

                       ANNUITIZATION -- THE PAYOUT PHASE

Subject to certain restrictions discussed below, at annuitization the Owner has the right:

    - to select the annuity payout option under which annuity benefit payments are to be made;


    - to determine whether those payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. If a variable annuity payout option is selected, the Owner must choose an Annuity Benefit Payment Change Frequency ("Change Frequency") and the date the first Change Frequency will occur; and



    - to select one of the available Assumed Investment Returns ("AIR") for a variable option (see "D. Variable Annuity Benefit Payments" below for details).


A.  ELECTING THE ANNUITY DATE

Generally, annuity benefit payments under the Contract will begin on the Annuity Date. The Annuity Date:

    - may not be earlier than the first Contract Anniversary; and

    - must occur on the first day of any month before the Owner's 99th birthday.

If the Owner does not select an Annuity Date, the Annuity Date will be the later of (a) the Owner's age 85 or (b) one year after the Issue Date.

If there are Joint Owners, the age of the younger will determine the latest possible Annuity Date. The Owner may elect to change the Annuity Date by sending a request to the Principal Office at least one month before the earlier of the new Annuity Date or the currently scheduled date.

If the Annuity Date occurs when the Owner is at an advanced age, it is possible that the Contract will not be considered an annuity for federal tax purposes. In addition, the Internal Revenue Code ("the Code") and/or the terms of qualified plans may impose limitations on the age at which annuity benefit payments may commence and the type of annuity payout option that may be elected. The Owner should carefully review the Annuity Date and the annuity payout options with his/her tax adviser. See FEDERAL TAX CONSIDERATIONS for further information.

B.  CHOOSING THE ANNUITY PAYOUT OPTION

Regardless of how payments were allocated during the accumulation phase, the Owner may choose a variable annuity payout option, a fixed annuity payout option or a combination fixed and variable annuity payout option. Currently, all of the variable annuity payout options described below are available and may be funded through all of the variable Sub-Accounts. In addition, each of the variable annuity payout options is also available on a fixed basis. The Company may offer other annuity payout options.

The Owner may change the annuity payout option up to one month before the Annuity Date. If the Owner fails to choose an annuity payout option, monthly benefit payments will be made under a variable Life with Cash Back annuity payout option.

The annuity payout option selected must result in an initial payment of at least $100 (a lower amount may be required in certain jurisdictions.) The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment may be made.

FIXED ANNUITY PAYOUT OPTIONS. If the Owner selects a fixed annuity payout option, each monthly annuity benefit payment will be equal to the first (unless a withdrawal is made or as otherwise described under certain reduced survivor annuity benefits.) Any portion of the Contract's Accumulated Value converted to a fixed annuity will be held in the Company's General Account. The Contract provides guaranteed fixed annuity option rates that determine the dollar amount of the first payment under each form of fixed annuity for each $1,000 of applied value. These rates are based on the Annuity 2000 Mortality Table and a 3% AIR. The Company may offer annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class. For more specific information about fixed annuity payout options, see the Contract.

VARIABLE ANNUITY PAYOUT OPTIONS. If the Owner selects a variable annuity payout option, he/she will receive monthly payments equal to the value of the fixed number of Annuity Units in the chosen Sub-Account(s). The first variable annuity benefit payment will be based on the current annuity option rates made available by the Company at the time the variable annuity payout option is selected. Annuity option rates determine the dollar amount of the first payment for each $1,000 of applied value. The annuity option rates are based on the Annuity 2000 Mortality Table and a 3% AIR.

Since the value of an Annuity Unit in a Sub-Account reflects the investment performance of the Sub-Account, the amount of each monthly annuity benefit payment will usually vary. However, under this Contract, if the Owner elects a variable payout option, he or she must also select a monthly, quarterly, semi-annual or annual Change Frequency. The Change Frequency is the frequency that changes due to the Sub-Account's investment performance will be reflected in the dollar value of a variable annuity benefit payment. As such, the Change Frequency chosen will determine how frequently monthly variable annuity payments will vary. For example, if a monthly Change Frequency is in effect, payments may vary on a monthly basis. If a quarterly Change Frequency is selected, the amount of each monthly payment may change every three months and will be level within each three month cycle.

At the time the Change Frequency is elected, the Owner must also select the date the first change is to occur. This date may not be later than the length of the Change Frequency elected. For example, if a semi-annual Change Frequency is elected, the date of the first change may not be later than six months after the Annuity Date. If a quarterly Change Frequency is elected, the date of the first change may not be later than three months after the Annuity Date.

C.  DESCRIPTION OF ANNUITY PAYOUT OPTIONS

The Company currently provides the following annuity payout options:

LIFE ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Payments cease with the last annuity benefit payment due prior to the Annuitant's death.

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments will continue for the remaining lifetime of the survivor at a previously elected level of 100%, two-thirds or one-half of the total number of Annuity Units.

LIFE WITH PERIOD CERTAIN ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments guaranteed for a specified number of years and continuing thereafter during the Annuitant's lifetime. If the Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments guaranteed for a specified number of years and continuing during the Annuitant's and Joint Annuitant's joint lifetimes. Upon the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. If the surviving Annuitant dies before all guaranteed payments have been made, the remaining payments continue to the Owner or the Beneficiary (whichever is applicable).

LIFE WITH CASH BACK ANNUITY PAYOUT OPTION

    - SINGLE LIFE ANNUITY -- Monthly payments during the Annuitant's life. Thereafter, any excess of the originally applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

    - JOINT AND SURVIVOR ANNUITIES -- Monthly payments during the Annuitant's and Joint Annuitant's joint lifetimes. At the first death, payments continue for the survivor's remaining lifetime at the previously elected level of 100%, two-thirds or one-half of the Annuity Units. Thereafter, any excess of the original applied Annuity Value, over the total amount of annuity benefit payments made and withdrawals taken, will be paid to the Owner or the Beneficiary (whichever is applicable).

PERIOD CERTAIN ANNUITY PAYOUT OPTION

Monthly annuity benefit payments for a chosen number of years ranging from five to thirty are paid. If the Annuitant dies before the end of the period, remaining payments will continue. The period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made.

D.  VARIABLE ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit of a Sub-Account on any Valuation Date thereafter is equal to the value of the Annuity Unit on the immediately preceding Valuation Date multiplied by the product of:

    (1) a discount factor equivalent to the AIR and

    (2) the Net Investment Factor of the Sub-Account funding the annuity benefit payments for the applicable Valuation Period.

Annuity benefit payments will increase from one payment date to the next if the annualized net rate of return during that period is greater than the AIR and will decrease if the annualized net rate of return is less than the AIR. Where permitted by law, the Owner may select an AIR of 3%, 5%, or 7%. A higher AIR will result in a higher initial payment. However, subsequent payments will increase more slowly during periods when actual investment performance exceeds the AIR and will decrease more rapidly during periods when investment performance is less than the AIR.

DETERMINATION OF THE FIRST ANNUITY BENEFIT PAYMENT. The amount of the first periodic variable annuity benefit payment depends on the:

    - annuity payout option chosen;

    - length of the annuity payout option elected;

    - age of the Annuitant;

    - gender of the Annuitant (if applicable, see "H. NORRIS Decision");

    - value of the amount applied under the annuity payout option;

    - applicable annuity purchase rates based on the Annuity 2000 Mortality Table; and

    - AIR selected.

The dollar amount of the first periodic annuity benefit payment is determined by multiplying:

    (1) the Accumulated Value applied under that option after application of any Market Value Adjustment and less premium tax, if any, (or the amount of the death benefit, if applicable) divided by $1,000, by

    (2) the applicable amount of the first monthly payment per $1,000 of value.

DETERMINATION OF THE NUMBER OF ANNUITY UNITS. The dollar amount of the first variable annuity benefit payment is then divided by the value of an Annuity Unit of the selected Sub-Account(s) to determine the number of Annuity Units represented by the first payment. The number of Annuity Units remains fixed under all annuity payout options (except for the survivor annuity benefit payment under the joint and two-thirds or joint and one-half option) unless the Owner transfers among Sub-Accounts, makes a withdrawal, or units are split.

DOLLAR AMOUNT OF SUBSEQUENT VARIABLE ANNUITY BENEFIT PAYMENTS. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date. The dollar amount of each periodic variable annuity benefit payment after the first will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Account(s).

For an illustration of the calculation of a variable annuity benefit payment using a hypothetical example, see "Annuity Benefit Payments" in the SAI.

PAYMENT OF ANNUITY BENEFIT PAYMENTS. The Owner will receive the annuity benefit payments unless he/ she requests in writing that payments be made to another person, persons, or entity. If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the Contract. Any remaining annuity benefit payments will continue to the beneficiary in accordance with the terms of the annuity benefit payment option selected. If there are Joint Owners on or after the Annuity Date, upon the first Owner's death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected.

If an Annuitant dies on or after the Annuity Date but before all guaranteed annuity benefit payments have been made, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated. Unless otherwise indicated by the Owner, the present value of any remaining guaranteed annuity benefit payments may be paid in a single sum to the Owner. For discussion of present value calculation, see "Calculation of Present Value" below.

E.  TRANSFERS OF ANNUITY UNITS

After the Annuity Date and prior to the death of the Annuitant, the Owner may transfer among the available Sub-Accounts upon written or telephone request to the Company. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. A designated number of Annuity Units equal to the dollar amount of the transfer requested will be exchanged for an equivalent dollar amount of Annuity Units of another Sub-Account. Transfer values will be based on the Annuity Value next computed after receipt of the transfer request.

Currently, the Company does not charge for transfers. The first 12 transfers in a Contract year are guaranteed to be free of any transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge, guaranteed never to exceed $25, to reimburse it for the expense of processing transfers.

Automatic transfers (Dollar Cost Averaging) are available during the annuitization phase subject to the same rules described in "D. Transfer Privilege" except that the Fixed Account is not available as a source account.

F.  WITHDRAWALS AFTER THE ANNUITY DATE

WITHDRAWALS AFTER THE ANNUITY DATE FROM QUALIFIED AND NON-QUALIFIED CONTRACTS MAY HAVE ADVERSE TAX CONSEQUENCES. BEFORE MAKING A WITHDRAWAL, PLEASE CONSULT YOUR TAX ADVISOR AND SEE FEDERAL TAX CONSIDERATIONS, "C. TAXATION OF THE CONTRACT IN GENERAL," "WITHDRAWALS AFTER ANNUITIZATION."

After the Annuity Date and prior to the death of the Annuitant, the Owner may take withdrawals from the Contract. The Owner must submit to the Principal Office a signed, written request indicating the desired dollar amount of the withdrawal. The minimum amount of a withdrawal is $1,000. If the amount requested is greater than the maximum amount that may be withdrawn at that time, the Company will allow the withdrawal only up to the maximum amount.

The type of withdrawal and the number of withdrawals that may be made each calendar year depend upon whether the Owner annuitizes under an annuity payout option with payments based on the life of one or more Annuitants with no guaranteed payments (a "Life" annuity payout option), under a life annuity payout option that in part provides for a guaranteed number of payments (a "Life With Period Certain" or "Life With Cash Back" annuity payout option), or an annuity payout option based on a guaranteed number of payments (a "Period Certain" annuity payout option).

WITHDRAWALS UNDER LIFE ANNUITY PAYOUT OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

WITHDRAWALS UNDER LIFE WITH PERIOD CERTAIN OR LIFE WITH CASH BACK ANNUITY PAYOUT
  OPTIONS

The Owner may make one Payment Withdrawal in each calendar year. A Payment Withdrawal cannot exceed the previous monthly annuity benefit payment multiplied by ten (10). The amount of each Payment Withdrawal represents a percentage of the present value of the remaining annuity benefit payments.

The Owner may make one Present Value Withdrawal in each calendar year, if there are remaining GUARANTEED annuity benefit payments. The amount of each Present Value Withdrawal represents a percentage of the present value of the remaining guaranteed annuity benefit payments. Each year a Present Value Withdrawal is taken, the Company records the percentage of the present value of the then remaining guaranteed annuity benefit payments that was withdrawn. The total percentage withdrawn over the life of the Contract cannot exceed 75%. This means that each Present Value Withdrawal is limited by the remaining available percentage. (For example, assume that in year three the Owner withdraws 15% of the then current present value of the remaining guaranteed annuity benefit payments. In year seven, the Owner withdraws 20% of the then current present value of the remaining guaranteed annuity benefit payments. Through year seven the total percentage withdrawn is 35%. After year seven, the Owner may make Present Value Withdrawal(s) of up to 40% (75% - 35%) of the present value of any remaining guaranteed annuity benefit payments).

Under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed annuity benefit payments have been made, the number of Annuity Units or dollar amount applied to future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," below.

WITHDRAWALS UNDER PERIOD CERTAIN ANNUITY PAYOUT OPTIONS

The Owner may make multiple Present Value Withdrawals in each calendar year, up to 100% of the present value of the guaranteed annuity benefit payments. Withdrawal of 100% of the present value of the guaranteed annuity benefit payments will result in termination of the Contract.

The amount of each Payment Withdrawal or Present Value Withdrawal represents a portion of the present value of the remaining annuity benefit payments or remaining guaranteed annuity benefit payments, respectively, and proportionately reduces the number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option) applied to future annuity benefit payments. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments. See "Calculation of Proportionate Reduction," below. The present value is calculated with a discount rate that will include an additional charge if a withdrawal is taken within 5 years of the Issue Date. See "Calculation of Present Value," below.

CALCULATION OF PROPORTIONATE REDUCTION. Each Payment Withdrawal proportionately reduces the number of Annuity Units applied to each future variable annuity benefit payment or the dollar amount applied to each future fixed annuity benefit payment. Each Present Value Withdrawal proportionately reduces the number of Annuity Units applied to each future GUARANTEED variable annuity benefit payment or the dollar amount applied to each future GUARANTEED fixed annuity benefit payment. Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

PAYMENT WITHDRAWALS. Payment Withdrawals are available under Life, Life with Period Certain, or Life with Cash Back annuity payout options. The Owner may make one Payment Withdrawal in each calendar year.

Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                       Amount of the variable withdrawal
                 ----------------------------------------------
                Present value of all remaining variable annuity
              benefit payments immediately prior to the withdrawal

Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower future variable annuity benefit payments.

Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining fixed annuity benefit payments.

If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

PRESENT VALUE WITHDRAWALS. Present Value Withdrawals are available under Life with Period Certain or Life with Cash Back annuity payout options (the Owner may make one Present Value Withdrawal in each calendar year, if there are remaining guaranteed annuity benefit payments) and under Period Certain annuity payout options (the Owner may make multiple Present Value Withdrawals in each calendar year).

Under a variable annuity payout option, the proportionate reduction in Annuity Units is calculated by multiplying the number of Annuity Units in each future variable guaranteed annuity benefit payment (determined immediately prior to the withdrawal) by the following fraction:

                       Amount of the variable withdrawal
                 ----------------------------------------------
                Present value of all remaining variable annuity
              benefit payments immediately prior to the withdrawal

Under a fixed annuity payout option, the proportionate reduction is calculated by multiplying the dollar amount of each future fixed annuity benefit payment by a similar fraction, which is based on the amount of the fixed withdrawal and present value of remaining guaranteed fixed annuity benefit payments.

Because each variable annuity benefit payment is determined by multiplying the number of Annuity Units by the value of an Annuity Unit, the reduction in the number of Annuity Units will result in lower variable annuity benefit payments with respect to the guaranteed payments. Under a fixed annuity payout option, the proportionate reduction will result in lower fixed annuity benefit payments with respect to the guaranteed payments. However, under a Life with Period Certain annuity payout option or Life with Cash Back annuity payout option, if the Annuitant is still living after the guaranteed number of annuity benefit payments has been made, the number of Annuity Units or dollar amount of future annuity benefit payments will be restored as if no Present Value Withdrawal(s) had taken place.

If a withdrawal is taken within 5 years of the Issue Date, the discount rate used to calculate the present value will include an additional charge. See "Calculation of Present Value," below.

CALCULATION OF PRESENT VALUE. When a withdrawal is taken, the present value of future annuity benefit payments is calculated based on an assumed mortality table and a discount rate. The mortality table that is used will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table with male, female, or unisex rates, as appropriate). The discount rate is the AIR (for a variable annuity payout option) or the interest rate (for a fixed annuity payout option) that was used at the time of annuitization to determine the annuity benefit payments.

For each Payment Withdrawal, the number of years of annuity benefit payments being valued depends upon the life expectancy of the Annuitant at the time of the withdrawal. The life expectancy will be determined by a mortality table that will be equal to the mortality table used at the time of annuitization to determine the annuity benefit payments (currently the Annuity 2000 Mortality Table).

Carefully consider the following before making a withdrawal (especially if you are making the withdrawal under a Life with Period Certain or Life with Cash Back annuity payout option):

    - For a Payment Withdrawal, the present value calculation (including any applicable adjustments) affects the proportionate reduction of the remaining number of Annuity Units (under a variable annuity payout option) or dollar amount (under a fixed annuity payout option), applied to each future annuity benefit payment, as explained in "Calculation of Proportionate Reduction -- Payment Withdrawals," above. There will be a proportionate reduction in the number of Annuity Units or the dollar amount applied to each future annuity benefit payment. This will result in lower future annuity benefit payments, all other things being equal.

    - For a Present Value Withdrawal, the discount factor is used in determining the maximum amount that can be withdrawn under the present value calculation. In addition, there will be a proportionate reduction in the number of Annuity Units or the dollar amount applied to each future guaranteed annuity benefit payment. This will result in lower future annuity benefit payments with respect to the guaranteed payments, all other things being equal. See "Calculation of Proportionate Reduction -- Present Value Withdrawals," above.

For examples comparing a Payment Withdrawal and a Present Value Withdrawal, see APPENDIX D -- EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS.

DEFERRAL OF WITHDRAWALS. A withdrawal is normally payable within seven days following the Company's receipt of the withdrawal request. However, the Company reserves the right to defer withdrawals of amounts in each Sub-Account in any period during which:

    - trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays;

    - the SEC has by order permitted such suspension; or

    - an emergency, as determined by the SEC, exists such that disposal of portfolio securities or valuation of assets of a separate account is not reasonably practicable.

The Company reserves the right to defer withdrawals of amounts allocated to the Company's General Account for a period not to exceed six months.

G.  REVERSAL OF ANNUITIZATION

The Owner may reverse the decision to annuitize by written request to the Company within 90 days of the Annuity Date. Upon receipt of such request, the Company will return the Contract to the Accumulation Phase, subject to the following:

    (1) The value applied under a fixed annuity payout option at the time of annuitization will be treated as if it had been invested in the Fixed Account of the Contract on that same date.

    (2) The Sub-Account allocations that were in effect at the time of annuitization will first be used for calculating the reversal. Any transfers between variable Sub-Accounts during the Annuity Payout phase will then be treated as transfers during the Accumulation Phase (As a result, the Contract's Accumulated Value after the reversal will reflect the same Sub-Account allocations that were in effect immediately prior to the reversal).

    (3) Any annuity benefit payments paid and any withdrawals taken during the Annuity Payout phase will be treated as a withdrawal of the Surrender Value in the Accumulation Phase, as of the date of the payment or withdrawal. There may be adverse tax consequences resulting from these withdrawals. See FEDERAL TAX CONSIDERATIONS, "C. Taxation of the Contract in General."

If the Company learns of the Owner's decision to reverse annuitization after the maximum Annuity Date permitted under the Contract, the Company will contact the Owner. The Owner must then immediately select an annuity payout option (either the original annuity payout option or a different annuity payout option). If the Owner does not select an annuity payout option, payments will begin under a variable Life with Cash Back annuity payout option.

H.  NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on unisex rates.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Funds are described in the prospectuses and SAIs of the Underlying Funds.

A.  VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company assesses a charge against the assets of each Sub-Account to compensate for certain mortality and expense risks it has assumed. The mortality and expense risk charge is assessed daily at an annual rate of 0.65% of each Sub-Account's assets. The charge is imposed during both the accumulation phase and the annuity payout phase. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity payout option selected), no matter how long the Annuitant lives and no matter how long all Annuitants as a class live. The mortality charge is deducted during the annuity payout phase on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

This charge may not be increased. Since mortality and expense risks involve future contingencies that are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily Administrative Expense Charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase and may not be increased. The daily Administrative Expense Charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described below under "B. Contract Fee") and for the Administrative Expense Charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts purchase shares of the Underlying Funds, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Funds. The prospectus and SAI of the Underlying Funds contain additional information concerning expenses of the Underlying Funds.

B.  CONTRACT FEE

A $35 Contract fee (a lower fee may apply in some states) currently is deducted during the accumulation phase, on the Contract anniversary date and upon full surrender of the Contract if the Accumulated Value on any of these dates is less than $75,000.

Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage which the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the portion of the charge deducted from that Sub-Account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the Issue Date, either the Owner or the Annuitant is within the following class of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Funds; investment managers or sub-advisers of the Underlying Funds; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C.  OPTIONAL RIDER CHARGE

Subject to state availability, the Company offers a rider that is available only if elected by the Owner at issue. A separate monthly charge is made for the Rider through a pro-rata reduction of the Accumulated Value of the Sub-Accounts, the Fixed Account and the Guarantee Period Accounts. The pro-rata reduction is based on the relative value that the Accumulation Units of the Sub-Accounts, the dollar amounts in the Fixed Account and the dollar amounts in the Guarantee Period Accounts bear to the total Accumulated Value.


The applicable charge for the Rider is assessed on the Accumulated Value on the last day of each Contract month multiplied by 1/12th of the following annual percentage rate:


5% Enhanced Death Benefit With Annual Step-Up...............  0.25%

For a description of the Rider, see "Optional Enhanced Death Benefit Rider" under "F. Death Benefit," DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE, above.

D.  PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

    1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for a Contract at the time payments are received); or

    2.  the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law.

If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E.  TRANSFER CHARGE

The Company currently does not assess a charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of a transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year to reimburse it for the expense of processing transfers. For more information, see "D. Transfer Privilege" under DESCRIPTION OF THE CONTRACT -- THE ACCUMULATION PHASE and "E. Transfers of Annuity Units" under ANNUITIZATION -- THE PAYOUT PHASE.

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Company's Fixed Account are not registered as an investment company under the provisions of the 1933 Act or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of this Contract or any fixed benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, Guarantee Periods ranging from two through ten years may be available. Each Guarantee Period established for the Owner is accounted for separately in a non-unitized segregated account except in California where it is accounted for in the Company's General Account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions. Once an interest rate is in effect for a Guarantee Period Account, however, the Company may not change it during the duration of its Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%. The Guarantee Period Accounts are not available in New York, Oregon, Maryland, and Pennsylvania.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period.

Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is $1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Money Market Sub-Account. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days, but not more than 75 days, prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration at the then current rate unless (1) less than $1,000 would remain in the Guarantee Period Account on the expiration date, or (2) unless the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the Money Market Sub-Account. Where amounts have been renewed automatically in a new Guarantee Period, the Company will give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals, or surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit although a positive Market Value Adjustment, if any, will be applied to increase the value of the death benefit when based on the Contract's Accumulated Value. See "F. Death Benefit." All other transfers, withdrawals, or a surrender prior to the end of a Guarantee Period will be subject to a Market Value Adjustment, which may increase or decrease the value. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                            [(1+i)/(1+j)](n/365) - 1

        where: i is the Guaranteed Interest Rate expressed as a decimal for example: (3% = 0.03) being credited to the current Guarantee Period;

               j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

               n is the number of days remaining from the Effective Valuation
                 Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited; however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value is also affected by the minimum guaranteed rate of 3%. The amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, See APPENDIX C, THE MARKET VALUE ADJUSTMENT.

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "E. Surrender and Withdrawals." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted or added to the amount remaining in the Guarantee Period Account. If the entire amount in a Guarantee Period Account is requested, the adjustment will be made to the amount payable.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of a Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, Annuitant, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS. In addition, this discussion does not address state or local tax consequences that may be associated with the Contract.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS, AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

A.  GENERAL

THE COMPANY. The Company intends to make a charge for any effect which the income, assets, or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account was a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

DIVERSIFICATION REQUIREMENTS. The IRS has issued regulations under Section 817(h) of the Code relating to the diversification requirements for variable annuity and variable life insurance contracts. The regulations prescribed by the Treasury Department provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. Under this section of the Code, if the investments are not adequately diversified, the Contract will not be treated as an annuity contract, and therefore the income on the Contract, for any taxable year of the Owner, would be treated as ordinary income received or accrued by the Owner. It is anticipated that the Underlying Portfolios will comply with the current diversification requirements. In the event that future IRS regulations and/or rulings would require Contract modifications in order to remain in compliance with the diversification standards, the Company will make reasonable efforts to comply, and it reserves the right to make such changes as it deems appropriate for that purpose.

INVESTOR CONTROL. In order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may now be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account. This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

B.  QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts, "qualified contracts" and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 408 and 408A of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary, depending on whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified contracts, see "E. Individual Retirement Annuities" below.

C.  TAXATION OF THE CONTRACT IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Nonnatural Owner" below), be considered an annuity contract under Section 72 of the Code. Please note, however, if the Owner chooses an Annuity Date beyond the Owner's 85th birthday, it is possible that the Contract may not be considered an annuity for tax purposes, and therefore, the Owner will be taxed on the annual increase in Accumulated Value. The Owner should consult tax and financial advisors for more information. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

WITHDRAWALS AFTER ANNUITIZATION. A withdrawal from a qualified or non-qualified Contract may create significant adverse tax consequences. It is possible that the Internal Revenue Service may take the view that when withdrawals (other than annuity payments) are taken during the annuity payout phase of the Contract, all amounts received by the taxpayer may be taxable at ordinary income rates as amounts "not received as an annuity." In addition, such amounts may be taxable to the recipient without regard to the Owner's investment in the Contract or any investment gain that might be present in the current Annuity Value.

For example, assume that a Contract owner with a Contract Value of $100,000 of which $90,000 is comprised of investment in the Contract and $10,000 is investment gain, makes a withdrawal of $20,000 during the annuity payout phase. Under this view, the Contract owner would pay income taxes on the entire $20,000 amount in that tax year. For some taxpayers, such as those under age 59 1/2, additional tax penalties may also apply.

OWNERS OF QUALIFIED AND NON-QUALIFIED CONTRACTS SHOULD CONSIDER CAREFULLY THE TAX IMPLICATIONS OF ANY WITHDRAWAL REQUESTS AND THEIR NEED FOR CONTRACT FUNDS PRIOR TO THE EXERCISE OF THE WITHDRAWAL RIGHT. CONTRACT OWNERS SHOULD ALSO CONTACT THEIR TAX ADVISER PRIOR TO MAKING WITHDRAWALS.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments begin under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable. If the annuitant dies before cost basis is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals:

    - taken on or after age 59 1/2; or

    - if the withdrawal follows the death of the Owner (or, if the Owner is not an individual, the death of the primary Annuitant, as defined in the Code); or

    - in the case of the Owner's "total disability" (as defined in the Code); or

    - irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the payee.

The requirement of "substantially equal" periodic payments is met when the Owner elects to have distributions made over the Owner's life expectancy, or over the joint life expectancy of the Owner and beneficiary. The requirement is also met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the later of the Owner's age 59 1/2 or five years, will subject the Owner to the 10% penalty tax on the prior distributions.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy, and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under any LED-type option prior to age 59 1/2 Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NONNATURAL OWNERS. As a general rule, deferred annuity contracts owned by "nonnatural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the Issue Date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a Contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well.

D.  TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

E.  INDIVIDUAL RETIREMENT ANNUITIES

Federal income taxation of assets held inside an individual retirement annuity and of earnings on those assets is deferred until distribution of plan benefits begin. As such, it is not necessary to purchase a variable annuity contract solely to obtain its tax deferral feature. However, other features offered under this Contract and described in this Prospectus -- such as the minimum guaranteed death benefit, the guaranteed fixed annuity rates and the wide variety of investment options -- may make this Contract a suitable investment for your individual retirement annuity.

Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Note: This term covers all IRAs permitted under Sections 408 and 408A of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to cancel the Contract as described in this Prospectus. See "C. Right to Cancel."

Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs and may be deductible to the employer.

                             STATEMENTS AND REPORTS

An Owner is sent a report semi-annually which provides certain financial information about the Underlying Funds. At least annually, but possibly as frequently as quarterly, the Company will furnish a statement to the Owner containing information about his or her Contract, including Accumulation Unit Values and other information as required by applicable law, rules and regulations. The Company will also send a confirmation statement to Owners each time a transaction is made affecting the Contract Value. (Certain transactions made under recurring payment plans may in the future be confirmed quarterly rather than by immediate confirmations.) The Owner should review the information in all statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Contract. The Company will assume that all transactions are accurately reported on confirmation statements and quarterly/annual statements unless the Owner notifies the Principal Office in writing within 30 days after receipt of the statement.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Underlying Fund no longer are available for investment or if, in the Company's judgment, further investment in any Underlying Fund should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may withdraw the shares of that Underlying Fund and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Underlying Fund or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Underlying Funds also are issued to variable accounts of the Company and its affiliates which issue variable life contracts ("mixed funding"). Shares of the Underlying Funds also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company and the Underlying Funds do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the respective trustees intend to monitor events in order to identify any material conflicts between such owners, and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes is made, the Company may endorse the Contract to reflect the substitution or change, and will notify Owners of all such changes. If the Company deems it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Account(s) may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration is no longer required, or may be combined with other Sub-Accounts or other separate accounts of the Company.

The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements, to:

    (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class,

    (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law,

    (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act,

    (4) to substitute the shares of any other registered investment company for the Fund shares held by a Sub-Account, in the event that Fund shares are unavailable for investment, or if the Company determines that further investment in such Fund shares is inappropriate in view of the purpose of the Sub-Account,

    (5) to change the methodology for determining the net investment factor, and

    (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered, and to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation (or any laws, regulations or rules of any jurisdiction in which the Company is doing business), including but not limited to requirements for annuity contracts and retirement plans under the Code and pertinent regulations or any state statute or regulation. Any such changes will apply uniformly to all Contracts that are affected. Owners will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Underlying Fund shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Underlying Fund, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions that are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to Contracts in the same proportion. If the 1940 Act or any rules thereunder should be amended or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right, whether or not such shares are attributable to the Contract, the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Underlying Fund. During the accumulation period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Underlying Fund share. During the annuity period, the number of Underlying Fund shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's Variable Annuity by the net asset value of one Underlying Fund share. Ordinarily, the Owner's voting interest in the Underlying Fund will decrease as the reserve for the Variable Annuity is depleted.

                                  DISTRIBUTION

The Contracts offered by this Prospectus may be purchased from representatives of Allmerica Investments, Inc., a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, is also the principal underwriter and distributor and is an indirect wholly owned subsidiary of First Allmerica. The Contract also may be purchased from certain independent broker-dealers that are NASD members.

The Company does not pay commissions to representatives of Allmerica Investments, Inc. or to independent broker-dealers who sell the Contract. However, a representative of Allmerica Investments, Inc. or an independent broker-dealer may assess an advisory fee as compensation for his or her services. To the extent permitted by NASD rules, promotional incentives or payments may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

The Company intends to recoup the cost of promotional and other sales expenses through profits from the Company's General Account, which may include amounts derived from mortality and risk charges.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, telephone 1-800-533-7881.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                              YEAR 2000 COMPLIANCE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company has completed the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.

The Company is engaged in formal communications with all of its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 program, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 issue, there can be no assurance that exposure for material contingencies will not arise.


The cost of the Year 2000 project is being expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. The Company and its affiliates have incurred and expensed approximately $61 million related to the assessment, plan development and substantial completion of the Year 2000 project through September 30, 1999. The total remaining cost of the project is estimated between $10-$15 million.


                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the annuity Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to a separate account. Allocations to the Fixed Account become part of the assets of the Company and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

STATE RESTRICTIONS. In Massachusetts, payments and transfers to the Fixed Account are subject to the following restrictions:

    If a Contract is issued prior to the Annuitant's 60th birthday, allocations to the Fixed Account will be permitted until the Annuitant's 61st birthday. On and after the Annuitant's 61st birthday, no additional Fixed Account allocations will be accepted. If a Contract is issued on or after the Annuitant's 60th birthday, up through and including the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. On and after the first Contract anniversary, no additional allocations to the Fixed Account will be permitted. If a Contract is issued after the Annuitant's 81st birthday, no payments to the Fixed Account will be permitted at any time.

In Oregon, no payments to the Fixed Account will be permitted if a Contract is issued after the Annuitant's 81st birthday. If an allocation designated as a Fixed Account allocation is received at the Principal Office during a period when the Fixed Account is not available due to the limitations outlined above, the monies will be allocated to the Money Market Sub-Account.

ENHANCED AUTOMATIC TRANSFER (DOLLAR COST AVERAGING) PROGRAMS. To the extent permitted by law, the Company reserves the right to offer Enhanced Automatic Transfer Program(s) from time to time. If you elect to participate, the Company will credit an enhanced interest rate to payments made to the Enhanced Automatic Transfer Program. Eligible payments:

    - must be new payments to the Contract, including the initial payment,

    - must be allocated to the Fixed Account, which will be the source account,

    - must be automatically transferred out of the Fixed Account to one or more Sub-Accounts over a specified time period and

    - will receive the enhanced rate while they remain in the Fixed Account.

You may be able to establish more than one Enhanced Automatic Transfer Program. Payments made to the Contract during the same month will be part of the same Enhanced Automatic Transfer Program if the length of the time period is the same and the enhanced rate is the same. The allocation for all of the amounts in the same program will be in accordance with the instructions for the most recent payment to this program. The monthly transfer will be made on the date designated for the initial payment to this program. The amount allocated will be determined by dividing the amount in the program by the number of remaining months. For example, for a six-month program, the first automatic transfer will be 1/6th of the balance; the second automatic transfer will be 1/5th of the balance, and so on.

Payments to different Enhanced Automatic Transfer Programs will be handled in accordance with the instructions for each particular program.

                     APPENDIX B -- PERFORMANCE INFORMATION


This Contract was first offered to the public in 2000. However, in order to help people understand how investment performance can affect money invested in the Sub-Accounts, the Company may advertise "total return" and "average annual total return" performance information based on (1) the periods that the Sub-Accounts have been in existence and (2) the periods that the Underlying Funds have been in existence. Performance results in the Table 1 reflect the applicable deductions for the Contract fee, Sub-Account charges and Underlying Fund charges under this Contract and also assume that the Contract is surrendered at the end of the applicable period. Performance results in Table 2 do not include the Contract fee and assume that the Contract is not surrendered at the end of the applicable period. Neither set of tables include optional Rider charges. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.


The "total return" of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by Variable Account charges, and expressed as a percentage. The "average annual total" return represents the average annual percentage change in the value of an investment in the Sub-Account over a given period of time. It represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Money Market Fund refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Quotations of average annual total return as shown in the Table are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 0.80%, the effect of the $35 annual Contract fee, and the Underlying Fund charges which would be assessed if the investment were completely withdrawn at the end of the specified period. The calculation is not adjusted to reflect the deduction of any optional Rider charges. Quotations of supplemental average total returns, as shown in Table 2, are calculated in exactly the same manner and for the same periods of time except that it does not reflect the Contract fee and assumes that the Contract is not surrendered at the end of the periods shown.

For more detailed information about these performance calculations, including actual formulas, see the SAI.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING FUND IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to:

    (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices, so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; or

    (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or

    (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses. In addition, relevant broad-based indices and performance from independent sources may be used to illustrate the performance of certain Contract features.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY


                                    TABLE 1
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF UNDERLYING FUND*
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)



                                                                FOR YEAR
                                           UNDERLYING FUND        ENDED           5       10 YEARS OR SINCE
SUB-ACCOUNT INVESTING IN UNDERLYING FUND   INCEPTION DATE       12/31/99        YEARS     INCEPTION IF LESS
----------------------------------------   ---------------   ---------------   --------   -----------------
Equity Index Fund........................      9/28/90                17.70%    25.00%         17.95%
Money Market Fund........................      4/29/85                 2.60%     2.88%          2.64%



                                    TABLE 2
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF UNDERLYING FUND*
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)



                                                                FOR YEAR
                                           UNDERLYING FUND        ENDED           5       10 YEARS OR SINCE
SUB-ACCOUNT INVESTING IN UNDERLYING FUND   INCEPTION DATE       12/31/99        YEARS     INCEPTION IF LESS
----------------------------------------   ---------------   ---------------   --------   -----------------
Equity Index Fund........................      9/28/90                19.45%    26.75%         19.70%
Money Market Fund........................      4/29/85                 4.35%     4.63%          4.39%


*While this Contract utilizes an existing Separate Account, the Sub-Accounts are new so there are no historical figures available.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY


                                    TABLE 1
                  AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF UNDERLYING FUND*
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)



                                                                FOR YEAR
                                           UNDERLYING FUND        ENDED           5       10 YEARS OR SINCE
SUB-ACCOUNT INVESTING IN UNDERLYING FUND   INCEPTION DATE       12/31/99        YEARS     INCEPTION IF LESS
----------------------------------------   ---------------   ---------------   --------   -----------------
Equity Index Fund........................      9/28/90                17.95%    25.25%         18.20%
Money Market Fund........................      4/29/85                 2.85%     3.13%          2.89%



                                    TABLE 2
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1999
                      SINCE INCEPTION OF UNDERLYING FUND*
                (ASSUMING COMPLETE WITHDRAWAL OF THE INVESTMENT)



                                                                FOR YEAR
                                           UNDERLYING FUND        ENDED           5       10 YEARS OR SINCE
SUB-ACCOUNT INVESTING IN UNDERLYING FUND   INCEPTION DATE       12/31/99        YEARS     INCEPTION IF LESS
----------------------------------------   ---------------   ---------------   --------   -----------------
Equity Index Fund........................      9/28/90                19.45%    26.75%         19.70%
Money Market Fund........................      4/29/85                 4.35%     4.63%          4.39%


*While this Contract utilizes an existing Separate Account, the Sub-Accounts are new so there are no historical figures available.

                                   APPENDIX C
                          THE MARKET VALUE ADJUSTMENT

MARKET VALUE ADJUSTMENT

The market value factor is: [(1+i)/(1+j)] to the power of n/365 -1

A payment of $50,000 is made on the Issue Date and no additional payments are made. The following examples assume:

    1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

    2. The date of surrender is seven years (2,555 days) from the expiration date.

    3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

    4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

    5. Surrender charges, if any, are calculated in the same manner as shown in the examples in Part 1.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*
Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

    The market value factor          =  [(1+i)/(1+j)] to the power of n/365 -1

                                     =  [(1+.08)/(1+.10)] to the power of 2555/365 -1

                                     =  (.98182) to the power of 7 -1

                                     =  -.12054

    The market value adjustment      =  the market value factor multiplied by the withdrawal

                                     =  -.12054 X $62,985.60

                                     =  -$7,592.11

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)*
Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

    The market value factor          =  [(1+i)/(1+j)] to the power of n/365-1

                                     =  [(1+.08)/(1+.07)] to the power of 2555/365-1

                                     =  (1.00935) to the power of 7-1

                                     =  .06728

    The market value adjustment      =  the market value factor multiplied by the withdrawal

                                     =  .06728 X $62,985.60

                                     =  $4,237.90

*Uncapped is a straight application of the Market Value Adjustment formula when the value produced is less than the cap.

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)*
Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

    The market value factor          =  [(1+i)/(1+j)] to the power of n/365-1

                                     =  [(1+.08)/(1+.11)] to the power of 2555/365-1

                                     =  (.97297) to the power of 7-1

                                     =  -.17454

    The market value adjustment      =  Minimum of the market value factor multiplied by the
                                        withdrawal or the negative of the excess interest
                                        earned over 3%

                                     =  Minimum (-.17454 X $62,985.60 or -$8,349.25)

                                     =  Minimum (-$10,992.38 or -$8,349.25)

                                     =  -$8,349.25

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)*
Assume that on the date of surrender, the current rate (j) is 5.00% or 0.05

    The market value factor          =  [(1+i)/(1+j)] to the power of n/365-1

                                     =  [(1+.08)/(1+.05)] to the power of 2555/365-1

                                     =  (1.02857) to the power of 7 - 1

                                     =  .21798

    The market value adjustment      =  Minimum of the market value factor multiplied by the
                                        withdrawal or the excess interest earned over 3%

                                     =  Minimum of (.21798 X $62,985.60 or $8,349.25)

                                     =  Minimum of ($13,729.78 or $8,349.25)

                                     =  $8,349.25

*Capped takes into account the excess interest part of the Market Value Adjustment formula when the value produced is greater than the cap.

                                   APPENDIX D
         EXAMPLES OF PRESENT VALUE WITHDRAWALS AND PAYMENT WITHDRAWALS

Assume in the examples below that a 65-year-old male annuitizes his contract exactly two years after the Issue Date. The annuitization amount is $250,000. Further assume that he selects a variable Life with Period Certain annuity payout option of Single Life with Payments Guaranteed for 10 Years, an Assumed Investment Return ("AIR") of 3%, and an annual Change Frequency. Assume that the Annuity Value purchases 1,370 Annuity Units and the first monthly annuity benefit payment is equal to $1,370. The following examples assume a net return of 8% (gross return of 9.4%).

PRESENT VALUE WITHDRAWALS

EXAMPLE 1. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Present Value Withdrawal available at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

     Annuity Units prior to withdrawal = 1,370
     Annuity Unit Value on the date of withdrawal = 1.39350
     Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09
     Rate used in Present Value Determination = 3% (3% AIR)
     Present Value of Future Guaranteed Annuity Benefit Payments = $65,849.08 Maximum Present Value Withdrawal Amount = $49,386.81 ($65,849.08 * 75%) Annuity Units after withdrawal = 342.50 (1,370 * (1 -
     (49,386.81/65,849.08)))
     Annuity Unit Value on the date of withdrawal = 1.39350
     Monthly Annuity Benefit Payment after withdrawal = $477.27

Because this is a Present Value Withdrawal, the number of Annuity Units will increase to 1,370 after the end of the 10-year period during which the Company guaranteed to make payments.

PAYMENT WITHDRAWALS

EXAMPLE 2. Assume that the Owner has taken no previous withdrawals and would like to take the maximum Payment Withdrawal of 10 monthly annuity benefit payments at the beginning of the tenth contract year (eighth year of the Annuity Payout phase).

       Last Monthly Annuity Benefit Payment = $1,820.71
       Withdrawal Amount = $18,207.10 (10 * 1,820.71)

       Annuity Units prior to withdrawal = 1,370
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment prior to withdrawal = $1,909.09

       Rate used in Present Value Determination = 3% (3% AIR)
       Present Value of Future Annuity Benefit Payments = $268,826.18

       Annuity Units after withdrawal = 1,272.71 (1,370 * (1 -
       (18,207.10/268,826.18)))
       Annuity Unit Value on the date of withdrawal = 1.39350
       Monthly Annuity Benefit Payment after withdrawal = $1,779.80

Because this is a Payment Withdrawal, the number of Annuity Units will not increase after the end of the 10-year period during which the Company guaranteed to make payments.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION

                                    OF
        FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS
                               FUNDED THROUGH

                              SUB-ACCOUNTS OF

                           SEPARATE ACCOUNT VA-K

              INVESTING IN SHARES OF ALLMERICA INVESTMENT TRUST



This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Allmerica Accumulator prospectus for Separate Account VA-K dated ______, 2000 ("the Prospectus"). The Prospectus may be obtained from Annuity Client Services, Allmerica Financial Life Insurance and Annuity Company, 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 1-800-533-7881.

DATED _____, 2000

                             TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY  .................................   2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT
     AND THE COMPANY  ............................................   2

SERVICES  ........................................................   3

UNDERWRITERS  ....................................................   3

ANNUITY BENEFIT PAYMENTS  ........................................   4

PERFORMANCE INFORMATION  .........................................   5

FINANCIAL STATEMENTS  ............................................ F-1


                   GENERAL INFORMATION AND HISTORY


Separate Account VA-K (the "Variable Account") is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the "Company") authorized by vote of its Board of Directors on November 1, 1990. The Company is a life insurance company organized under the laws of Delaware in July 1974. Its principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone (508) 855-1000. The Company is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1999, the Company had over $14 billion in assets and over $26 billion of life insurance in force.



Effective October 1, 1995, the Company changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. The Company is a wholly owned subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica") which, in turn, is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). First Allmerica, originally organized under the laws of Massachusetts in 1844 as a mutual life insurance company, and known as State Mutual Life Assurance Company of America, converted to a stock life insurance company and adopted its present name on October 16, 1995. First Allmerica is among the five oldest life insurance companies in America. As of December 31, 1999, First Allmerica and its subsidiaries (including the Company) had over $27 billion in combined assets and over $48 billion in life insurance in force.



Currently, 2 Sub-Accounts of the Variable Account are available under the Allmerica Accumulator contract (the "Contract"). Each Sub-Account invests in a corresponding investment portfolio of Allmerica Investment Trust (the "Trust"). The Trust is managed by Allmerica Financial Investment Management Services, Inc.


The Trust is an open-end, diversified management investment company. Two different funds of the Trust are available under the Contract: the Equity Index Fund and the Money Market Fund. Each Fund available under the Contract (together, the "Underlying Funds") has its own investment objectives and certain attendant risks.

                  TAXATION OF THE CONTRACT, THE VARIABLE
                        ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the contracts, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the contracts or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its parent and affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                     SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Fund shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Fund shares is reflected on the records of the Underlying Fund and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, and the financial statements of Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity (commonly referred to as Separate Account VA-K) of the Company as of December 31, 1998 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                   UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from NASD registered representatives of Allmerica Investments and from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts. No commissions will be paid for sales of Contract A3030-99. However, a representative of Allmerica Investments or an independent broker-dealer may assess an advisory fee as compensation for his or her services.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity policies. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services.


The aggregate amounts of commissions paid to representatives of Allmerica Investments, Inc. for sales of all contracts funded by Separate Account VA-K (including contracts not described in the Prospectus) were $38,326,089.25 in 1999, $36,853,600.78 in 1998 and $34,693,060.08 in 1997.

                           ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:

(1)  Accumulation Unit Value -- Previous Valuation Period  ..........  $1.135000

(2)  Value of Assets -- Beginning of Valuation Period  .............. $5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses...     $1,675

(4)  Adjusted Gross Investment Rate for the Valuation
     Period (3) divided by (2)   ....................................   0.000335

(5)  Annual Charge (one-day equivalent of 0.80% per annum) ..........   0.000022

(6)  Net Investment Rate (4) - (5)  .................................   0.000313

(7)  Net Investment Factor 1.000000 + (6)  ..........................   1.000313

(8)  Accumulation Unit Value -- Current Period (1) x (7) ............  $1.135355

Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains of $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.135405.

The method for determining the amount of annuity benefit payments is described in detail under "Variable Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit Value and the variable annuity benefit payment may be illustrated by the following hypothetical example: Assume an Owner has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulated Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax, the first monthly payment would be $44.80 ($44,800 divided by 1,000) multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit Value for the assumed investment return of 3.0% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit Values will not be the same as Accumulation Unit Values because the former reflect the 3.0% assumed investment return used in the annuity rate calculations. When the Annuity Unit Value of $1.100000 is divided into the first monthly payment the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999919 (the one-day adjustment factor for the assumed investment return of 3.0% per annum) produces a factor of 1.000109. This then is multiplied by the Annuity Unit Value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit

Value of $1.105121 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit Value, or 267.5818 times $1.105121, which produces a current monthly payment of $295.71.

                          PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "APPENDIX B -- PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Fund and/or an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

                   (n)
           P(1 + T)       =    ERV

   Where:        P        =    a hypothetical initial payment to the Variable
                               Account of $1,000

                 T        =    average annual total return

                 n        =    number of years

               ERV        =    the ending redeemable value of the $1,000
                               payment at the end of the specified period

The calculation of Total Return includes the annual charges against the assets of the Sub-Account. This charge is 0.80% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period.

The calculations of Total Return include the deduction of the $35 annual Contract fee.

YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT


Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1999:



            Yield             4.70%
            Effective         4.81%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                 (365/7)
     Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $35 annual Contract fee.

                              FINANCIAL STATEMENTS

Financial Statements are included for Allmerica Financial Life Insurance and Annuity Company and for its Separate Account VA-K. 1

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              (UNAUDITED)           (UNAUDITED)
                                                             QUARTER ENDED       NINE MONTHS ENDED
                                                             SEPTEMBER 30,         SEPTEMBER 30,
                                                          -------------------   -------------------
(IN MILLIONS)                                               1999       1998       1999       1998
-------------                                             --------   --------   --------   --------
REVENUES
    Premiums............................................   $  0.1     $--        $  0.3     $  0.4
    Universal life and investment product policy fees...     83.6       67.7      240.3      195.7
    Net investment income...............................     38.5       38.7      112.7      113.5
    Net realized investment (losses) gains..............     (2.5)      (2.7)      (7.1)      19.5
    Other income........................................     18.0        0.4       17.6        0.3
                                                           ------     ------     ------     ------
        Total revenues..................................    137.7      104.1      363.8      329.4
                                                           ------     ------     ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment
      expenses..........................................     39.7       32.7      130.0      114.5
    Policy acquisition expenses.........................     15.0       13.3       33.5       45.0
    Sales practice litigation expense...................    --          21.0      --          21.0
    Other operating expenses............................     40.9       22.6       96.2       72.5
                                                           ------     ------     ------     ------
        Total benefits, losses and expenses.............     95.6       89.6      259.7      253.0
                                                           ------     ------     ------     ------
Income from continuing operations before federal income
 taxes..................................................     42.1       14.5      104.1       76.4
                                                           ------     ------     ------     ------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current.............................................     (3.7)       1.5        0.6       19.0
    Deferred............................................     18.5        1.7       35.9        5.9
                                                           ------     ------     ------     ------
        Total federal income tax expense................     14.8        3.2       36.5       24.9
                                                           ------     ------     ------     ------
Net income..............................................   $ 27.3     $ 11.3     $ 67.6     $ 51.5
                                                           ======     ======     ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                               (UNAUDITED)
                                                              SEPTEMBER 30,   DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                              1999            1998
------------------------------------                          -------------   ------------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,283.2 and $1,284.6)................................    $ 1,272.3       $ 1,330.4
    Equity securities at fair value (cost of $35.2 and
      $27.4)................................................         35.0            31.8
    Mortgage loans..........................................        220.3           230.0
    Real estate.............................................         14.7            14.5
    Policy loans............................................        161.4           151.5
    Other long term investments.............................          9.2             9.1
                                                                ---------       ---------
        Total investments...................................      1,712.9         1,767.3
                                                                ---------       ---------
  Cash and cash equivalents.................................        231.1           217.9
  Accrued investment income.................................         31.7            33.5
  Premiums, accounts and notes receivable...................         (0.9)        --
  Reinsurance receivables on paid and unpaid losses,
    benefits and unearned premiums..........................        285.5           308.0
  Deferred policy acquisition costs.........................      1,104.6           950.5
  Premiums, accounts and notes receivable...................          3.8             4.8
  Other assets..............................................         75.9            46.9
  Separate account assets...................................     12,464.3        11,020.4
                                                                ---------       ---------
        Total assets........................................    $15,909.8       $14,349.3
                                                                =========       =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................    $ 2,327.1       $ 2,284.8
    Outstanding claims, losses..............................         17.2            17.9
    Unearned premiums.......................................          2.7             2.7
    Contractholder deposit funds and other policy
      liabilities...........................................         45.8            38.1
                                                                ---------       ---------
        Total policy liabilities and accruals...............      2,392.8         2,343.5
                                                                ---------       ---------
  Expenses and taxes payable................................        168.8           146.2
  Reinsurance premiums payable..............................         13.3            50.5
  Deferred federal income taxes.............................        101.7            78.8
  Separate account liabilities..............................     12,463.7        11,020.4
                                                                ---------       ---------
        Total liabilities...................................     15,140.3        13,639.4
                                                                ---------       ---------
  Commitments and contingencies (Note 5)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,526 and 2,525 shares issued...........................          2.5             2.5
  Additional paid-in capital................................        423.7           407.9
  Accumulated other comprehensive income....................          0.1            24.1
  Retained earnings.........................................        343.0           275.4
                                                                ---------       ---------
        Total shareholder's equity..........................        769.3           709.9
                                                                ---------       ---------
        Total liabilities and shareholder's equity..........    $15,909.8       $14,349.3
                                                                =========       =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                  (UNAUDITED)
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
COMMON STOCK................................................   $  2.5     $  2.5
                                                               ------     ------

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of period..........................    407.9      386.9
    Issuance of common stock................................     15.8        8.0
                                                               ------     ------
    Balance at end of period................................    423.7      394.9
                                                               ------     ------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net Unrealized Appreciation on Investments..............
    Balance at beginning of period..........................     24.1       38.5
    Net depreciation on available-for-sale securities.......    (36.9)     (18.9)
    Benefit for deferred federal income taxes...............     12.9        6.6
                                                               ------     ------
    Other comprehensive loss................................    (24.0)     (12.3)
                                                               ------     ------
    Balance at end of period................................      0.1       26.2
                                                               ------     ------
RETAINED EARNINGS
    Balance at beginning of period..........................    275.5      213.1
    Net income..............................................     67.6       51.5
                                                               ------     ------
    Balance at end of period................................    343.0      264.6
                                                               ------     ------
        Total shareholder's equity..........................   $769.3     $688.2
                                                               ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                (UNAUDITED)           (UNAUDITED)
                                                               QUARTER ENDED       NINE MONTHS ENDED
                                                               SEPTEMBER 30,         SEPTEMBER 30,
                                                            -------------------   -------------------
(IN MILLIONS)                                                 1999       1998       1999       1998
-------------                                               --------   --------   --------   --------
Net Income................................................   $ 27.3     $ 11.3     $ 67.6     $ 51.5
                                                             ------     ------     ------     ------
Other comprehensive income:
    Net depreciation on available-for-sale securities.....     (8.0)      (9.8)     (36.9)     (18.9)
    Benefit for deferred federal income taxes.............      2.8        3.4       12.9        6.6
                                                             ------     ------     ------     ------
        Other comprehensive loss..........................     (5.2)      (6.4)     (24.0)     (12.3)
                                                             ------     ------     ------     ------
    Comprehensive income..................................   $ 22.1     $  4.9     $ 43.6     $ 39.2
                                                             ======     ======     ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  (UNAUDITED)
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................  $  67.6    $  51.5
    Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
        Net realized gains (losses).........................      7.1      (19.5)
        Net amortization and depreciation...................     (1.6)      (5.9)
        Sales practice litigation expense...................    --          21.0
        Deferred federal income taxes.......................     35.9        5.9
        Change in deferred acquisition costs................   (126.1)    (140.1)
        Change in premiums and notes receivable, net of
          reinsurance.......................................    (36.2)      31.3
        Change in accrued investment income.................      1.7        2.9
        Change in policy liabilities and accruals, net......     48.3      154.2
        Change in reinsurance receivable....................     22.5      (61.3)
        Change in expenses and taxes payable................      9.7       (3.5)
        Separate account activity, net......................     (0.6)       1.6
        Other, net..........................................    (28.5)     (25.4)
                                                              -------    -------
            Net cash provided by (used in) operating
              activities....................................      9.6       12.7
                                                              -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................    241.1      145.9
    Proceeds from disposals of equity securities............     18.0       42.1
    Proceeds from disposals of other investments............      0.4       12.5
    Proceeds from mortgages matured or collected............     22.7       55.3
    Purchase of available-for-sale fixed maturities.........   (253.2)     (77.6)
    Purchase of equity securities...........................     (6.4)     (29.4)
    Purchase of other investments...........................    (23.2)     (62.7)
    Other investing activities (net)........................      0.2       (0.7)
                                                              -------    -------
        Net cash provided by investing activities...........      (.4)      85.4
                                                              -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in.....      4.0        8.0
                                                              -------    -------
        Net cash provided by financing activities...........      4.0        8.0
                                                              -------    -------
Net change in cash and cash equivalents.....................     13.2      106.0
Cash and cash equivalents, beginning of period..............    217.9       31.1
                                                              -------    -------
Cash and cash equivalents, end of period....................  $ 231.1    $ 137.1
                                                              =======    =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information.

The interim consolidated financial statements of AFLIAC, a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC"), include the accounts of its non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries). FAFLIC is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). AFLIAC was a wholly-owned subsidiary of SMA Financial Corporation ("SMAFCO") until SMAFCO contributed AFLIAC to FAFLIC on July 1, 1999. All significant intercompany accounts and transactions have been eliminated.

The interim consolidated financial statements of AFLIAC include the accounts of Allmerica Investments, Inc., Allmerica Investment Management Company, Inc., Allmerica Financial Investment Management Services, Inc., and Allmerica Financial Services Insurance Agency, Inc. These wholly-owned non-insurance subsidiaries were transferred to AFLIAC on July 1, 1999 from SMAFCO. The results of operations for the subsidiaries are included in the three months ended September 30, 1999. The financial statements of AFLIAC also include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998.

The accompanying interim consolidated financial statements reflect, in the opinion of the Company's management, all adjustments necessary for a fair presentation of the financial position and results of operations. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the Company's 1998 Annual Audited Financial Statements.

2.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of adoption of Statement No. 133.

In December 1997, the AICPA issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP No. 97-3"). SoP No. 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of SoP No. 97-3 had no effect on the results of operations or financial position of the Company.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

3.  SIGNIFICANT TRANSACTIONS

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly-owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

The equity of the four subsidiaries transferred from SMAFCO to AFLIAC on July 1, 1999 was $11.8 million. SMAFCO received one share of common stock in return for transferring the subsidiaries to AFLIAC. For the three months ended September 30, 1999, the subsidiaries of AFLIAC had total revenue of $16.6 million and total benefits, losses and expenses of $11.5 million.

During 1998, SMAFCO contributed $21.0 million of additional paid-in capital to the Company. SMAFCO contributed $4.0 million of additional paid-in capital to the Company in the second quarter of 1999.

4.  FEDERAL INCOME TAXES

Federal income tax expense for the nine months ended September 30, 1999 and 1998, has been computed using estimated effective tax rates. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

5.  COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the Court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims and the estimate may be revised based on an amount of reimbursement actually tendered by AFLIAC's insurance carriers and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 12, which is as of March 19, 1999

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
REVENUES
    Premiums................................................   $  0.5     $ 22.8     $ 32.7
    Universal life and investment product policy fees.......    267.4      212.2      176.2
    Net investment income...................................    151.3      164.2      171.7
    Net realized investment gains (losses)..................     20.0        2.9       (3.6)
    Other income............................................      0.6        1.4        0.9
                                                               ------     ------     ------
        Total revenues......................................    439.8      403.5      377.9
                                                               ------     ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment
      expenses..............................................    153.9      187.8      192.6
    Policy acquisition expenses.............................     64.6        2.8       49.9
    Sales practice litigation...............................     21.0      --         --
    Loss from cession of disability income business.........    --          53.9      --
    Other operating expenses................................    104.1      101.3       86.6
                                                               ------     ------     ------
        Total benefits, losses and expenses.................    343.6      345.8      329.1
                                                               ------     ------     ------
Income before federal income taxes..........................     96.2       57.7       48.8
                                                               ------     ------     ------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current.................................................     22.1       13.9       26.9
    Deferred................................................     11.8        7.1       (9.8)
                                                               ------     ------     ------
        Total federal income tax expense....................     33.9       21.0       17.1
                                                               ------     ------     ------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN MILLIONS)                                                   1998        1997
-------------                                                 ---------   ---------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,284.6 and $1,340.5)................................  $ 1,330.4   $ 1,402.5
    Equity securities at fair value (cost of $27.4 and
      $34.4)................................................       31.8        54.0
    Mortgage loans..........................................      230.0       228.2
    Real estate.............................................       14.5        12.0
    Policy loans............................................      151.5       140.1
    Other long-term investments.............................        9.1        20.3
                                                              ---------   ---------
        Total investments...................................    1,767.3     1,857.1
                                                              ---------   ---------
  Cash and cash equivalents.................................      217.9        31.1
  Accrued investment income.................................       33.5        34.2
  Deferred policy acquisition costs.........................      950.5       765.3
  Reinsurance receivables on paid and unpaid losses, future
    policy benefits and unearned premiums...................      308.0       251.1
  Other assets..............................................       46.9        10.7
  Separate account assets...................................   11,020.4     7,567.3
                                                              ---------   ---------
        Total assets........................................  $14,344.5   $10,516.8
                                                              =========   =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................  $ 2,284.8   $ 2,097.3
    Outstanding claims, losses and loss adjustment
      expenses..............................................       17.9        18.5
    Unearned premiums.......................................        2.7         1.8
    Contractholder deposit funds and other policy
      liabilities...........................................       38.1        32.5
                                                              ---------   ---------
        Total policy liabilities and accruals...............    2,343.5     2,150.1
                                                              ---------   ---------
  Expenses and taxes payable................................      146.2        77.6
  Reinsurance premiums payable..............................       45.7         4.9
  Deferred federal income taxes.............................       78.8        75.9
  Separate account liabilities..............................   11,020.4     7,567.3
                                                              ---------   ---------
        Total liabilities...................................   13,634.6     9,875.8
                                                              ---------   ---------
  Commitments and contingencies (Note 12)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,524 and 2,521 shares issued and outstanding...........        2.5         2.5
  Additional paid-in capital................................      407.9       386.9
  Accumulated other comprehensive income....................       24.1        38.5
  Retained earnings.........................................      275.4       213.1
                                                              ---------   ---------
        Total shareholder's equity..........................      709.9       641.0
                                                              ---------   ---------
        Total liabilities and shareholder's equity..........  $14,344.5   $10,516.8
                                                              =========   =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
COMMON STOCK................................................  $   2.5    $   2.5    $   2.5
                                                              -------    -------    -------

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of period..........................    386.9      346.3      324.3
    Issuance of common stock................................     21.0       40.6       22.0
                                                              -------    -------    -------
    Balance at end of period................................    407.9      386.9      346.3
                                                              -------    -------    -------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net unrealized appreciation on investments:
    Balance at beginning of period..........................     38.5       20.5       23.8
    Appreciation (depreciation) during the period:
        Net (depreciation) appreciation on
          available-for-sale securities.....................    (23.4)      27.0       (5.1)
        Benefit (provision) for deferred federal income
          taxes.............................................      9.0       (9.0)       1.8
                                                              -------    -------    -------
                                                                (14.4)      18.0       (3.3)
                                                              -------    -------    -------
    Balance at end of period................................     24.1       38.5       20.5
                                                              -------    -------    -------
RETAINED EARNINGS
    Balance at beginning of period..........................    213.1      176.4      144.7
    Net income..............................................     62.3       36.7       31.7
                                                              -------    -------    -------
    Balance at end of period................................    275.4      213.1      176.4
                                                              -------    -------    -------
        Total shareholder's equity..........................  $ 709.9    $ 641.0    $ 545.7
                                                              =======    =======    =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
Other comprehensive income:
    Net (depreciation) appreciation on available-for-sale
      securities............................................    (23.4)      27.0       (5.1)
    Benefit (provision) for deferred federal income taxes...      9.0       (9.0)       1.8
                                                               ------     ------     ------
        Other comprehensive income..........................    (14.4)      18.0       (3.3)
                                                               ------     ------     ------
    Comprehensive income....................................     47.9     $ 54.7     $ 28.4
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................  $  62.3    $  36.7    $  31.7
    Adjustments to reconcile net income to net cash used in
      operating activities:
        Net realized gains..................................    (20.0)      (2.9)       3.6
        Net amortization and depreciation...................     (7.1)     --           3.5
        Sales practice litigation expense...................     21.0
        Loss from cession of disability income business.....    --          53.9      --
        Deferred federal income taxes.......................     11.8        7.1       (9.8)
        Payment related to cession of disability income
          business..........................................    --        (207.0)     --
        Change in deferred acquisition costs................   (177.8)    (181.3)     (66.8)
        Change in reinsurance premiums payable..............     40.8        3.9       (0.2)
        Change in accrued investment income.................      0.7        3.5        1.2
        Change in policy liabilities and accruals, net......    193.1      (72.4)     (39.9)
        Change in reinsurance receivable....................    (56.9)      22.1       (1.5)
        Change in expenses and taxes payable................     55.4        0.2       32.3
        Separate account activity, net......................     (0.5)       1.6        8.0
        Other, net..........................................    (28.0)      (8.7)       2.3
                                                              -------    -------    -------
            Net cash provided by (used in) operating
              activities....................................     94.8     (343.3)     (35.6)
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................    187.0      909.7      809.4
    Proceeds from disposals of equity securities............     53.3        2.4        1.5
    Proceeds from disposals of other investments............     22.7       23.7       17.4
    Proceeds from mortgages matured or collected............     60.1       62.9       34.0
    Purchase of available-for-sale fixed maturities.........   (136.0)    (579.7)    (795.8)
    Purchase of equity securities...........................    (30.6)      (3.2)     (13.2)
    Purchase of other investments...........................    (22.7)      (9.0)     (13.9)
    Purchase of mortgages...................................    (58.9)     (70.4)     (22.3)
    Other investing activities, net.........................     (3.9)     --          (2.0)
                                                              -------    -------    -------
        Net cash provided by investing activities...........     71.0      336.4       15.1
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in.....     21.0       19.2       22.0
                                                              -------    -------    -------
        Net cash provided by financing activities...........     21.0       19.2       22.0
                                                              -------    -------    -------
Net change in cash and cash equivalents.....................    186.8       12.3        1.5
Cash and cash equivalents, beginning of period..............     31.1       18.8       17.3
                                                              -------    -------    -------
Cash and cash equivalents, end of period....................  $ 217.9    $  31.1    $  18.8
                                                              =======    =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid...........................................  $   0.6    $ --       $   3.4
    Income taxes paid.......................................  $  36.2    $   5.4    $  16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998 and for the month of December, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted to a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3% to 6% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SoP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement does not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During 1998, 1997 and 1996 , SMAFCO contributed $21.0 million, $40.6 million and $22.0 million, respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                                         1998
                                                    ----------------------------------------------
                                                                  GROSS        GROSS
DECEMBER 31,                                        AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                       COST (1)      GAINS        LOSSES      VALUE
-------------                                       ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and
 agency securities................................  $    5.8       $ 0.8        $--       $    6.6
States and political subdivisions.................       2.7         0.2        --             2.9
Foreign governments...............................      48.8         1.6          1.5         48.9
Corporate fixed maturities........................   1,096.0        58.0         17.7      1,136.3
Mortgage-backed securities........................     131.3         5.8          1.4        135.7
                                                    --------       -----        -----     --------
Total fixed maturities............................  $1,284.6       $66.4        $20.6     $1,330.4
                                                    ========       =====        =====     ========
Equity securities.................................  $   27.4       $ 8.9        $ 4.5     $   31.8
                                                    ========       =====        =====     ========

                                                                              1997
                                                         ----------------------------------------------
                                                                       GROSS        GROSS
DECEMBER 31,                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                            COST (1)      GAINS        LOSSES      VALUE
-------------                                            ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and agency
 securities.........................................     $    6.3       $ 0.5        $--       $    6.8
States and political subdivisions...................          2.8         0.2        --             3.0
Foreign governments.................................         50.1         2.0        --            52.1
Corporate fixed maturities..........................      1,147.5        58.7          3.3      1,202.9
Mortgage-backed securities..........................        133.8         5.2          1.3        137.7
                                                         --------       -----        -----     --------
Total fixed maturities..............................     $1,340.5       $66.6        $ 4.6     $1,402.5
                                                         ========       =====        =====     ========
Equity securities...................................     $   34.4       $19.9        $ 0.3     $   54.0
                                                         ========       =====        =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of these assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
-------------                                                 ---------   --------
Due in one year or less.....................................  $   97.7    $   98.9
Due after one year through five years.......................     269.1       278.3
Due after five years through ten years......................     638.2       658.5
Due after ten years.........................................     279.6       294.7
                                                              --------    --------
Total.......................................................  $1,284.6    $1,330.4
                                                              ========    ========

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM     GROSS      GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES    GAINS      LOSSES
-------------                                                 ---------------   --------   --------
1998
Fixed maturities............................................        $ 60.0       $ 2.0      $ 2.0
Equity securities...........................................        $ 52.6       $17.5      $ 0.9

1997
Fixed maturities............................................        $702.9       $11.4      $ 5.0
Equity securities...........................................        $  1.3       $ 0.5      $--

1996
Fixed maturities............................................        $496.6       $ 4.3      $ 8.3
Equity securities...........................................        $  1.5       $ 0.4      $ 0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                               FIXED       SECURITIES
(IN MILLIONS)                                                MATURITIES   AND OTHER (1)    TOTAL
-------------                                                ----------   -------------   --------
1998
Net appreciation, beginning of year........................    $ 22.1        $ 16.4        $ 38.5
                                                               ------        ------        ------
Net depreciation on available-for-sale securities..........     (16.2)        (14.3)        (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       7.1        --               7.1
Benefit from deferred federal income taxes.................       3.2           5.8           9.0
                                                               ------        ------        ------
                                                                 (5.9)         (8.5)        (14.4)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 16.2        $  7.9        $ 24.1
                                                               ======        ======        ======

1997
Net appreciation, beginning of year........................    $ 12.7        $  7.8        $ 20.5
                                                               ------        ------        ------
Net appreciation on available-for-sale securities..........      24.3          12.5          36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............      (9.8)       --              (9.8)
Provision for deferred federal income taxes................      (5.1)         (3.9)         (9.0)
                                                               ------        ------        ------
                                                                  9.4           8.6          18.0
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 22.1        $ 16.4        $ 38.5
                                                               ======        ======        ======

1996
Net appreciation, beginning of year........................    $ 20.4        $  3.4        $ 23.8
                                                               ------        ------        ------
Net (depreciation) appreciation on available-for-sale
 securities................................................     (20.8)          6.7         (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       9.0        --               9.0
Benefit (provision) for deferred federal income taxes......       4.1          (2.3)          1.8
                                                               ------        ------        ------
                                                                 (7.7)          4.4          (3.3)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 12.7        $  7.8        $ 20.5
                                                               ======        ======        ======

(1) Includes net appreciation on other investments of $.9 million, $1.3 million, and $2.2 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Mortgage loans..............................................   $230.0     $228.2
Real estate held for sale...................................     14.5       12.0
                                                               ------     ------
Total mortgage loans and real estate........................   $244.5     $240.2
                                                               ======     ======

Reserves for mortgage loans were $3.3 million and $9.4 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, during 1997, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation was not recorded on these assets while they were held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Property type:
  Office building...........................................   $129.2     $101.7
  Residential...............................................     18.9       19.3
  Retail....................................................     37.4       42.2
  Industrial/warehouse......................................     59.2       61.9
  Other.....................................................      3.1       24.5
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Geographic region:
  South Atlantic............................................   $ 55.5     $ 68.7
  Pacific...................................................     80.0       56.6
  East North Central........................................     41.4       61.4
  Middle Atlantic...........................................     22.5       29.8
  West South Central........................................      6.7        6.9
  New England...............................................     26.9       12.4
  Other.....................................................     14.8       13.8
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

At December 31, 1998, scheduled mortgage loan maturities were as follows:
1999 -- $24.8 million; 2000 -- $43.5 million; 2001 -- $6.6 million; 2002 --
$11.5 million; 2003 -- $0.6 million; and $143.0 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                   BALANCE AT                              BALANCE AT
(IN MILLIONS)                                      JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
-------------                                      ----------   ----------   ----------   ------------
1998
Mortgage loans...................................     $ 9.4        $(4.5)       $1.6          $ 3.3
                                                      =====        =====        ====          =====
1997
Mortgage loans...................................     $ 9.5        $ 1.1        $1.2          $ 9.4
Real estate......................................       1.7          3.7         5.4         --
                                                      -----        -----        ----          -----
    Total........................................     $11.2        $ 4.8        $6.6          $ 9.4
                                                      =====        =====        ====          =====
1996
Mortgage loans...................................     $12.5        $ 4.5        $7.5          $ 9.5
Real estate......................................       2.1        --            0.4            1.7
                                                      -----        -----        ----          -----
    Total........................................     $14.6        $ 4.5        $7.9          $11.2
                                                      =====        =====        ====          =====

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $15.3 million and $20.6 million, with related reserves of $1.5 million and $7.1 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $17.0 million, $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.0 million, $2.2 million and $3.4 million as of December 31, 1998, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $107.7     $130.0     $137.2
Mortgage loans..............................................     25.5       20.4       22.0
Equity securities...........................................      0.3        1.3        0.7
Policy loans................................................     11.7       10.8       10.2
Real estate.................................................      3.3        3.9        6.2
Other long-term investments.................................      1.5        1.0        0.8
Short-term investments......................................      4.2        1.4        1.4
                                                               ------     ------     ------
Gross investment income.....................................    154.2      168.8      178.5
Less investment expenses....................................     (2.9)      (4.6)      (6.8)
                                                               ------     ------     ------
Net investment income.......................................   $151.3     $164.2     $171.7
                                                               ======     ======     ======

There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1998 and 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.6 million, $21.1 million and $25.4 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.4 million, $1.9 million and $3.6 million in 1998, 1997, and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $2.1 million and $2.2 million in 1998, 1997, and 1996, respectively.

There were no fixed maturities or mortgage loans which, were non-income producing for the twelve months ended December 31, 1998.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $ (6.1)    $  3.0     $ (3.3)
Mortgage loans..............................................      8.0       (1.1)      (3.2)
Equity securities...........................................     15.7        0.5        0.3
Real estate.................................................      2.4       (1.5)       2.5
Other.......................................................    --           2.0        0.1
                                                               ------     ------     ------
Net realized investment gains (losses)......................   $ 20.0     $  2.9     $ (3.6)
                                                               ======     ======     ======

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Unrealized gains on securities:
Unrealized holding gains arising during period (net of taxes of $(5.6) million, $10.2 million and $(2.9) million in
 1998, 1997 and 1996 respectively)..........................   $ (8.2)    $ 20.3     $(5.3)
Less: reclassification adjustment for gains included in net
 income (net of taxes of $3.4 million, $1.2 million and
 $(1.0) million in 1998, 1997 and 1996 respectively)........      6.2        2.3      (2.0)
                                                               ------     ------     -----
Other comprehensive income..................................   $(14.4)    $ 18.0     $(3.3)
                                                               ======     ======     =====

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement No, 107"), requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                           1998                  1997
                                                    -------------------   -------------------
DECEMBER 31,                                        CARRYING     FAIR     CARRYING     FAIR
(IN MILLIONS)                                        VALUE      VALUE      VALUE      VALUE
-------------                                       --------   --------   --------   --------
FINANCIAL ASSETS
  Cash and cash equivalents.......................  $  217.9   $  217.9   $   31.1   $   31.1
  Fixed maturities................................   1,330.4    1,330.4    1,402.5    1,402.5
  Equity securities...............................      31.8       31.8       54.0       54.0
  Mortgage loans..................................     230.0      241.9      228.2      239.8
  Policy loans....................................     151.5      151.5      140.1      140.1
                                                    --------   --------   --------   --------
                                                    $1,961.6   $1,973.5   $1,855.9   $1,867.5
                                                    ========   ========   ========   ========
FINANCIAL LIABILITIES
  Individual fixed annuity contracts..............  $1,069.4   $1,034.6   $  876.0   $  850.6
  Supplemental contracts without life
    Contingencies.................................      16.6       16.6       15.3       15.3
                                                    --------   --------   --------   --------
                                                    $1,086.0   $1,051.2   $  891.3   $  865.9
                                                    ========   ========   ========   ========

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Federal income tax expense (benefit)
  Current...................................................   $22.1      $13.9      $26.9
  Deferred..................................................    11.8        7.1       (9.8)
                                                               -----      -----      -----
Total.......................................................   $33.9      $21.0      $17.1
                                                               =====      =====      =====

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax liabilities are comprised of the following:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $(205.1)   $(175.8)
  Deferred acquisition costs................................    278.8      226.4
  Investments, net..........................................     12.5       27.0
  Sales practice litigation.................................     (7.4)     --
  Bad debt reserve..........................................     (0.4)      (2.0)
  Other, net................................................      0.4        0.3
                                                              -------    -------
Deferred tax liability, net.................................  $  78.8    $  75.9
                                                              =======    =======

Gross deferred income tax liabilities totaled $291.7 million and $253.7 million at December 31, 1998 and 1997, respectively. Gross deferred income tax assets totaled $212.9 million and $177.8 at December 31, 1998 and 1997, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the consolidated group's federal income tax returns for 1992, 1993, and 1994. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $145.4 million and $124.1 million in 1998 and 1997. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $16.4 million and $15.0 million at December 31, 1998 and 1997, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding
December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1998, 1997 and 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1998 and 1997 for the disability income business were $230.8 million and $216.1 million, respectively, traditional life were $11.4 million and $15.2 million, respectively, and universal and variable universal life were $65.8 million and $19.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance premiums:
  Direct....................................................   $ 45.5     $ 48.8     $ 53.3
  Assumed...................................................    --           2.6        3.1
  Ceded.....................................................    (45.0)     (28.6)     (23.7)
                                                               ------     ------     ------
Net premiums................................................   $  0.5     $ 22.8     $ 32.7
                                                               ======     ======     ======

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................   $204.0     $226.0     $206.4
  Assumed...................................................    --           4.2        4.5
  Ceded.....................................................    (50.1)     (42.4)     (18.3)
                                                               ------     ------     ------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................   $153.9     $187.8     $192.6
                                                               ======     ======     ======

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Balance at beginning of year................................   $765.3     $632.7     $555.7
  Acquisition expenses deferred.............................    242.4      184.2      116.6
  Amortized to expense during the year......................    (64.6)     (53.1)     (49.9)
  Adjustment to equity during the year......................      7.4      (10.2)      10.3
  Adjustment for cession of disability income insurance.....    --         (38.6)     --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........    --          50.3      --
                                                               ------     ------     ------
Balance at end of year......................................   $950.5     $765.3     $632.7
                                                               ======     ======     ======

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's disability income business was $233.3 million and $219.9 million at December 31, 1998 and 1997. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion of, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Statutory net income........................................   $ (8.2)    $ 31.5     $  5.4
Statutory shareholder's surplus.............................   $309.7     $307.1     $234.0

14.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

In 1998, the net income of the subsidiaries, which was reported in SMAFCO's results of operations, to be transferred to AFLIAC from SMAFCO pursuant to the aforementioned change in corporate structure was $18.8 million. As of December 31, 1998, the total assets and total shareholders' equity of these subsidiaries were $16.8 million and $9.2 million, respectively.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 12, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                    AND EXECANNUITY PLUS VARIABLE ANNUITY

                    STATEMENTS OF ASSETS AND LIABILITIES

                        DECEMBER 31, 1999 (UNAUDITED)

                                                                                                    INVESTMENT
                                                                                   GROWTH          GRADE INCOME      MONEY MARKET
                                                                               ---------------   ----------------   ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . . . . . .    $ 588,408,994      $ 169,732,101     $ 269,093,323
Investments in shares of Fidelity Variable Insurance Products Funds (VIP). .                -                  -                 -
Investment in shares of T. Rowe Price International Series, Inc.   . . . . .                -                  -                 -
Investment in shares of Delaware Group Premium Fund, Inc.  . . . . . . . . .                -                  -                 -
Receivable from Allmerica Financial Life Insurance and
 Annuity Company (Sponsor) . . . . . . . . . . . . . . . . . . . . . . . . .                -                  -                 -
                                                                              ---------------   ----------------   ---------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      588,408,994        169,732,101       269,093,323

LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor). . . . . . . . . . . . . . . . . . . . . . . . .          615,471              1,467            38,105
                                                                              ---------------   ----------------   ---------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 587,793,523      $ 169,730,634      $269,055,218
                                                                              ===============   ================   ===============

Net asset distribution by category:
  Qualified variable annuity contracts . . . . . . . . . . . . . . . . . . .    $ 408,172,411      $ 112,401,979      $180,105,127
  Non-qualified variable annuity contracts . . . . . . . . . . . . . . . . .      179,621,112         57,328,655        88,950,091
                                                                              ---------------   ----------------   ---------------
                                                                                $ 587,793,523      $ 169,730,634      $269,055,218
                                                                              ===============   ================   ===============

Qualified units outstanding, December 31, 1999   . . . . . . . . . . . . . .      116,532,823         70,713,927       137,643,277
Net asset value per qualified unit, December 31, 1999  . . . . . . . . . . .    $    3.502639      $    1.589531      $   1.308492
Non-qualified units outstanding, December 31, 1999 . . . . . . . . . . . . .       51,281,652         36,066,396        67,979,086
Net asset value per non-qualified unit, December 31, 1999. . . . . . . . . .    $    3.502639      $    1.589531      $   1.308492

                                                                                                                       SELECT
                                                                               EQUITY INDEX     GOVERNMENT BOND   AGGRESSIVE GROWTH
                                                                              ---------------  -----------------  -----------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . . . . . .    $ 510,648,067      $  75,019,142      $ 423,464,970
Investments in shares of Fidelity Variable Insurance Products Funds (VIP). .                -                  -                  -
Investment in shares of T. Rowe Price International Series, Inc. . . . . . .                -                  -                  -
Investment in shares of Delaware Group Premium Fund, Inc . . . . . . . . . .                -                  -                  -
Receivable from Allmerica Financial Life Insurance and
  Annuity Company (Sponsor)  . . . . . . . . . . . . . . . . . . . . . . . .                -                  -                  -
                                                                              ---------------   ----------------    ---------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      510,648,067         75,019,142        423,464,970

LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor). . . . . . . . . . . . . . . . . . . . . . . . .          603,151                827              2,368
                                                                              ---------------   ----------------   ---------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 510,044,916      $  75,018,315      $ 423,462,602
                                                                              ===============   ================    ===============

Net asset distribution by category:
  Qualified variable annuity contracts . . . . . . . . . . . . . . . . . . .    $ 349,296,370      $  49,846,202      $ 299,069,912
  Non-qualified variable annuity contracts . . . . . . . . . . . . . . . . .      160,748,546         25,172,113        124,392,690
                                                                              ---------------   ----------------    ---------------
                                                                                $ 510,044,916      $  75,018,315      $ 423,462,602
                                                                              ===============   ================    ===============

Qualified units outstanding, December 31, 1999 . . . . . . . . . . . . . . .       90,154,074         34,359,369         87,106,456
Net asset value per qualified unit, December 31, 1999  . . . . . . . . . . .    $    3.874438      $    1.450731      $    3.433384
Non-qualified units outstanding, December 31, 1999 . . . . . . . . . . . . .       41,489,513         17,351,331         36,230,345
Net asset value per non-qualified unit, December 31, 1999. . . . . . . . . .    $    3.874438      $    1.450731      $    3.433384

                                                                                                     SELECT         SELECT VALUE
                                                                               SELECT GROWTH    GROWTH AND INCOME    OPPORTUNITY
                                                                              ---------------   -----------------   ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . . . . . .    $ 467,897,356      $ 351,326,204      $ 195,384,598
Investments in shares of Fidelity Variable Insurance Products Funds (VIP). .                -                  -                  -
Investment in shares of T. Rowe Price International Series, Inc. . . . . . .                -                  -                  -
Investment in shares of Delaware Group Premium Fund, Inc . . . . . . . . . .                -                  -                  -
Receivable from Allmerica Financial Life Insurance and
  Annuity Company (Sponsor). . . . . . . . . . . . . . . . . . . . . . . . .                -                  -                  -
                                                                              ---------------   ----------------   ----------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      467,897,356        351,326,204        195,384,598

LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor). . . . . . . . . . . . . . . . . . . . . . . . .            2,183            445,147              3,946
                                                                              ---------------   ----------------   ---------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  467,895,173     $ 350,881,057      $ 195,380,652
                                                                               ===============   ================  ================

Net asset distribution by category:
  Qualified variable annuity contracts . . . . . . . . . . . . . . . . . . .    $ 333,274,500      $ 240,816,289      $ 140,253,938
  Non-qualified variable annuity contracts . . . . . . . . . . . . . . . . .      134,620,673        110,064,768         55,126,714
                                                                              ---------------   ----------------   ----------------
                                                                                $ 467,895,173      $ 350,881,057      $ 195,380,652
                                                                              ===============   ================   ================

Qualified units outstanding, December 31, 1999 . . . . . . . . . . . . . . .       97,539,493         90,887,516         74,265,999
Net asset value per qualified unit, December 31, 1999. . . . . . . . . . . .    $    3.416816      $    2.649608      $    1.888535
Non-qualified units outstanding, December 31, 1999 . . . . . . . . . . . . .       39,399,451         41,540,020         29,190,200
Net asset value per non-qualified unit, December 31, 1999. . . . . . . . . .    $    3.416816      $    2.649608      $    1.888535

  The accompanying notes are an integral part of these financial statements.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                    AND EXECANNUITY PLUS VARIABLE ANNUITY

                    STATEMENTS OF ASSETS AND LIABILITIES

                        DECEMBER 31, 1999 (UNAUDITED)

                                                                                SELECT                                DGPF
                                                                            INTERNATIONAL     SELECT CAPITAL     INTERNATIONAL
                                                                                EQUITY         APPRECIATION          EQUITY
                                                                            ---------------   ----------------   ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . . . . .    $ 270,745,196      $ 187,912,111     $           -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP).                -                  -                 -
Investment in shares of T. Rowe Price International Series, Inc. . . . . .                -                  -                 -
Investment in shares of Delaware Group Premium Fund, Inc.  . . . . . . . .                -                  -       125,520,913
Receivable from Allmerica Financial Life Insurance and
  Annuity Company (Sponsor)  . . . . . . . . . . . . . . . . . . . . . . .                -                  -                 -
                                                                            ---------------   ----------------   ---------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      270,745,196        187,912,111       125,520,913

LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor). . . . . . . . . . . . . . . . . . . . . . . .            1,303                523             1,185
                                                                            ---------------   ----------------   ---------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 270,743,893      $ 187,911,588     $ 125,519,728
                                                                            ===============   ================   ===============

Net asset distribution by category:
  Qualified variable annuity contracts . . . . . . . . . . . . . . . . . .    $ 192,525,024      $ 133,354,829     $  88,060,253
  Non-qualified variable annuity contracts . . . . . . . . . . . . . . . .       78,218,869         54,556,759        37,459,475
                                                                            ---------------   ----------------   ---------------
                                                                              $ 270,743,893      $ 187,911,588     $ 125,519,728
                                                                            ===============   ================   ===============

Qualified units outstanding, December 31, 1999   . . . . . . . . . . . . .      92,404,353         57,577,543         44,476,650
Net asset value per qualified unit, December 31, 1999  . . . . . . . . . .    $   2.083506       $   2.316091      $    1.979921
Non-qualified units outstanding, December 31, 1999. . . . . . . . . . . .       37,541,946         23,555,533         18,919,682
Net asset value per non-qualified unit, December 31, 1999 . . . . . . . .     $   2.083506       $   2.316091      $    1.979921

                                                                             FIDELITY VIP      FIDELITY VIP       FIDELITY VIP
                                                                             HIGH INCOME       EQUITY-INCOME         GROWTH
                                                                            ---------------   ----------------   ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . . . . .    $           -      $           -     $           -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP).      222,647,220        613,369,225       778,451,280
Investment in shares of T. Rowe Price International Series, Inc. . . . . .                -                  -                 -
Investment in shares of Delaware Group Premium Fund, Inc.  . . . . . . . .                -                  -                 -
Receivable from Allmerica Financial Life Insurance and
  Annuity Company (Sponsor)  . . . . . . . . . . . . . . . . . . . . . . .                -                  -                 -
                                                                            ---------------   ----------------   ---------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      222,647,220        613,369,225       778,451,280

LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor). . . . . . . . . . . . . . . . . . . . . . . .              530             10,571            11,539
                                                                            ---------------   ----------------   ---------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 222,646,690      $ 613,358,654     $ 778,439,741
                                                                            ===============   ================   ===============

Net asset distribution by category:
  Qualified variable annuity contracts . . . . . . . . . . . . . . . . . .    $ 149,191,919      $ 412,650,151     $ 540,932,210
  Non-qualified variable annuity contracts . . . . . . . . . . . . . . . .       73,454,771        200,708,503       237,507,531
                                                                            ---------------   ----------------   ---------------
                                                                              $ 222,646,690      $ 613,358,654     $ 778,439,741
                                                                            ===============   ================   ===============

Qualified units outstanding, December 31, 1999 . . . . . . . . . . . . . .       65,332,011        126,732,424       111,364,839
Net asset value per qualified unit, December 31, 1999  . . . . . . . . . .    $   2.283596       $    3.256074     $    4.857298
Non-qualified units outstanding, December 31, 1999. . . . . . . . . . . .       32,166,273          61,641,260        48,897,048
Net asset value per non-qualified unit, December 31, 1999 . . . . . . . .     $   2.283596       $   3.256074      $    4.857298

                                                                             FIDELITY VIP     FIDELITY VIP II    T. ROWE PRICE
                                                                               OVERSEAS         ASSET MANAGER      INTERNATIONAL
                                                                                                                       STOCK
                                                                            ---------------   ----------------   ---------------
ASSETS:
Investments in shares of Allmerica Investment Trust  . . . . . . . . . . .    $           -      $           -     $           -
Investments in shares of Fidelity Variable Insurance Products Funds (VIP).      150,015,159        148,205,042                 -
Investment in shares of T. Rowe Price International Series, Inc. . . . . .                -                  -       124,782,121
Investment in shares of Delaware Group Premium Fund, Inc.  . . . . . . . .                -                  -                 -
Receivable from Allmerica Financial Life Insurance and
  Annuity Company (Sponsor)  . . . . . . . . . . . . . . . . . . . . . . .                -                  -                 -
                                                                            ---------------   ----------------   ---------------
    Total  assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      150,015,159        148,205,042       124,782,121

LIABILITIES:
Payable to Allmerica Financial Life Insurance and
  Annuity Company (Sponsor). . . . . . . . . . . . . . . . . . . . . . . .            5,147                293               366
                                                                            ---------------   ----------------   ---------------
    Net assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 150,010,012      $ 148,204,749     $ 124,781,755
                                                                            ===============   ================   ===============

Net asset distribution by category:
  Qualified variable annuity contracts  . . . . . . . . . . . . . . . . .     $ 107,677,328      $ 100,584,604     $  89,147,421
  Non-qualified variable annuity contracts . . . . . . . . . . . . . . . .       42,332,684         47,620,145        35,634,334
                                                                            ---------------   ----------------   ---------------
                                                                              $ 150,010,012      $ 148,204,749     $ 124,781,755
                                                                            ===============   ================   ===============

Qualified units outstanding, December 31, 1999   . . . . . . . . . . . . .      42,221,618          53,521,922        48,604,003
Net asset value per qualified unit, December 31, 1999  . . . . . . . . . .    $   2.550289       $    1.879316     $    1.834158
Non-qualified units outstanding, December 31, 1999. . . . . . . . . . . .       16,599,171          25,339,084        19,428,170
Net asset value per non-qualified unit, December 31, 1999 . . . . . . . .     $   2.550289       $    1.879316     $    1.834158

  The accompanying notes are an integral part of these financial statements.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                   AND EXECANNUITY PLUS VARIABLE ANNUITY

                        STATEMENTS OF OPERATIONS

            FOR THE YEAR ENDED DECEMBER 31, 1999 (UNAUDITED)

                                                                                             INVESTMENT
                                                                         GROWTH             GRADE INCOME       MONEY MARKET
                                                                    ------------------   ------------------  ------------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    3,215,021        $  11,215,239       $  11,186,884

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .           6,322,001            2,224,044           2,754,778
  Administrative expense fees . . . . . . . . . . . . . . . . . . .          1,029,163              362,053             448,452
                                                                    ------------------   ------------------  ------------------
    Total expenses  . . . . . . . . . . . . . . . . . . . . . . . .          7,351,164            2,586,097           3,203,230
                                                                    ------------------   ------------------  ------------------

    Net investment income (loss) . . . . . . . . . . . . . . . . .          (4,136,143)           8,629,142           7,983,654
                                                                    ------------------   ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .          46,156,698              144,883                   -
  Net realized gain (loss) from sales of investments . . . . . . .           6,450,537             (539,927)                  -
                                                                    ------------------   ------------------  ------------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .          52,607,235             (395,044)                  -
    Net unrealized gain (loss) . . . . . . . . . . . . . . . . . .          76,594,230          (12,501,948)                  -
                                                                    ------------------   ------------------  ------------------

     Net realized and unrealized gain (loss) . . . . . . . . . . .         129,201,465          (12,896,992)                  -
                                                                    ==================   ==================  ==================
     Net increase (decrease) in net assets from operations . . . .       $ 125,065,322       $   (4,267,850)     $    7,983,654
                                                                    ==================   ==================  ==================

                                                                                                                  SELECT
                                                                      EQUITY INDEX         GOVERNMENT BOND   AGGRESSIVE GROWTH
                                                                    ------------------   -----------------  -------------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    4,046,190        $   4,781,846       $           -

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .           5,350,928            1,050,246           4,221,340
  Administrative expense fees. . . . . . . . . . . . . . . . . . .             871,082              170,971             687,195
                                                                    ------------------   ------------------  ------------------
    Total expenses . . . . . . . . . . . . . . . . . . . . . . . .           6,222,010            1,221,217           4,908,535
                                                                    ------------------   ------------------  ------------------

    Net investment income (loss) . . . . . . . . . . . . . . . . .          (2,175,820)           3,560,629          (4,908,535)
                                                                    ------------------   ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .             648,530                    -                   -
  Net realized gain (loss) from sales of investments . . . . . . .           6,768,876             (566,090)         10,735,234
                                                                    ------------------   ------------------  ------------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .           7,417,406             (566,090)         10,735,234
    Net unrealized gain (loss) . . . . . . . . . . . . . . . . . .          69,889,480           (3,996,251)        107,103,552
                                                                    ------------------   ------------------  ------------------

     Net realized and unrealized gain (loss) . . . . . . . . . . .          77,306,886           (4,562,341)        117,838,786
                                                                    ==================   ==================  ==================
     Net increase (decrease) in net assets from operations . . . .      $   75,131,066       $   (1,001,712)     $  112,930,251
                                                                    ==================   ==================  ==================

                                                                                              SELECT            SELECT VALUE
                                                                      SELECT GROWTH      GROWTH AND INCOME       OPPORTUNITY
                                                                    ------------------   -----------------  -------------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $      194,192        $   3,378,939       $       1,098

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .           4,684,369            3,787,227           2,404,751
  Administrative expense fees . . . . . . . . . . . . . . . . . . .            762,572              616,526             391,471
                                                                    ------------------   ------------------  ------------------
    Total expenses  . . . . . . . . . . . . . . . . . . . . . . . .          5,446,941            4,403,753           2,796,222
                                                                    ------------------   ------------------  ------------------

    Net investment income (loss) . . . . . . . . . . . . . . . . .          (5,252,749)          (1,024,814)         (2,795,124)
                                                                    ------------------   ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .          12,340,626           22,388,235          10,966,273
  Net realized gain (loss) from sales of investments . . . . . . .           4,723,235            2,540,986           1,818,904
                                                                    ------------------   ------------------  ------------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .          17,063,861           24,929,221          12,785,177
    Net unrealized gain (loss) . . . . . . . . . . . . . . . . . .          88,659,011           23,354,193         (21,271,499)
                                                                    ------------------   ------------------  ------------------

     Net realized and unrealized gain (loss) . . . . . . . . . . .         105,722,872           48,283,414          (8,486,322)
                                                                    ==================   ==================  ==================
     Net increase (decrease) in net assets from operations . . . .      $  100,470,123       $   47,258,600      $  (11,281,446)
                                                                    ==================   ==================  ==================

  The accompanying notes are an integral part of these financial statements.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                   AND EXECANNUITY PLUS VARIABLE ANNUITY

                        STATEMENTS OF OPERATIONS

            FOR THE YEAR ENDED DECEMBER 31, 1999 (UNAUDITED)

                                                                        SELECT                                   DGPF
                                                                      INTERNATIONAL        SELECT CAPITAL      INTERNATIONAL
                                                                         EQUITY            APPRECIATION           EQUITY
                                                                    ------------------   -----------------  -------------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $            -       $           -       $    2,575,294

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .           2,820,506            1,951,545           1,502,291
  Administrative expense fees. . . . . . . . . . . . . . . . . . .             459,153              317,693             244,559
                                                                    ------------------   ------------------  ------------------
    Total expenses  . . . . . . . . . . . . . . . . . . . . . . . .          3,279,659            2,269,238           1,746,850
                                                                    ------------------   ------------------  ------------------

    Net investment income (loss) . . . . . . . . . . . . . . . . .          (3,279,659)          (2,269,238)            828,444
                                                                    ------------------   ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .                   -              236,069             188,083
  Net realized gain (loss) from sales of investments . . . . . . .           3,471,561            2,476,490           3,268,843
                                                                    ------------------   ------------------  ------------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .           3,471,561            2,712,559           3,456,926
    Net unrealized gain (loss) . . . . . . . . . . . . . . . . . .          61,875,342           35,111,252          11,844,338
                                                                    ------------------   ------------------  ------------------

     Net realized and unrealized gain (loss) . . . . . . . . . . .          65,346,903           37,823,811          15,301,264
                                                                    ==================   ==================  ==================
     Net increase (decrease) in net assets from operations . . . .       $  62,067,244        $  35,554,573      $   16,129,708
                                                                    ==================   ==================  ==================

                                                                       FIDELITY VIP        FIDELITY VIP        FIDELITY VIP
                                                                       HIGH INCOME         EQUITY-INCOME          GROWTH
                                                                    ------------------   -----------------  -------------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $   19,278,607       $    8,724,904       $     957,346

EXPENSES:
  Mortality and expense risk fees  . . . . . . . . . . . . . . . .           2,748,973            7,627,328           7,834,599
  Administrative expense fees. . . . . . . . . . . . . . . . . . .             447,507            1,241,659           1,275,399
                                                                    ------------------   ------------------  ------------------
    Total expenses . . . . . . . . . . . . . . . . . . . . . . . .           3,196,480            8,868,987           9,109,998
                                                                    ------------------   ------------------  ------------------

    Net investment income (loss) . . . . . . . . . . . . . . . . .          16,082,127             (144,083)         (8,152,652)
                                                                    ------------------   ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .             720,696           19,286,629          60,193,116
  Net realized gain (loss) from sales of investments . . . . . . .            (940,790)          10,491,497          10,853,416
                                                                    ------------------   ------------------  ------------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .            (220,094)          29,778,126          71,046,532
    Net unrealized gain (loss) . . . . . . . . . . . . . . . . . .          (2,152,485)          (1,182,641)        136,395,117
                                                                    ------------------   ------------------  ------------------

     Net realized and unrealized gain (loss) . . . . . . . . . . .          (2,372,579)          28,595,485         207,441,649
                                                                    ==================   ==================  ==================
     Net increase (decrease) in net assets from operations . . . .      $   13,709,548       $   28,451,402      $  199,288,997
                                                                    ==================   ==================  ==================

                                                                    FIDELITY VIP         FIDELITY VIP II     T. ROWE PRICE
                                                                        OVERSEAS           ASSET MANAGER       INTERNATIONAL
                                                                                                                   STOCK
                                                                    ------------------   -----------------  -------------------
INVESTMENT INCOME:
  Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    1,651,575        $   3,989,011       $     450,610

EXPENSES:
  Mortality and expense risk fees. . . . . . . . . . . . . . . . .           1,448,508            1,641,096           1,270,009
  Administrative expense fees. . . . . . . . . . . . . . . . . . .             235,803              267,156             206,746
                                                                    ------------------   ------------------  ------------------
    Total expenses . . . . . . . . . . . . . . . . . . . . . . . .           1,684,311            1,908,252           1,476,755
                                                                    ------------------   ------------------  ------------------

    Net investment income (loss) . . . . . . . . . . . . . . . . .             (32,736)           2,080,759          (1,026,145)
                                                                    ------------------   ------------------  ------------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain distributions from portfolio sponsors  . . . . . .           2,663,830            5,052,747           1,416,204
  Net realized gain (loss) from sales of investments . . . . . . .           2,688,416              734,454           1,950,488
                                                                    ------------------   ------------------  ------------------
    Net realized gain (loss) . . . . . . . . . . . . . . . . . . .           5,352,246            5,787,201           3,366,692
    Net unrealized gain (loss) . . . . . . . . . . . . . . . . . .          36,901,156            4,342,270          27,606,832
                                                                    ------------------   ------------------  ------------------

     Net realized and unrealized gain (loss) . . . . . . . . . . .          42,253,402           10,129,471          30,973,524
                                                                    ==================   ==================  ==================
     Net increase (decrease) in net assets from operations . . . .      $   42,220,666       $   12,210,230      $   29,947,379
                                                                    ==================   ==================  ==================

The accompanying notes are an integral part of these financial statements.

  The accompanying notes are an integral part of these financial statements.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                   AND EXECANNUITY PLUS VARIABLE ANNUITY

                   STATEMENTS OF CHANGES IN NET ASSETS

                                                                                                        INVESTMENT
                                                                      GROWTH                            GRADE INCOME
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . .      (4,136,143)       (1,452,248)        8,629,142         6,945,206
    Net realized gain (loss) . . . . . . . . . . . . . .      52,607,235         5,783,402          (395,044)          309,825
    Net unrealized gain (loss) . . . . . . . . . . . . .      76,594,230        61,966,017       (12,501,948)        2,193,617
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease)  in net assets
    from operations  . . . . . . . . . . . . . . . . . .     125,065,322        66,297,171        (4,267,850)        9,448,648
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments . . . . . . . . . . . . . . . .     24,016,712        23,152,380         9,701,880        10,363,995
    Withdrawals . . . . . . . . . . . . . . . . . . . . .    (36,550,023)      (22,500,816)      (13,783,618)       (9,709,421)
    Contract benefits . . . . . . . . . . . . . . . . . .     (3,298,297)       (2,796,974)       (1,023,087)         (929,739)
    Contract charges. . . . . . . . . . . . . . . . . . .       (158,010)         (147,854)          (41,373)          (42,918)
    Transfers between sub-accounts
    (including fixed account), net. . . . . . . . . . . .     23,663,745        20,863,894        14,591,084        22,142,688
    Other transfers from (to) the General Account . . . .      1,857,335         3,452,255        (1,721,298)        2,166,365
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions  . . . . . . . . . . . . . . . . . . .      9,531,462        22,022,885        7,723,588         23,990,970
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease) in net assets . . . . . . . .    134,596,784        88,320,056         3,455,738        33,439,618

NET ASSETS:
  Beginning of year . . . . . . . . . . . . . . . . . . .    453,196,739       364,876,683       166,274,896       132,835,278
                                                          --------------  ----------------  ----------------  ----------------
  End of year . . . . . . . . . . . . . . . . . . . . . .  $ 587,793,523     $ 453,196,739     $ 169,730,634     $ 166,274,896
                                                          ==============  ================  ================  ================

                                                                  MONEY MARKET                        EQUITY INDEX
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . . .     7,983,654         5,079,118        (2,175,820)         (693,387)
    Net realized gain (loss) . . . . . . . . . . . . . . .             -                 -         7,417,406        11,505,568
    Net unrealized gain (loss) . . . . . . . . . . . . . .             -                 -        69,889,480        55,881,208
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease)  in net assets
    from operations. . . . . . . . . . . . . . . . . . . .     7,983,654         5,079,118        75,131,066        66,693,389
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments. . . . . . . . . . . . . . . . .   438,987,405       388,698,585        32,887,575        25,436,203
    Withdrawals. . . . . . . . . . . . . . . . . . . . . .   (34,391,134)      (15,069,288)      (29,625,579)      (13,594,962)
    Contract benefits. . . . . . . . . . . . . . . . . . .    (1,483,815)       (1,010,367)       (2,868,514)       (2,098,286)
    Contract charges . . . . . . . . . . . . . . . . . . .       (32,718)          (24,514)         (119,189)          (84,863)
    Transfers between sub-accounts
    (including fixed account), net . . . . . . . . . . . .  (330,361,387)     (364,921,954)       77,092,508         47,344,643
    Other transfers from (to) the General Account. . . . .    25,859,621        38,477,265         6,152,085         7,492,994
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions . . . . . . . . . . . . . . . . . . . .    98,577,972        46,149,727        83,518,886        64,495,729
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease) in net assets  . . . . . . . .   106,561,626        51,228,845       158,649,952       131,189,118

NET ASSETS:
  Beginning of year  . . . . . . . . . . . . . . . . . . .   162,493,592       111,264,747       351,394,964       220,205,846
                                                          --------------  ----------------  ----------------  ----------------
  End of year . . . . . . . . . . . . . . . . . . . . . .  $ 269,055,218     $ 162,493,592     $ 510,044,916     $ 351,394,964
                                                          ==============  ================  ================  ================

  The accompanying notes are an integral part of these financial statements.

                                                                                                         SELECT
                                                                 GOVERNMENT BOND                    AGGRESSIVE GROWTH
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . . .     3,560,629         2,493,711        (4,908,535)       (3,991,300)
    Net realized gain (loss) . . . . . . . . . . . . . . .      (566,090)           79,202        10,735,234         1,315,125
    Net unrealized gain (loss) . . . . . . . . . . . . . .    (3,996,251)          920,202       107,103,552        28,554,242
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease)  in net assets
      from operations  . . . . . . . . . . . . . . . . . .    (1,001,712)        3,493,115       112,930,251        25,878,067
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments. . . . . . . . . . . . . . . . .     8,933,342         9,387,842        18,504,192        21,281,666
    Withdrawals. . . . . . . . . . . . . . . . . . . . . .    (7,188,109)       (4,327,463)      (25,549,834)      (15,897,301)
    Contract benefits. . . . . . . . . . . . . . . . . . .      (468,436)         (646,947)       (1,081,675)         (842,853)
    Contract charges . . . . . . . . . . . . . . . . . . .       (14,843)          (14,294)         (127,147)         (115,070)
    Transfers between sub-accounts
      (including fixed account), net . . . . . . . . . . .     4,441,217        13,782,410         1,573,492        35,552,684
    Other transfers from (to) the General Account. . . . .    (1,546,232)        1,396,680         1,244,023         3,919,867
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions . . . . . . . . . . . . . . . . . . . .     4,156,939        19,578,228        (5,436,949)       43,898,993
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease) in net assets. . . . . . . . .     3,155,227        23,071,343       107,493,302        69,777,060

NET ASSETS:
  Beginning of year  . . . . . . . . . . . . . . . . . . .    71,863,088        48,791,745       315,969,300       246,192,240
                                                          --------------  ----------------  ----------------  ----------------
  End of year. . . . . . . . . . . . . . . . . . . . . . .  $ 75,018,315      $ 71,863,088     $ 423,462,602     $ 315,969,300
                                                          ==============  ================  ================  ================

                                                                                                         SELECT
                                                                  SELECT GROWTH                     GROWTH AND INCOME
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . . .    (5,252,749)       (3,349,010)       (1,024,814)         (438,542)
    Net realized gain (loss) . . . . . . . . . . . . . . .    17,063,861         3,910,913        24,929,221         1,952,332
    Net unrealized gain (loss) . . . . . . . . . . . . . .    88,659,011        73,132,113        23,354,193        30,548,177
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease)  in net assets
      from operations. . . . . . . . . . . . . . . . . . .   100,470,123        73,694,016        47,258,600        32,061,967
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments. . . . . . . . . . . . . . . . .    24,842,639        22,206,826        17,142,639        15,264,363
    Withdrawals. . . . . . . . . . . . . . . . . . . . . .   (26,571,683)      (10,783,834)      (21,533,465)      (11,976,840)
    Contract benefits. . . . . . . . . . . . . . . . . . .    (1,371,717)         (896,543)       (2,866,072)       (2,094,743)
    Contract charges . . . . . . . . . . . . . . . . . . .      (111,678)          (77,520)          (74,816)          (65,775)
    Transfers between sub-accounts
      (including fixed account), net . . . . . . . . . . .    42,559,913        43,402,629        35,114,292        26,940,573
    Other transfers from (to) the General Account, . . . .     4,876,230         6,310,988         5,443,705         5,446,574
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions . . . . . . . . . . . . . . . . . . . .    44,223,704        60,162,546        33,226,283        33,514,152
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease) in net assets  . . . . . . . .   144,693,827       133,856,562        80,484,883        65,576,119

NET ASSETS:
  Beginning of year  . . . . . . . . . . . . . . . . . . .   323,201,346       189,344,784       270,396,174       204,820,055
                                                          --------------  ----------------  ----------------  ----------------
  End of year . . . . . . . . . . . . . . . . . . . . . .  $ 467,895,173     $ 323,201,346     $ 350,881,057     $ 270,396,174
                                                          ==============  ================  ================  ================

  The accompanying notes are an integral part of these financial statements.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                   AND EXECANNUITY PLUS VARIABLE ANNUITY

                   STATEMENTS OF CHANGES IN NET ASSETS

                                                                  SELECT VALUE                    SELECT INTERNATIONAL
                                                                   OPPORTUNITY                           EQUITY
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . . .    (2,795,124)         (955,786)       (3,279,659)          (61,946)
    Net realized gain (loss) . . . . . . . . . . . . . . .    12,785,177         1,076,083         3,471,561           463,309
    Net unrealized gain (loss) . . . . . . . . . . . . . .   (21,271,499)        5,479,539        61,875,342        24,779,920
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease)  in net assets
      from operations  . . . . . . . . . . . . . . . . . .   (11,281,446)        5,599,836        62,067,244        25,181,283
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments. . . . . . . . . . . . . . . . .     9,033,922        12,662,724        11,344,784        13,306,352
    Withdrawals. . . . . . . . . . . . . . . . . . . . . .   (14,328,750)       (8,295,446)      (14,712,183)       (7,314,601)
    Contract benefits. . . . . . . . . . . . . . . . . . .      (630,503)         (575,288)         (759,130)         (685,709)
    Contract charges . . . . . . . . . . . . . . . . . . .       (59,148)          (59,441)          (69,281)          (64,103)
    Transfers between sub-accounts
      (including fixed account), net . . . . . . . . . . .    10,800,586        22,459,345         2,775,342        14,347,051
    Other transfers from (to) the General Account. . . . .     1,268,839         3,197,294         1,417,920         2,330,088
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions . . . . . . . . . . . . . . . . . . . .     6,084,946        29,389,188            (2,548)       21,919,078
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease) in net assets  . . . . . . . .    (5,196,500)       34,989,024        62,064,696        47,100,361

NET ASSETS:
  Beginning of year  . . . . . . . . . . . . . . . . . . .   200,577,152       165,588,128       208,679,197       161,578,836
                                                          --------------  ----------------  ----------------  ----------------
  End of year . . . . . . . . . . . . . . . . . . . . . .  $ 195,380,652     $ 200,577,152     $ 270,743,893     $ 208,679,197
                                                          ==============  ================  ================  ================

                                                                 SELECT CAPITAL                           DGPF
                                                                  APPRECIATION                    INTERNATIONAL EQUITY
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . . .    (2,269,238)       (1,821,358)          828,444         2,232,442
    Net realized gain (loss) . . . . . . . . . . . . . . .     2,712,559        23,638,698         3,456,926           524,782
    Net unrealized gain (loss) . . . . . . . . . . . . . .    35,111,252        (5,203,690)       11,844,338         6,030,154
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease)  in net assets
      from operations  . . . . . . . . . . . . . . . . . .    35,554,573        16,613,650        16,129,708         8,787,378
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments. . . . . . . . . . . . . . . . .     8,595,028         9,353,854         4,614,436         6,454,592
    Withdrawals. . . . . . . . . . . . . . . . . . . . . .   (11,932,699)       (5,713,842)       (8,759,974)       (5,616,866)
    Contract benefits. . . . . . . . . . . . . . . . . . .      (595,054)         (419,195)         (477,836)         (369,791)
    Contract charges . . . . . . . . . . . . . . . . . . .       (50,131)          (46,233)          (34,245)          (34,104)
    Transfers between sub-accounts
      (including fixed account), net . . . . . . . . . . .     4,910,062         9,998,422        (3,009,302)        8,564,109
    Other transfers from (to) the General Account. . . . .     1,368,660         1,818,486        (1,443,374)        1,556,191
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions . . . . . . . . . . . . . . . . . . . .     2,295,866        14,991,492        (9,110,295)       10,554,131
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease) in net assets  . . . . . . . .    37,850,439        31,605,142         7,019,413        19,341,509

NET ASSETS:
  Beginning of year  . . . . . . . . . . . . . . . . . . .   150,061,149       118,456,007       118,500,315        99,158,806
                                                          --------------  ----------------  ----------------  ----------------
  End of year. . . . . . . . . . . . . . . . . . . . . . . $ 187,911,588     $ 150,061,149     $ 125,519,728     $ 118,500,315
                                                          ==============  ================  ================  ================

  The accompanying notes are an integral part of these financial statements.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                   AND EXECANNUITY PLUS VARIABLE ANNUITY

                   STATEMENTS OF CHANGES IN NET ASSETS

                                                                   FIDELITY VIP                       FIDELITY VIP
                                                                   HIGH INCOME                        EQUITY-INCOME
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . . .    16,082,127        9,750,617           (144,083)         (744,651)
    Net realized gain (loss) . . . . . . . . . . . . . . .      (220,094)       7,946,249         29,778,126        30,422,305
    Net unrealized gain (loss) . . . . . . . . . . . . . .    (2,152,485)     (29,941,145)        (1,182,641)       21,541,366
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease)  in net assets
      from operations  . . . . . . . . . . . . . . . . . .    13,709,548      (12,244,279)        28,451,402        51,219,020
                                                          --------------  ----------------  ----------------  ----------------
CONTRACT TRANSACTIONS:
    Net purchase payments . . . . . . . . . . . . . . . .     11,140,024       16,334,143         27,773,097        31,978,182
    Withdrawals . . . . . . . . . . . . . . . . . . . . .    (17,342,745)     (10,795,966)       (46,417,375)      (31,513,789)
    Contract benefits . . . . . . . . . . . . . . . . . .     (1,180,063)      (1,097,609)        (2,971,372)       (2,356,266)
    Contract charges. . . . . . . . . . . . . . . . . . .        (59,343)         (58,071)          (199,771)         (203,860)
    Transfers between sub-accounts
      (including fixed account), net. . . . . . . . . . .      7,983,017       38,988,866         21,098 543        24,052,204
    Other transfers from (to) the General Account . . . .     (1,197,797)       5,027,099          1,492,355         2,652,365
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions  . . . . . . . . . . . . . . . . . . .       (656,907)      48,398,462            775,477        24,608,836
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets . . . . . . . .     13,052,641       36,154,183         29,226,879        75,827,856
NET ASSETS:
  Beginning of year . . . . . . . . . . . . . . . . . . .    209,594,049      173,439,866        584,131,775       508,303,919
                                                          --------------  ----------------  ----------------  ----------------
  End of year . . . . . . . . . . . . . . . . . . . . . .  $ 222,646,690     $209,594,049      $ 613,358,654     $ 584,131,775
                                                          ==============  ================  ================  ================

                                                                  FIDELITY VIP                        FIDELITY VIP
                                                                     GROWTH                             OVERSEAS
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):

    Net investment income (loss) . . . . . . . . . . . . .    (8,152,652)       (4,433,739)          (32,736)          351,217
    Net realized gain (loss) . . . . . . . . . . . . . . .    71,046,532        58,013,994         5,352,246         6,217,656
    Net unrealized gain (loss) . . . . . . . . . . . . . .   136,395,117        92,401,524        36,901,156         3,731,753
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease)  in net assets
      from operations  . . . . . . . . . . . . . . . . . .   199,288,997       145,981,779        42,220,666        10,300,626
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments. . . . . . . . . . . . . . . . .    33,765,170        24,189,477         5,861,684         6,122,888
    Withdrawals. . . . . . . . . . . . . . . . . . . . . .   (51,125,474)      (27,468,965)       (9,499,501)       (6,424,320)
    Contract benefits. . . . . . . . . . . . . . . . . . .    (2,589,245)       (2,039,146)         (321,424)         (413,395)
    Contract charges . . . . . . . . . . . . . . . . . . .      (215,987)         (191,485)          (45,992)          (46,447)
    Transfers between sub-accounts
      (including fixed account), net . . . . . . . . . . .    63,466,804         5,764,814         4,693,129          4,525,206
    Other transfers from (to) the General Account. . . . .     1,482,282         1,580,856           (40,727)           534,379
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets
      from contract transactions . . . . . . . . . . . . .    44,783,570         1,835,571           647,169         4,298,311
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets  . . . . . . . .   244,072,567       147,817,350        42,867,835        14,598,937

NET ASSETS:

  Beginning of year  . . . . . . . . . . . . . . . . . . .  534,367,174       386,549,824       107,142,177         92,543,240
                                                          ==============  ================  ================  ================
  End of year. . . . . . . . . . . . . . . . . . . . . . . $ 778,439,741     $ 534,367,174     $ 150,010,012     $ 107,142,177

  The accompanying notes are an integral part of these financial statements.

           SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY
                   AND EXECANNUITY PLUS VARIABLE ANNUITY

                   STATEMENTS OF CHANGES IN NET ASSETS

                                                                 FIDELITY VIP II                      T. ROWE PRICE
                                                                  ASSET MANAGER                    INTERNATIONAL STOCK
                                                          --------------------------------  ----------------------------------
                                                             YEAR ENDED DECEMBER 31,             YEAR ENDED DECEMBER 31,
                                                          (unaudited)                        (unaudited)
                                                             1999              1998              1999              1998
                                                          --------------  ----------------  ----------------  ----------------
INVESTMENT INCOME (LOSS):
    Net investment income (loss) . . . . . . . . . . . . .     2,080,759         1,273,208        (1,026,145)         (128,622)
    Net realized gain (loss) . . . . . . . . . . . . . . .     5,787,201         8,311,168         3,366,692           624,973
    Net unrealized gain (loss) . . . . . . . . . . . . . .     4,342,270         3,240,712        27,606,832        10,425,832
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease)  in net assets
      from operations  . . . . . . . . . . . . . . . . . .    12,210,230        12,825,088        29,947,379        10,922,183
                                                          --------------  ----------------  ----------------  ----------------

CONTRACT TRANSACTIONS:
    Net purchase payments. . . . . . . . . . . . . . . . .     7,716,542         8,512,565         4,736,022         5,708,803
    Withdrawals. . . . . . . . . . . . . . . . . . . . . .   (10,097,109)       (5,321,586)       (6,622,362)      (3,090,733)
    Contract benefits. . . . . . . . . . . . . . . . . . .      (461,585)         (653,162)         (437,587)        (234,511)
    Contract charges . . . . . . . . . . . . . . . . . . .       (30,076)          (23,772)          (24,690)         (21,793)
    Transfers between sub-accounts
      (including fixed account), net . . . . . . . . . . .    18,710,626        18,036,934          (134,325)       7,450,376
    Other transfers from (to) the General Account. . . . .       504,270         2,193,311         1,879,994        1,566,892
                                                          --------------  ----------------  ----------------  ----------------
    Net increase (decrease) in net assets from contract
      transactions . . . . . . . . . . . . . . . . . . . .    16,342,668        22,744,290          (602,948)       11,379,034
                                                          --------------  ----------------  ----------------  ----------------

    Net increase (decrease) in net assets  . . . . . . . .    28,552,898        35,569,378        29,344,431        22,301,217

NET ASSETS:
  Beginning of year  . . . . . . . . . . . . . . . . . . .   119,651,851        84,082,473        95,437,324        73,136,107
                                                          --------------  ----------------  ----------------  ----------------
  End of year. . . . . . . . . . . . . . . . . . . . . . . $ 148,204,749     $ 119,651,851     $ 124,781,755      $ 95,437,324
                                                          ==============  ================  ================  ================

The accompanying notes are an integral part of these financial statements.

        SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY AND

                       EXECANNUITY PLUS VARIABLE ANNUITY)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION

         Separate Account VA-K, which funds the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts, in addition to other contracts (the Delaware Medallion variable annuity contracts), is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company), established on November 1, 1990 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Separate Account VA-K are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account VA-K cannot be charged with liabilities arising out of any other business of the Company.

         Separate Account VA-K is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account VA-K currently offers eighteen Sub-Accounts under the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS), a wholly-owned subsidiary of the Company; or of the Variable Insurance Products Fund (Fidelity VIP) or the Variable Insurance Products Fund II (Fidelity VIP II) managed by Fidelity Management & Research Company (FMR); or of the Delaware Group Premium Fund, Inc. (DGPF) managed by Delaware International Advisers Ltd.; or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by T. Rowe Price-Fleming International, Inc. The Trust, Fidelity VIP, Fidelity VIP II, DGPF, and T. Rowe Price (the Funds) are open-end, management investment companies registered under the 1940 Act.

         Separate Account VA-K funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Section 401, 403, or 408 of the Internal Revenue Code (the
Code), while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         INVESTMENTS - Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

         FEDERAL INCOME TAXES - The Company is taxed as a "life insurance company" under Subchapter L of the Code and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax liability resulting from the operations of Separate Account VA-K. Therefore, no provision for income taxes has been charged against Separate Account VA-K.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Allmerica Financial Life Insurance and Annuity Company and the Contractowners of the Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account VA-K Allmerica Advantage Variable Annuity and ExecAnnuity Plus Variable Annuity of Allmerica Financial Life Insurance and Annuity Company at December 31, 1998, the results of each of their operations and the changes in each of their net assets for each of the two years in the period then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Allmerica Financial Life Insurance and Annuity Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the Funds, provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 26, 1999

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1998

                                                                                                                      SELECT
                                                             INVESTMENT      MONEY         EQUITY     GOVERNMENT    AGGRESSIVE
                                                 GROWTH     GRADE INCOME     MARKET        INDEX         BOND         GROWTH
                                              ------------  ------------  ------------  ------------  -----------  ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $453,329,914  $166,255,290  $162,581,881  $351,478,319  $71,863,194  $315,970,960
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --           --             --            --          --             --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --           --             --            --          --             --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --           --             --            --          --             --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............            --       19,606             --            --          --             --
                                              ------------  ------------  ------------  ------------  -----------  ------------
  Total assets..............................   453,329,914  166,274,896    162,581,881   351,478,319  71,863,194    315,970,960

LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............       133,175           --         88,289        83,355         106          1,660
                                              ------------  ------------  ------------  ------------  -----------  ------------
  Net assets................................  $453,196,739  $166,274,896  $162,493,592  $351,394,964  $71,863,088  $315,969,300
                                              ------------  ------------  ------------  ------------  -----------  ------------
                                              ------------  ------------  ------------  ------------  -----------  ------------

Net asset distribution by category:
  Qualified variable annuity contracts......  $314,229,248  $109,523,792  $109,330,421  $236,665,487  $46,647,495  $222,038,496
  Non-qualified variable annuity
    contracts...............................   138,967,491   56,751,104     53,163,171   114,729,477  25,215,593     93,930,804
                                              ------------  ------------  ------------  ------------  -----------  ------------
                                              $453,196,739  $166,274,896  $162,493,592  $351,394,964  $71,863,088  $315,969,300
                                              ------------  ------------  ------------  ------------  -----------  ------------
                                              ------------  ------------  ------------  ------------  -----------  ------------

Qualified units outstanding, December 31,
 1998.......................................   114,345,181   67,244,780     86,613,172    72,485,823  31,761,575     88,373,003
Net asset value per qualified unit, December
 31, 1998...................................  $   2.748076  $  1.628733   $   1.262284  $   3.264990  $ 1.468677   $   2.512515
Non-qualified units outstanding, December
 31, 1998...................................    50,569,014   34,843,711     42,116,646    35,139,331  17,168,917     37,385,172
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   2.748076  $  1.628733   $   1.262284  $   3.264990  $ 1.468677   $   2.512515

                                                               SELECT
                                                 SELECT        GROWTH     SELECT VALUE
                                                 GROWTH      AND INCOME   OPPORTUNITY*
                                              ------------  ------------  ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $323,203,657  $270,427,710  $200,579,014
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --           --            --
Investment in shares of T. Rowe Price
 International Series, Inc..................            --           --            --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --           --            --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............            --           --            --
                                              ------------  ------------  ------------
  Total assets..............................   323,203,657  270,427,710   200,579,014
LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............         2,311       31,536         1,862
                                              ------------  ------------  ------------
  Net assets................................  $323,201,346  $270,396,174  $200,577,152
                                              ------------  ------------  ------------
                                              ------------  ------------  ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $227,291,255  $180,022,112  $142,898,046
  Non-qualified variable annuity
    contracts...............................    95,910,091   90,374,062    57,679,106
                                              ------------  ------------  ------------
                                              $323,201,346  $270,396,174  $200,577,152
                                              ------------  ------------  ------------
                                              ------------  ------------  ------------
Qualified units outstanding, December 31,
 1998.......................................    85,096,800   79,298,223    71,065,129
Net asset value per qualified unit, December
 31, 1998...................................  $   2.670973  $  2.270191   $  2.010804
Non-qualified units outstanding, December
 31, 1998...................................    35,908,296   39,809,012    28,684,598
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   2.670973  $  2.270191   $  2.010804

* Name changed. See Note 1.

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1998

                                                 SELECT          SELECT           DGPF
                                              INTERNATIONAL      CAPITAL      INTERNATIONAL   FIDELITY VIP    FIDELITY VIP
                                                 EQUITY       APPRECIATION       EQUITY        HIGH INCOME    EQUITY-INCOME
                                              -------------   -------------   -------------   -------------   -------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $208,681,110    $150,062,155    $         --    $         --    $         --
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............            --              --              --     209,594,305     584,136,591
Investment in shares of T. Rowe Price
 International Series, Inc..................            --              --              --              --              --
Investment in shares of Delaware Group
 Premium Fund, Inc..........................            --              --     118,501,386              --              --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............            --              --              --              --              --
                                              -------------   -------------   -------------   -------------   -------------
  Total assets..............................   208,681,110     150,062,155     118,501,386     209,594,305     584,136,591

LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............         1,913           1,006           1,071             256           4,816
                                              -------------   -------------   -------------   -------------   -------------
  Net assets................................  $208,679,197    $150,061,149    $118,500,315    $209,594,049    $584,131,775
                                              -------------   -------------   -------------   -------------   -------------
                                              -------------   -------------   -------------   -------------   -------------

Net asset distribution by category:
  Qualified variable annuity contracts......  $146,629,320    $104,737,980    $ 82,843,189    $138,969,164    $391,512,849
  Non-qualified variable annuity
    contracts...............................    62,049,877      45,323,169      35,657,126      70,624,885     192,618,926
                                              -------------   -------------   -------------   -------------   -------------
                                              $208,679,197    $150,061,149    $118,500,315    $209,594,049    $584,131,775
                                              -------------   -------------   -------------   -------------   -------------
                                              -------------   -------------   -------------   -------------   -------------

Qualified units outstanding, December 31,
 1998.......................................    91,352,709      55,871,132      47,733,352      64,864,268     125,999,304
Net asset value per qualified unit, December
 31, 1998...................................  $   1.605090    $   1.874635    $   1.735541    $   2.142461    $   3.107262
Non-qualified units outstanding, December
 31, 1998...................................    38,658,192      24,177,063      20,545,251      32,964,373      61,989,921
Net asset value per non-qualified unit,
 December 31, 1998..........................  $   1.605090    $   1.874635    $   1.735541    $   2.142461    $   3.107262

                                                                                                T. ROWE
                                                                              FIDELITY VIP       PRICE
                                              FIDELITY VIP    FIDELITY VIP         II         INTERNATIONAL
                                                 GROWTH         OVERSEAS      ASSET MANAGER      STOCK
                                              -------------   -------------   -------------   ------------
ASSETS:
Investments in shares of Allmerica
 Investment Trust...........................  $          --   $          --   $         --    $        --
Investments in shares of Fidelity Variable
 Insurance Products Funds (VIP).............    534,372,318     107,144,689    119,652,554             --
Investment in shares of T. Rowe Price
 International Series, Inc..................             --              --             --     95,438,404
Investment in shares of Delaware Group
 Premium Fund, Inc..........................             --              --             --             --
Receivable from Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............             --              --             --             --
                                              -------------   -------------   -------------   ------------
  Total assets..............................    534,372,318     107,144,689    119,652,554     95,438,404
LIABILITIES:
Payable to Allmerica Financial Life
 Insurance
 and Annuity Company (Sponsor)..............          5,144           2,512            703          1,080
                                              -------------   -------------   -------------   ------------
  Net assets................................  $ 534,367,174   $ 107,142,177   $119,651,851    $95,437,324
                                              -------------   -------------   -------------   ------------
                                              -------------   -------------   -------------   ------------
Net asset distribution by category:
  Qualified variable annuity contracts......  $ 373,220,162   $  77,463,381   $ 79,681,761    $67,381,222
  Non-qualified variable annuity
    contracts...............................    161,147,012      29,678,796     39,970,090     28,056,102
                                              -------------   -------------   -------------   ------------
                                              $ 534,367,174   $ 107,142,177   $119,651,851    $95,437,324
                                              -------------   -------------   -------------   ------------
                                              -------------   -------------   -------------   ------------
Qualified units outstanding, December 31,
 1998.......................................    104,072,745      42,694,627     46,419,390     48,268,596
Net asset value per qualified unit, December
 31, 1998...................................  $    3.586147   $    1.814359   $   1.716562    $  1.395964
Non-qualified units outstanding, December
 31, 1998...................................     44,935,976      16,357,730     23,284,967     20,098,011
Net asset value per non-qualified unit,
 December 31, 1998..........................  $    3.586147   $    1.814359   $   1.716562    $  1.395964

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
               STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

                                                         GROWTH             INVESTMENT GRADE INCOME           MONEY MARKET
                                               --------------------------  --------------------------  --------------------------
                                                YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                   1998          1997          1998          1997          1998          1997
                                               ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  4,406,557  $  4,677,303  $  9,136,667  $  7,765,722  $  6,950,244  $  5,864,394
  Mortality and expense risk fees............    (5,038,572)   (3,908,676)   (1,884,657)   (1,459,800)   (1,609,169)   (1,353,573)
  Administrative expense fees................      (820,233)     (636,296)     (306,804)     (237,642)     (261,957)     (220,349)
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net investment income (loss).............    (1,452,248)      132,331     6,945,206     6,068,280     5,079,118     4,290,472
                                               ------------  ------------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     4,179,288    58,607,134            --            --            --            --
  Net realized gain (loss) from sales of
    investments..............................     1,604,114       731,664       309,825       (44,567)           --            --
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................     5,783,402    59,338,798       309,825       (44,567)           --            --
  Net unrealized gain (loss).................    61,966,017     3,870,618     2,193,617     3,131,133            --            --
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
      (loss).................................    67,749,419    63,209,416     2,503,442     3,086,566            --            --
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................    66,297,171    63,341,747     9,448,648     9,154,846     5,079,118     4,290,472
                                               ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    23,152,380    23,594,450    10,363,995     8,429,192   388,698,585   333,708,420
  Withdrawals................................   (22,500,816)  (14,324,472)   (9,709,421)   (7,610,810)  (15,069,288)  (10,554,703)
  Contract benefits..........................    (2,796,974)   (1,922,040)     (929,739)     (604,277)   (1,010,367)     (909,248)
  Contract charges...........................      (147,854)     (133,594)      (42,918)      (43,383)      (24,514)      (23,086)
  Transfers between sub-accounts (including
    fixed account), net......................    20,863,894    28,600,309    22,142,688     9,492,754  (364,921,954) (344,087,104)
  Other transfers from (to) the General
    Account..................................     3,452,255     8,871,794     2,166,365     1,855,856    38,477,265    21,015,281
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    22,022,885    44,686,447    23,990,970    11,519,332    46,149,727      (850,440)
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......    88,320,056   108,028,194    33,439,618    20,674,178    51,228,845     3,440,032

NET ASSETS:
  Beginning of year..........................   364,876,683   256,848,489   132,835,278   112,161,100   111,264,747   107,824,715
                                               ------------  ------------  ------------  ------------  ------------  ------------
  End of year................................  $453,196,739  $364,876,683  $166,274,896  $132,835,278  $162,493,592  $111,264,747
                                               ------------  ------------  ------------  ------------  ------------  ------------
                                               ------------  ------------  ------------  ------------  ------------  ------------

                                                      EQUITY INDEX
                                               --------------------------

                                                YEAR ENDED DECEMBER 31,
                                                   1998          1997
                                               ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  3,345,195  $  2,257,717
  Mortality and expense risk fees............    (3,473,180)   (2,067,797)
  Administrative expense fees................      (565,402)     (336,618)
                                               ------------  ------------
    Net investment income (loss).............      (693,387)     (146,698)
                                               ------------  ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     8,462,654     5,924,374
  Net realized gain (loss) from sales of
    investments..............................     3,042,914       891,735
                                               ------------  ------------
  Net realized gain (loss)...................    11,505,568     6,816,109
  Net unrealized gain (loss).................    55,881,208    35,286,956
                                               ------------  ------------
    Net realized and unrealized gain
      (loss).................................    67,386,776    42,103,065
                                               ------------  ------------
  Net increase (decrease) in net assets from
    operations...............................    66,693,389    41,956,367
                                               ------------  ------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................    25,436,203    20,271,093
  Withdrawals................................   (13,594,962)   (6,948,755)
  Contract benefits..........................    (2,098,286)   (1,317,585)
  Contract charges...........................       (84,863)      (54,416)
  Transfers between sub-accounts (including
    fixed account), net......................    47,344,643    42,716,321
  Other transfers from (to) the General
    Account..................................     7,492,994     9,939,409
                                               ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    64,495,729    64,606,067
                                               ------------  ------------
  Net increase (decrease) in net assets......   131,189,118   106,562,434
NET ASSETS:
  Beginning of year..........................   220,205,846   113,643,412
                                               ------------  ------------
  End of year................................  $351,394,964  $220,205,846
                                               ------------  ------------
                                               ------------  ------------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                                                   SELECT
                                                   GOVERNMENT BOND           AGGRESSIVE GROWTH             SELECT GROWTH
                                               ------------------------  --------------------------  --------------------------
                                               YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                  1998         1997          1998          1997          1998          1997
                                               -----------  -----------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $ 3,358,913  $ 2,535,091  $         --  $         --  $    207,168  $    546,016
  Mortality and expense risk fees............     (744,074)    (524,714)   (3,432,518)   (2,622,781)   (3,058,313)   (1,741,645)
  Administrative expense fees................     (121,128)     (85,419)     (558,782)     (426,964)     (497,865)     (283,523)
                                               -----------  -----------  ------------  ------------  ------------  ------------
    Net investment income (loss).............    2,493,711    1,924,958    (3,991,300)   (3,049,745)   (3,349,010)   (1,479,152)
                                               -----------  -----------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................           --           --            --    19,360,712     2,488,257     9,673,224
  Net realized gain (loss) from sales of
    investments..............................       79,202     (121,227)    1,315,125     2,017,143     1,422,656       313,313
                                               -----------  -----------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................       79,202     (121,227)    1,315,125    21,377,855     3,910,913     9,986,537
  Net unrealized gain (loss).................      920,202      550,499    28,554,242    15,604,997    73,132,113    29,255,432
                                               -----------  -----------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
      (loss).................................      999,404      429,272    29,869,367    36,982,852    77,043,026    39,241,969
                                               -----------  -----------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................    3,493,115    2,354,230    25,878,067    33,933,107    73,694,016    37,762,817
                                               -----------  -----------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    9,387,842    5,942,847    21,281,666    20,169,980    22,206,826    16,019,651
  Withdrawals................................   (4,327,463)  (3,481,815)  (15,897,301)  (10,807,027)  (10,783,834)   (5,353,128)
  Contract benefits..........................     (646,947)    (178,244)     (842,853)     (526,406)     (896,543)     (391,982)
  Contract charges...........................      (14,294)     (15,235)     (115,070)     (101,719)      (77,520)      (48,587)
  Transfers between sub-accounts (including
    fixed account), net......................   13,782,410    2,892,959    35,552,684    19,497,013    43,402,629    39,243,670
  Other transfers from (to) the General
    Account..................................    1,396,680      755,654     3,919,867     6,766,308     6,310,988     7,296,335
                                               -----------  -----------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................   19,578,228    5,916,166    43,898,993    34,998,149    60,162,546    56,765,959
                                               -----------  -----------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......   23,071,343    8,270,396    69,777,060    68,931,256   133,856,562    94,528,776

NET ASSETS:
  Beginning of year..........................   48,791,745   40,521,349   246,192,240   177,260,984   189,344,784    94,816,008
                                               -----------  -----------  ------------  ------------  ------------  ------------
  End of year................................  $71,863,088  $48,791,745  $315,969,300  $246,192,240  $323,201,346  $189,344,784
                                               -----------  -----------  ------------  ------------  ------------  ------------
                                               -----------  -----------  ------------  ------------  ------------  ------------

                                                         SELECT
                                                   GROWTH AND INCOME
                                               --------------------------

                                                YEAR ENDED DECEMBER 31,
                                                   1998          1997
                                               ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  2,954,575  $  2,261,128
  Mortality and expense risk fees............    (2,918,081)   (2,108,661)
  Administrative expense fees................      (475,036)     (343,271)
                                               ------------  ------------
    Net investment income (loss).............      (438,542)     (190,804)
                                               ------------  ------------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................       849,325    17,526,962
  Net realized gain (loss) from sales of
    investments..............................     1,103,007       324,268
                                               ------------  ------------
  Net realized gain (loss)...................     1,952,332    17,851,230
  Net unrealized gain (loss).................    30,548,177    13,743,540
                                               ------------  ------------
    Net realized and unrealized gain
      (loss).................................    32,500,509    31,594,770
                                               ------------  ------------
  Net increase (decrease) in net assets from
    operations...............................    32,061,967    31,403,966
                                               ------------  ------------
CONTRACT TRANSACTIONS:
  Net purchase payments......................    15,264,363    14,721,001
  Withdrawals................................   (11,976,840)   (7,632,571)
  Contract benefits..........................    (2,094,743)   (1,069,129)
  Contract charges...........................       (65,775)      (54,866)
  Transfers between sub-accounts (including
    fixed account), net......................    26,940,573    24,504,584
  Other transfers from (to) the General
    Account..................................     5,446,574     7,823,859
                                               ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    33,514,152    38,292,878
                                               ------------  ------------
  Net increase (decrease) in net assets......    65,576,119    69,696,844
NET ASSETS:
  Beginning of year..........................   204,820,055   135,123,211
                                               ------------  ------------
  End of year................................  $270,396,174  $204,820,055
                                               ------------  ------------
                                               ------------  ------------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                      SELECT VALUE                   SELECT                  SELECT CAPITAL
                                                      OPPORTUNITY*            INTERNATIONAL EQUITY            APPRECIATION
                                               --------------------------  --------------------------  --------------------------
                                                YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                   1998          1997          1998          1997          1998          1997
                                               ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  1,687,684  $    908,127  $  2,621,728  $  3,685,822  $         --  $         --
  Mortality and expense risk fees............    (2,273,384)   (1,575,698)   (2,307,959)   (1,703,767)   (1,566,368)   (1,185,389)
  Administrative expense fees................      (370,086)     (256,508)     (375,715)     (277,358)     (254,990)     (192,970)
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net investment income (loss).............      (955,786)     (924,079)      (61,946)    1,704,697    (1,821,358)   (1,378,359)
                                               ------------  ------------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................       655,973    21,872,379            --     5,123,796    22,715,912            --
  Net realized gain (loss) from sales of
    investments..............................       420,110       124,769       463,309       355,498       922,786       166,549
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................     1,076,083    21,997,148       463,309     5,479,294    23,638,698       166,549
  Net unrealized gain (loss).................     5,479,539     5,647,860    24,779,920    (4,095,030)   (5,203,690)   14,907,829
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
      (loss).................................     6,555,622    27,645,008    25,243,229     1,384,264    18,435,008    15,074,378
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................     5,599,836    26,720,929    25,181,283     3,088,961    16,613,650    13,696,019
                                               ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    12,662,724    12,525,397    13,306,352    15,822,978     9,353,854    10,932,867
  Withdrawals................................    (8,295,446)   (4,937,439)   (7,314,601)   (5,740,190)   (5,713,842)   (4,048,564)
  Contract benefits..........................      (575,288)     (390,911)     (685,709)     (349,685)     (419,195)     (326,931)
  Contract charges...........................       (59,441)      (45,532)      (64,103)      (50,179)      (46,233)      (38,655)
  Transfers between sub-accounts (including
    fixed account), net......................    22,459,345    30,274,306    14,347,051    36,530,634     9,998,422    13,171,289
  Other transfers from (to) the General
    Account..................................     3,197,294     6,384,929     2,330,088     7,275,661     1,818,486     6,607,194
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    29,389,188    43,810,750    21,919,078    53,489,219    14,991,492    26,297,200
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......    34,989,024    70,531,679    47,100,361    56,578,180    31,605,142    39,993,219

NET ASSETS:
  Beginning of year..........................   165,588,128    95,056,449   161,578,836   105,000,656   118,456,007    78,462,788
                                               ------------  ------------  ------------  ------------  ------------  ------------
  End of year................................  $200,577,152  $165,588,128  $208,679,197  $161,578,836  $150,061,149  $118,456,007
                                               ------------  ------------  ------------  ------------  ------------  ------------
                                               ------------  ------------  ------------  ------------  ------------  ------------

                                                         DGPF
                                                 INTERNATIONAL EQUITY
                                               -------------------------

                                                YEAR ENDED DECEMBER 31,
                                                   1998         1997
                                               ------------  -----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  3,818,720  $ 2,511,425
  Mortality and expense risk fees............    (1,364,199)  (1,067,089)
  Administrative expense fees................      (222,079)    (173,712)
                                               ------------  -----------
    Net investment income (loss).............     2,232,442    1,270,624
                                               ------------  -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................            --           --
  Net realized gain (loss) from sales of
    investments..............................       524,782      363,002
                                               ------------  -----------
  Net realized gain (loss)...................       524,782      363,002
  Net unrealized gain (loss).................     6,030,154    1,321,628
                                               ------------  -----------
    Net realized and unrealized gain
      (loss).................................     6,554,936    1,684,630
                                               ------------  -----------
  Net increase (decrease) in net assets from
    operations...............................     8,787,378    2,955,254
                                               ------------  -----------
CONTRACT TRANSACTIONS:
  Net purchase payments......................     6,454,592    7,830,705
  Withdrawals................................    (5,616,866)  (3,857,969)
  Contract benefits..........................      (369,791)    (207,583)
  Contract charges...........................       (34,104)     (29,701)
  Transfers between sub-accounts (including
    fixed account), net......................     8,564,109   20,741,571
  Other transfers from (to) the General
    Account..................................     1,556,191    4,277,465
                                               ------------  -----------
  Net increase (decrease) in net assets from
    contract transactions....................    10,554,131   28,754,488
                                               ------------  -----------
  Net increase (decrease) in net assets......    19,341,509   31,709,742
NET ASSETS:
  Beginning of year..........................    99,158,806   67,449,064
                                               ------------  -----------
  End of year................................  $118,500,315  $99,158,806
                                               ------------  -----------
                                               ------------  -----------

* Name changed. See note 1.

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                      FIDELITY VIP                FIDELITY VIP                FIDELITY VIP
                                                      HIGH INCOME                EQUITY-INCOME                   GROWTH
                                               --------------------------  --------------------------  --------------------------
                                                YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                   1998          1997          1998          1997          1998          1997
                                               ------------  ------------  ------------  ------------  ------------  ------------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $ 12,578,810  $  7,884,412  $  7,149,010  $  6,423,548  $  1,980,389  $  2,066,887
  Mortality and expense risk fees............    (2,432,246)   (1,720,161)   (6,788,549)   (5,445,301)   (5,516,150)   (4,299,523)
  Administrative expense fees................      (395,947)     (280,026)   (1,105,112)     (886,444)     (897,978)     (699,922)
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net investment income (loss).............     9,750,617     5,884,225      (744,651)       91,803    (4,433,739)   (2,932,558)
                                               ------------  ------------  ------------  ------------  ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     7,992,786       974,478    25,442,066    32,296,170    51,802,813     9,251,781
  Net realized gain (loss) from sales of
    investments..............................       (46,537)      203,134     4,980,239     2,786,309     6,211,181     3,287,677
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net realized gain (loss)...................     7,946,249     1,177,612    30,422,305    35,082,479    58,013,994    12,539,458
  Net unrealized gain (loss).................   (29,941,145)   13,667,456    21,541,366    66,391,863    92,401,524    57,841,299
                                               ------------  ------------  ------------  ------------  ------------  ------------
    Net realized and unrealized gain
     (loss)..................................   (21,994,896)   14,845,068    51,963,671   101,474,342   150,415,518    70,380,757
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets from
    operations...............................   (12,244,279)   20,729,293    51,219,020   101,566,145   145,981,779    67,448,199
                                               ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT TRANSACTIONS:
  Net purchase payments......................    16,334,143    15,736,449    31,978,182    31,711,858    24,189,477    25,916,377
  Withdrawals................................   (10,795,966)   (6,766,607)  (31,513,789)  (23,477,780)  (27,468,965)  (18,451,418)
  Contract benefits..........................    (1,097,609)     (424,758)   (2,356,266)   (1,600,308)   (2,039,146)     (971,009)
  Contract charges...........................       (58,071)      (51,854)     (203,860)     (195,262)     (191,465)     (181,070)
  Transfers between sub-accounts (including
    fixed account), net......................    38,988,866    33,013,744    24,052,204    17,682,680     5,764,814     1,235,885
  Other transfers from (to) the General
    Account..................................     5,027,099     5,515,208     2,652,365     9,212,572     1,580,856     6,354,543
                                               ------------  ------------  ------------  ------------  ------------  ------------
  Net increase (decrease) in net assets from
    contract transactions....................    48,398,462    47,022,182    24,608,836    33,333,761     1,835,571    13,903,308
                                               ------------  ------------  ------------  ------------  ------------  ------------

  Net increase (decrease) in net assets......    36,154,183    67,751,475    75,827,856   134,899,906   147,817,350    81,351,507

NET ASSETS:
  Beginning of year..........................   173,439,866   105,688,391   508,303,919   373,404,013   386,549,824   305,198,317
                                               ------------  ------------  ------------  ------------  ------------  ------------
  End of year................................  $209,594,049  $173,439,866  $584,131,775  $508,303,919  $534,367,174  $386,549,824
                                               ------------  ------------  ------------  ------------  ------------  ------------
                                               ------------  ------------  ------------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT VA-K ALLMERICA ADVANTAGE VARIABLE ANNUITY AND EXECANNUITY PLUS
                                VARIABLE ANNUITY
         STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (CONTINUED)

                                                     FIDELITY VIP              FIDELITY VIP II            T. ROWE PRICE
                                                       OVERSEAS                 ASSET MANAGER          INTERNATIONAL STOCK
                                               -------------------------  -------------------------  ------------------------
                                                YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                                   1998         1997          1998         1997         1998         1997
                                               ------------  -----------  ------------  -----------  -----------  -----------
INVESTMENT INCOME (LOSS):
  Dividends..................................  $  1,818,875  $ 1,593,893  $  2,716,853  $ 1,921,322  $ 1,097,794  $   672,911
  Mortality and expense risk fees............    (1,262,186)  (1,150,997)   (1,241,535)    (840,972)  (1,054,718)    (750,999)
  Administrative expense fees................      (205,472)    (187,372)     (202,110)    (136,902)    (171,698)    (122,256)
                                               ------------  -----------  ------------  -----------  -----------  -----------
    Net investment income (loss).............       351,217      255,524     1,273,208      943,448     (128,622)    (200,344)
                                               ------------  -----------  ------------  -----------  -----------  -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON
 INVESTMENTS:
  Realized gain distributions from portfolio
    sponsors.................................     5,360,896    6,327,269     8,150,559    4,819,590      387,457      953,290
  Net realized gain (loss) from sales of
    investments..............................       856,760    2,767,486       160,609      227,627      237,516      161,070
                                               ------------  -----------  ------------  -----------  -----------  -----------
  Net realized gain (loss)...................     6,217,656    9,094,755     8,311,168    5,047,217      624,973    1,114,360
  Net unrealized gain (loss).................     3,731,753     (571,995)    3,240,712    5,671,077   10,425,832     (909,997)
                                               ------------  -----------  ------------  -----------  -----------  -----------
    Net realized and unrealized gain
     (loss)..................................     9,949,409    8,522,760    11,551,880   10,718,294   11,050,805      204,363
                                               ------------  -----------  ------------  -----------  -----------  -----------

  Net increase (decrease) in net assets from
    operations...............................    10,300,626    8,778,284    12,825,088   11,661,742   10,922,183        4,019
                                               ------------  -----------  ------------  -----------  -----------  -----------

CONTRACT TRANSACTIONS:
  Net purchase payments......................     6,122,888    5,580,597     8,512,565    6,136,311    5,708,803    7,087,778
  Withdrawals................................    (6,424,320)  (5,698,045)   (5,321,586)  (3,519,671)  (3,090,733)  (2,318,926)
  Contract benefits..........................      (413,395)    (310,083)     (653,162)    (111,937)    (234,511)    (302,518)
  Contract charges...........................       (46,447)     (50,533)      (23,772)     (18,363)     (21,793)     (16,117)
  Transfers between sub-accounts (including
    fixed account), net......................     4,525,206  (10,194,522)   18,036,934   12,603,408    7,450,376   20,482,835
  Other transfers from (to) the General
    Account..................................       534,379      847,013     2,193,311    3,355,998    1,566,892    5,001,709
                                               ------------  -----------  ------------  -----------  -----------  -----------
  Net increase (decrease) in net assets from
    contract transactions....................     4,298,311   (9,825,573)   22,744,290   18,445,746   11,379,034   29,934,761
                                               ------------  -----------  ------------  -----------  -----------  -----------

  Net increase (decrease) in net assets......    14,598,937   (1,047,289)   35,569,378   30,107,488   22,301,217   29,938,780

NET ASSETS:
  Beginning of year..........................    92,543,240   93,590,529    84,082,473   53,974,985   73,136,107   43,197,327
                                               ------------  -----------  ------------  -----------  -----------  -----------
  End of year................................  $107,142,177  $92,543,240  $119,651,851  $84,082,473  $95,437,324  $73,136,107
                                               ------------  -----------  ------------  -----------  -----------  -----------
                                               ------------  -----------  ------------  -----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Separate Account VA-K, which funds the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts, in addition to other contracts (the Delaware Medallion variable annuity contracts), is a separate investment account of Allmerica Financial Life Insurance and Annuity Company (the Company), established on November 1, 1990 for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. The Company is a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company (First Allmerica). First Allmerica is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Under applicable insurance law, the assets and liabilities of Separate Account VA-K are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account VA-K cannot be charged with liabilities arising out of any other business of the Company.

    Separate Account VA-K is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account VA-K currently offers eighteen Sub-Accounts under the Allmerica Advantage and ExecAnnuity Plus variable annuity contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of the Allmerica Investment Trust (the Trust) managed by Allmerica Financial Investment Management Services, Inc. (AFIMS) (successor to Allmerica Investment Management Company, Inc.), a wholly-owned subsidiary of First Allmerica; or of the Variable Insurance Products Fund (Fidelity VIP) or the Variable Insurance Products Fund II (Fidelity VIP II) managed by Fidelity Management & Research Company (FMR); or of the Delaware Group Premium Fund, Inc. (DGPF) managed by Delaware International Advisers Ltd.; or of the T. Rowe Price International Series, Inc. (T. Rowe Price) managed by T. Rowe Price-Fleming International, Inc. The Trust, Fidelity VIP, Fidelity VIP II, DGPF, and T. Rowe Price (the Funds) are open-end, management investment companies registered under the 1940 Act.

    Separate Account VA-K funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Section 401, 403, or 408 of the Internal Revenue Code (the
Code), while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

    Effective January 9, 1998, Small-Mid Cap Value Fund was renamed Select Value Opportunity Fund.

    Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of the Funds. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of the Funds at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Code and files a consolidated federal income tax return with First Allmerica. The Company anticipates no tax

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

liability resulting from the operations of Separate Account VA-K. Therefore, no provision for income taxes has been charged against Separate Account VA-K.

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in the Funds at December 31, 1998 were as follows:

                                                  PORTFOLIO INFORMATION
                                          -------------------------------------
                                                                      NET ASSET
                                           NUMBER OF     AGGREGATE      VALUE
INVESTMENT PORTFOLIO                         SHARES         COST      PER SHARE
----------------------------------------  ------------  ------------  ---------
Growth..................................   160,470,766  $359,758,297  $ 2.825
Investment Grade Income.................   146,868,630   162,430,235    1.132
Money Market............................   162,581,881   162,581,881    1.000
Equity Index............................   103,133,310   235,122,783    3.408
Government Bond.........................    67,287,635    71,294,360    1.068
Select Aggressive Growth................   128,443,479   234,368,079    2.460
Select Growth...........................   133,115,179   211,148,273    2.428
Select Growth and Income................   152,011,079   203,910,122    1.779
Select Value Opportunity*...............   119,037,991   172,188,592    1.685
Select International Equity.............   135,331,459   171,518,089    1.542
Select Capital Appreciation.............    91,501,314   136,667,046    1.640
DGPF International Equity...............     7,190,618    98,679,065   16.480
Fidelity VIP High Income................    18,178,170   216,072,648   11.530
Fidelity VIP Equity-Income..............    22,979,410   408,931,468   25.420
Fidelity VIP Growth.....................    11,909,345   311,766,409   44.870
Fidelity VIP Overseas...................     5,343,875    86,946,809   20.050
Fidelity VIP II Asset Manager...........     6,588,797   103,227,773   18.160
T. Rowe Price International Stock.......     6,572,893    82,587,256   14.520

* Name changed. See Note 1.

NOTE 4 -- RELATED PARTY TRANSACTIONS

    The Company makes a charge of 1.25% per annum based on the average daily net assets of such Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account 0.20% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

    For contracts issued on Forms A3018-91 and A3021-93 (ExecAnnuity Plus 91 and ExecAnnuity Plus 93), a contract fee is deducted on the contract anniversary and upon full surrender of the contract when the accumulated value is $50,000 or less. The fee is the lesser of $30 or 3% of the accumulated value on the contract anniversary or full surrender date. For contracts issued on Form A3025-96 (Allmerica Advantage), a

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- RELATED PARTY TRANSACTIONS (CONTINUED)

contract fee of $30 is deducted on the contract anniversary and upon full surrender when the accumulated value is less than $50,000. The fee is currently waived for all contracts (ExecAnnuity Plus and Allmerica Advantage) issued to and maintained by the trustee of a 401(k) plan.

    Allmerica Investments, Inc. (Allmerica Investments), a wholly-owned subsidiary of First Allmerica, is principal underwriter and general distributor of Separate Account VA-K, and does not receive any compensation for sales of the contracts. Commissions are paid to registered representatives of Allmerica Investments by the Company. The current series of contracts have a contingent deferred sales charge and no deduction is made for sales charges at the time of the sale. For the years ended December 31, 1998 and 1997, the Company received $3,200,685 and $3,189,265, respectively, for contingent deferred sales charges applicable to Separate Account VA-K.

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS

    Transactions from contractowners and sponsor were as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Growth
  Issuance of Units..........................    35,414,157   $ 88,002,941     43,130,029   $  91,345,943
  Redemption of Units........................   (26,666,754)   (65,980,056)   (22,583,348)    (46,659,496)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     8,747,403   $ 22,022,885     20,546,681   $  44,686,447
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Investment Grade Income
  Issuance of Units..........................    40,947,469   $ 67,361,561     28,304,457   $  40,432,162
  Redemption of Units........................   (25,662,004)   (43,370,591)   (20,579,115)    (28,912,830)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    15,285,465   $ 23,990,970      7,725,342   $  11,519,332
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Money Market
  Issuance of Units..........................   480,585,830   $576,517,573    390,077,704   $ 446,824,506
  Redemption of Units........................  (443,526,171)  (530,367,846)  (390,768,219)   (447,674,946)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    37,059,659   $ 46,149,727       (690,515)  $    (850,440)
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Equity Index
  Issuance of Units..........................    43,689,479   $125,016,046     44,575,824   $  99,696,713
  Redemption of Units........................   (21,378,757)   (60,520,317)   (16,734,613)    (35,090,646)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    22,310,722   $ 64,495,729     27,841,211   $  64,606,067
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Government Bond
  Issuance of Units..........................    36,235,069   $ 51,588,649     18,588,389   $  24,289,010
  Redemption of Units........................   (22,565,149)   (32,010,421)   (14,247,517)    (18,372,844)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    13,669,920   $ 19,578,228      4,340,872   $   5,916,166
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Select Aggressive Growth
  Issuance of Units..........................    41,209,415   $ 96,835,317     39,273,921   $  83,733,189
  Redemption of Units........................   (22,240,992)   (52,936,324)   (22,457,833)    (48,735,040)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    18,968,423   $ 43,898,993     16,816,088   $  34,998,149
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Growth
  Issuance of Units..........................    50,148,994   $113,239,811     48,217,022   $  84,427,107
  Redemption of Units........................   (23,786,903)   (53,077,265)   (16,210,356)    (27,661,148)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    26,362,091   $ 60,162,546     32,006,666   $  56,765,959
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Growth and Income
  Issuance of Units..........................    37,081,023   $ 77,642,713     35,766,602   $  63,156,211
  Redemption of Units........................   (21,516,678)   (44,128,561)   (14,723,868)    (24,863,333)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    15,564,345   $ 33,514,152     21,042,734   $  38,292,878
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Value Opportunity*
  Issuance of Units..........................    32,164,349   $ 63,580,221     37,678,681   $  65,123,255
  Redemption of Units........................   (17,540,671)   (34,191,033)   (12,696,975)    (21,312,505)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    14,623,678   $ 29,389,188     24,981,706   $  43,810,750
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select International Equity
  Issuance of Units..........................    37,484,996   $ 56,306,351     57,085,507   $  78,522,937
  Redemption of Units........................   (23,060,019)   (34,387,273)   (18,985,695)    (25,033,718)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    14,424,977   $ 21,919,078     38,099,812   $  53,489,219
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Select Capital Appreciation
  Issuance of Units..........................    25,808,681   $ 42,819,894     35,616,682   $  51,985,258
  Redemption of Units........................   (16,692,015)   (27,828,402)   (17,612,505)    (25,688,058)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     9,116,666   $ 14,991,492     18,004,177   $  26,297,200
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
DGPF International Equity
  Issuance of Units..........................    19,548,692   $ 32,754,499     28,045,942   $  44,814,323
  Redemption of Units........................   (13,404,183)   (22,200,368)   (10,328,017)    (16,059,835)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     6,144,509   $ 10,554,131     17,717,925   $  28,754,488
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP High Income
  Issuance of Units..........................    41,047,554   $ 91,158,751     34,859,555   $  72,871,648
  Redemption of Units........................   (19,562,695)   (42,760,289)   (12,480,024)    (25,849,466)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    21,484,859   $ 48,398,462     22,379,531   $  47,022,182
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
* Name changed. See Note 1.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                                YEAR ENDED DECEMBER 31,
                                                          1998                           1997
                                               ---------------------------   ----------------------------
                                                  UNITS          AMOUNT         UNITS          AMOUNT
                                               ------------   ------------   ------------   -------------
Fidelity VIP Equity-Income
  Issuance of Units..........................    40,370,670   $120,358,364     43,116,999   $ 110,157,686
  Redemption of Units........................   (32,382,953)   (95,749,528)   (30,112,367)    (76,823,925)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     7,987,717   $ 24,608,836     13,004,632   $  33,333,761
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP Growth
  Issuance of Units..........................    27,217,433   $ 81,585,030     31,617,632   $  75,684,507
  Redemption of Units........................   (26,419,759)   (79,749,459)   (25,854,345)    (61,781,199)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................       797,674   $  1,835,571      5,763,287   $  13,903,308
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP Overseas
  Issuance of Units..........................    14,517,190   $ 25,690,826     13,825,037   $  22,465,826
  Redemption of Units........................   (12,153,924)   (21,392,515)   (20,184,580)    (32,291,399)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     2,363,266   $  4,298,311     (6,359,543)  $  (9,825,573)
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
Fidelity VIP II Asset Manager
  Issuance of Units..........................    27,248,291   $ 42,989,274     22,356,154   $  30,447,764
  Redemption of Units........................   (13,095,360)   (20,244,984)    (9,219,052)    (12,002,018)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................    14,152,931   $ 22,744,290     13,137,102   $  18,445,746
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------
T. Rowe Price International Stock
  Issuance of Units..........................    22,433,345   $ 29,223,947     34,218,462   $  42,222,755
  Redemption of Units........................   (13,899,360)   (17,844,913)   (10,301,277)    (12,287,994)
                                               ------------   ------------   ------------   -------------
    Net increase (decrease)..................     8,533,985   $ 11,379,034     23,917,185   $  29,934,761
                                               ------------   ------------   ------------   -------------
                                               ------------   ------------   ------------   -------------

NOTE 6 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account VA-K satisfies the current requirements of the regulations, and it intends that Separate Account VA-K will continue to meet such requirements.

          SEPARATE ACCOUNT VA-K (ALLMERICA ADVANTAGE VARIABLE ANNUITY
                     AND EXECANNUITY PLUS VARIABLE ANNUITY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of shares of the Funds by Separate Account VA-K during the year ended December 31, 1998 were as follows:

INVESTMENT PORTFOLIO                                      PURCHASES       SALES
-------------------------------------------------------  ------------  ------------
Growth.................................................  $ 36,804,762  $ 11,937,216
Investment Grade Income................................    42,211,202    11,313,870
Money Market...........................................   160,141,982   108,831,461
Equity Index...........................................    82,436,216    10,164,360
Government Bond........................................    29,409,316     7,337,184
Select Aggressive Growth...............................    45,055,514     5,146,364
Select Growth..........................................    64,871,281     5,566,271
Select Growth and Income...............................    41,475,097     7,518,994
Select Value Opportunity*..............................    33,491,083     4,399,149
Select International Equity............................    25,186,102     3,326,388
Select Capital Appreciation............................    41,473,637     5,586,634
DGPF International Equity..............................    16,911,124     4,123,154
Fidelity VIP High Income...............................    73,084,617     6,941,557
Fidelity VIP Equity-Income.............................    69,378,741    20,066,859
Fidelity VIP Growth....................................    68,678,529    19,469,351
Fidelity VIP Overseas..................................    15,148,901     5,136,519
Fidelity VIP II Asset Manager..........................    34,770,297     2,601,402
T. Rowe Price International Stock......................    14,451,395     2,812,197
                                                         ------------  ------------
Totals.................................................  $894,979,796  $242,278,930
                                                         ------------  ------------
                                                         ------------  ------------

* Name changed. See Note 1.

PART C. OTHER INFORMATION

ITEM 24.     FINANCIAL STATEMENTS AND EXHIBITS

(a)     FINANCIAL STATEMENTS

        Financial Statements Included in Part A
        None

        Financial Statements Included in Part B
        Financial Statements for Allmerica Financial Life Insurance and Annuity Company
        Financial Statements for Separate Account VA-K of Allmerica Financial Life Insurance and Annuity Company

        Financial Statements Included in Part C
        None

(b)     EXHIBITS

        EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated November 1, 1990 was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

        EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

        EXHIBIT 3     (a)  Underwriting and Administrative Services Agreement
                           was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                      (b) Sales Agreements were previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and are incorporated by reference herein.

                      (c) General Agent's Agreement was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                      (d) Career Agent Agreement with Commission Schedule was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement
                           No. 33-39702/811-6293, and is incorporated by reference herein.

                      (e) Registered Representative's Agreement was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/ 811-6293, and is incorporated by reference herein.

        EXHIBIT 4     (a)  Contract Form A3030-99 was previously filed on
                           December 20, 1999 in Pre-Effective Amendment No. 1 of Registration Statement No. 333-87099/811-6293 and is incorporated by reference herein.

                      (b) Specification Pages Form A8030-99 was previously filed on December 20, 1999 in Pre-Effective Amendment No. 1 of Registration Statement No. 333-87099/811-6293 and is incorporated by reference herein.

                      (c) Enhanced Death Benefit Rider with 5% Accumulation and Ratchet (Form 3263-99) was previously filed on September 14, 1999 in Registrant's initial Registration Statement No. 333-87099/811-6293 and is incorporated by reference herein.

        EXHIBIT 5 Application Form 11214 was previously filed on December 20, 1999 in Pre-Effective Amendment No. 1 of Registration Statement No. 333-87099/811-6293 and is incorporated by reference herein.

        EXHIBIT 6 The Depositor's Articles of Incorporation and Bylaws, as amended to reflect its name change, were previously filed on September 28, 1995 in Post-Effective Amendment No. 9 of Registration Statement No. 33-39702/811-6293, and are incorporated by reference herein.

        EXHIBIT 7     Not Applicable.

        EXHIBIT 8     (a)  Fidelity Service Agreement was previously filed on
                           April 30, 1996 in Post-Effective Amendment No. 11 of Registration Statement 33-39702/811-6293, and is incorporated by reference herein.

                      (b) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on April 2, 1997 in Post-Effective Amendment No. 12 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                      (c) Fidelity Service Contract, effective as of January 1, 1997, was previously filed on April 2, 1997 in Post-Effective Amendment No. 12 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                      (d) T. Rowe Price Service Agreement was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/ 811-6293, and is incorporated by reference herein.

                      (e) BFDS Agreements for lockbox and mailroom services were previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and are incorporated by reference herein.

                      (f)  Directors' Power of Attorney is filed herewith.

        EXHIBIT 9     Opinion of Counsel is filed herewith.

        EXHIBIT 10    Consent of Independent Accountants is filed herewith.

        EXHIBIT 11    None.

        EXHIBIT 12    None.

        EXHIBIT 13 Schedule for Computation of Performance Quotations was previously filed on December 20, 1999 in Pre-Effective Amendment No. 1 of Registration Statement No. 333-87099/811-6293 and is incorporated by reference herein.

        EXHIBIT 14    Not Applicable.

        EXHIBIT 15    (a)  Participation Agreement with Allmerica
                           Investment Trust was previously filed on April 24, 1998 in Post-Effective Amendment No. 14 of Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

ITEM 25.     DIRECTORS AND OFFICERS OF THE DEPOSITOR

        The Principal business address of all the following Directors and Officers is:
        440 Lincoln Street
        Worcester, Massachusetts  01653

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY


NAME AND POSITION WITH COMPANY      PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
-----------------------------       ----------------------------------------------
Bruce C. Anderson                    Director (since 1996), Vice President (since 1984) and Assistant
  Director                           Secretary (since 1992) of First Allmerica

Warren E. Barnes                     Vice President (since 1996) and Corporate Controller (since 1998) of
  Vice President and                 First Allmerica
  Corporate Controller

Robert E. Bruce                      Director and Chief Information Officer (since 1997) and Vice President
  Director and Chief Information     (since 1995) of First Allmerica; and Corporate Manager (1979 to 1995)
  Officer                            of Digital Equipment Corporation

Mary Eldridge                        Secretary (since 1999) of First Allmerica; Secretary (since 1999) of
  Secretary                          Allmerica Investments, Inc.; and Secretary (since 1999) of Allmerica
                                     Financial Investment Management Services, Inc.

John P. Kavanaugh                    Director and Chief Investment Officer (since 1996) and Vice President
  Director, Vice President and       (since 1991) of First Allmerica; Vice President (since 1998) of Allmerica
  Chief Investment Officer           Financial Investment Management Services, Inc.; and President (since 1995)
                                     and Director (since 1996) of Allmerica Asset Management, Inc.

John F. Kelly                        Director (since 1996), Senior Vice President (since 1986), General
  Director, Vice President and       Counsel (since 1981) and Assistant Secretary (since 1991) of First
  General Counsel                    Allmerica; Director (since 1985) of Allmerica Investments, Inc.; and
                                     Director (since 1990) of Allmerica Financial Investment
                                     Management Services, Inc.

J. Barry May                         Director (since 1996) of First Allmerica; Director and President (since
  Director                           1996) of The Hanover Insurance Company; and Vice President (1993 to 1996) of The
                                     Hanover Insurance Company

James R. McAuliffe                   Director (since 1996) of First Allmerica; Director (since 1992), President
  Director                           (since 1994) and Chief Executive Officer (since 1996) of Citizens Insurance
                                     Company of America


John F. O'Brien                      Allmerica; director (since 1989) of Allmerica Investments, Inc.   of the Board
  Director and Chairman              Director, President and Chief Executive Officer (since 1989) of First
  of the Board                       Allmerica; Director (since 1989) of Allmerica Investments, Inc.; and Director and Chairman of the Board (since 1990) of Allmerica Financial Investment
                                     Management Services, Inc.

Edward J. Parry, III                 Director and Chief Financial Officer (since 1996) and Vice President
  Director, Vice President           and Treasurer (since 1993) of First Allmerica; Treasurer (since 1993)
  Chief Financial Officer            of Allmerica Investments, Inc.; and Treasurer (since 1993) of Allmerica
  and Treasurer                      Financial Investment Management Services, Inc.

Richard M. Reilly                    Director (since 1996) and Vice President (since 1990) of First Allmerica;
  Director, President and            President (since 1995) of Allmerica Financial Life Insurance and Annuity
  Chief Executive Officer            Company; Director (since 1990) of Allmerica Investments, Inc.; and Director and
                                     President (since 1998) of Allmerica Financial Investment Management Services, Inc.

Robert P. Restrepo, Jr.              Director and Vice President (since 1998) of First Allmerica; Director (since
  Director                           1998) of The Hanover Insurance Company; Chief Executive Officer (1996 to 1998)
                                     of Travelers Property & Casualty; Senior Vice President (1993 to 1996) of Aetna
                                     Life & Casualty Company

Eric A. Simonsen                     Director (since 1996) and Vice President (since 1990) of First Allmerica;
  Director and Vice President        Director (since 1991) of Allmerica Investments, Inc.; and Director (since 1991)
                                     of Allmerica Financial Investment Management Services, Inc.

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

                                                   Allmerica Financial Corporation

                                                              Delaware

       |               |               |               |               |               |               |               |
________________________________________________________________________________________________________________________________
      100%           100%             100%            100%            100%            100%            100%            100%
   Allmerica       Financial       Allmerica,       Allmerica   First Allmerica   AFC Capital     Allmerica      First Sterling
     Asset        Profiles, Inc.      Inc.          Funding     Financial Life      Trust I       Services          Limited
Management, Inc.                                     Corp.         Insurance                     Corporation
                                                                   Company

 Massachusetts    California     Massachusetts   Massachusetts   Massachusetts      Delaware     Massachusetts      Bermuda
      |                                                               |                                               |
      |                                  ___________________________________________________________          ________________
      |                                          |                    |                  |                            |
      |                                         100%                99.2%               100%                         100%
      |                                      Advantage            Allmerica           Allmerica                First Sterling
      |                                      Insurance              Trust           Financial Life               Reinsurance
      |                                     Network, Inc.       Company, N.A.       Insurance and                  Company
      |                                                                            Annuity Company                 Limited
      |
      |                                       Delaware       Federally Chartered      Delaware                     Bermuda
      |                                                                                   |
      |_________________________________________________________________________________________________________________________
      |      |            |             |              |             |            |            |            |            |
      |     100%         100%          100%           100%          100%         100%         100%         100%         100%
      |   Allmerica    Allmerica     Allmerica      Allmerica     Allmerica    Allmerica    Allmerica    Allmerica    Allmerica
      | Investments,   Investment    Financial      Financial    Investments  Investments  Investments  Investments  Investments
      |     Inc.       Management    Investment     Services      Insurance    Insurance   Insurance    Insurance     Insurance
      |               Company, Inc.  Management     Insurance    Agency Inc.  Agency of    Agency Inc.  Agency Inc.   Agency Inc.
      |                             Services, Inc. Agency, Inc.  of Alabama   Florida Inc. of Georgia  of Kentucky  of Mississippi
      |
      |Massachusetts  Massachusetts Massachusetts  Massachusetts   Alabama      Florida      Georgia    Kentucky      Mississippi
      |
________________________________________________________________
      |              |                |               |
     100%           100%             100%            100%
  Allmerica    Sterling Risk       Allmerica       Allmerica
   Property      Management      Benefits, Inc.      Asset
 & Casualty    Services, Inc.                      Management,
Companies, Inc.                                     Limited

    Delaware       Delaware          Florida         Bermuda
       |
________________________________________________
       |              |                |
      100%           100%             100%
  The Hanover      Allmerica        Citizens
   Insurance       Financial       Insurance
    Company        Insurance        Company
                 Brokers, Inc.    of Illinois

 New Hampshire  Massachusetts       Illinois
       |
________________________________________________________________________________________________________________________________
       |               |               |               |               |               |               |               |
      100%           100%             100%            100%            100%            100%            100%            100%
    Allmerica      Allmerica      The Hanover    Hanover Texas      Citizens     Massachusetts      Allmerica        AMGRO
    Financial        Plus           American        Insurance     Corporation    Bay Insurance      Financial         Inc.
     Benefit       Insurance       Insurance       Management                       Company         Alliance
    Insurance     Agency, Inc.      Company       Company, Inc.                                    Insurance
    Company                                                                                         Company

  Pennsylvania  Massachusetts    New Hampshire       Texas          Delaware     New Hampshire   New Hampshire   Massachusetts
                                                                       |                                               |
                                                ________________________________________________                ________________
                                                       |               |               |                               |
                                                      100%            100%            100%                            100%
                                                    Citizens        Citizens        Citizens                      Lloyds Credit
                                                    Insurance       Insurance       Insurance                      Corporation
                                                     Company         Company         Company
                                                    of Ohio        of America        of the
                                                                                     Midwest

                                                      Ohio          Michigan        Indiana                      Massachusetts
                                                                       |
                                                               _________________
                                                                       |
                                                                      100%
                                                                    Citizens
                                                                   Management
                                                                      Inc.

                                                                    Michigan



-----------------  -----------------  -----------------
   Allmerica          Greendale             AAM
    Equity             Special          Equity Fund
  Index Pool          Placements
                        Fund

 Massachusetts      Massachusetts      Massachusetts


-------- Grantor Trusts established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens


          ---------------   ----------------
             Allmerica         Allmerica
          Investment Trust     Securities
                                 Trust

           Massachusetts     Massachusetts


--------  Affiliated Management Investment Companies


                  ...............
                  Hanover Lloyd's
                    Insurance
                     Company

                      Texas


-------- Affiliated Lloyd's plan company, controlled by Underwriters for the benefit of The Hanover Insurance Company


         -----------------  -----------------
            AAM Growth       AAM High Yield
             & Income         Fund, L.L.C.
            Fund L.P.

            Delaware         Massachusetts

________ L.P. or L.L.C. established for the benefit of First Allmerica, Allmerica Financial Life, Hanover and Citizens

                  ALLMERICA FINANCIAL LIFE  INSURANCE AND ANNUITY COMPANY

NAME                                       ADDRESS                         TYPE OF BUSINESS
----                                       -------                         ----------------
AAM Equity Fund                        440 Lincoln Street            Massachusetts Grantor Trust
                                       Worcester MA 01653

AAM Growth &  Income Fund, L.P.        440 Lincoln Street            Limited Partnership
                                       Worcester MA 01653

Advantage Insurance Network, Inc.      440 Lincoln Street            Insurance Agency
                                       Worcester MA 01653

AFC Capital Trust I                    440 Lincoln Street            Statutory Business Trust
                                       Worcester MA 01653

Allmerica Asset Management Limited     440 Lincoln Street            Investment advisory services
                                       Worcester MA 01653

Allmerica Asset Management, Inc.       440 Lincoln Street            Investment advisory services
                                       Worcester MA 01653

Allmerica Benefits, Inc.               440 Lincoln Street            Non-insurance medical services
                                       Worcester MA 01653

Allmerica Equity Index Pool            440 Lincoln Street            Massachusetts Grantor Trust
                                       Worcester MA 01653

Allmerica Financial Alliance           100 North Parkway             Multi-line property and  casualty insurance
Insurance Company                      Worcester MA 01605

Allmerica Financial Benefit            100 North Parkway             Multi-line property and casualty insurance
Insurance Company                      Worcester MA 01605

Allmerica Financial Corporation        440 Lincoln Street            Holding Company
                                       Worcester MA 01653

Allmerica Financial Insurance          440 Lincoln Street            Insurance Broker
Brokers, Inc.                          Worcester MA 01653

Allmerica Financial Life Insurance     440 Lincoln Street            Life insurance, accident and health insurance, annuities,
and Annuity Company                    Worcester MA 01653            variable annuities and variable life insurance
(formerly known as SMA
Life Assurance Company)

Allmerica Financial Services           440 Lincoln Street            Insurance Agency
Insurance Agency, Inc.                 Worcester MA 01653

Allmerica Funding Corp.                440 Lincoln Street            Special purpose funding vehicle for commercial paper
                                       Worcester MA 01653

Allmerica, Inc.                        440 Lincoln Street            Common employer for Allmerica Financial Corporation entities
                                       Worcester MA 01653

Allmerica Financial Investment         440 Lincoln Street            Investment advisory services
Management Services, Inc.              Worcester MA 01653
(formerly known as Allmerica
Institutional Services, Inc.
and 440 Financial Group of
Worcester, Inc.)

Allmerica Investment Management        440 Lincoln Street            Investment advisory services
Company, Inc.                          Worcester MA 01653


Allmerica Investments, Inc.            440 Lincoln Street            Securities, retail broker-dealer
                                       Worcester MA 01653

Allmerica Investments Insurance        200 Southbridge Parkway       Insurance Agency
Agency Inc. of Alabama                 Suite 400
                                       Birmingham, AL 35209

Allmerica Investments Insurance        14211 Commerce Way            Insurance Agency
Agency of Florida, Inc.                Miami Lakes, FL 33016

Allmerica Investment Insurance         1455 Lincoln Parkway          Insurance Agency
Agency Inc. of Georgia                 Suite 300
                                       Atlanta, GA 30346

Allmerica Investment Insurance         Barkley Bldg-Suite 105         Insurance Agency
Agency Inc. of Kentucky                12700 Shelbyville Road
                                       Louisiana, KY 40423


Allmerica Investments Insurance        631 Lakeland East Drive        Insurance Agency
Agency Inc. of Mississippi             Flowood, MS 39208

Allmerica Investment Trust             440 Lincoln Street             Investment Company
                                       Worcester MA 01653

Allmerica Plus Insurance               440 Lincoln Street             Insurance Agency
Agency, Inc.                           Worcester MA 01653

Allmerica Property & Casualty          440 Lincoln Street             Holding Company
Companies, Inc.                        Worcester MA 01653

Allmerica Securities Trust             440 Lincoln Street             Investment Company
                                       Worcester MA 01653

Allmerica Services Corporation         440 Lincoln Street             Internal administrative services provider to
                                       Worcester MA 01653             Allmerica Financial Corporation entities

Allmerica Trust Company, N.A.          440 Lincoln Street             Limited purpose national trust company
                                       Worcester MA 01653

AMGRO, Inc.                            100 North Parkway              Premium financing
                                       Worcester MA 01605

Citizens Corporation                   440 Lincoln Street             Holding Company
                                       Worcester MA 01653

Citizens Insurance Company             645 West Grand River           Multi-line property and casualty insurance
of America                             Howell MI 48843

Citizens Insurance Company             333 Pierce Road                Multi-line property and casualty insurance
of Illinois                            Itasca IL 60143

Citizens Insurance Company             3950 Priority Way              Multi-line property and casualty insurance
of the Midwest                         South Drive, Suite 200
                                       Indianapolis IN 46280

Citizens Insurance Company of Ohio     8101 N. High Street            Multi-line property and casualty insurance
                                       P.O. Box 342250
                                       Columbus OH 43234

Citizens Management, Inc.              645 West Grand River           Services management company
                                       Howell MI 48843

Financial Profiles                     5421 Avenida Encinas           Computer software company
                                       Carlsbad, CA  92008


First Allmerica Financial Life         440 Lincoln Street             Life, pension, annuity, accident and health
Insurance Company (formerly State      Worcester MA 01653             insurance company
Mutual Life Assurance Company
of America)

First Sterling Limited                 440 Lincoln Street              Holding Company
                                       Worcester MA 01653

First Sterling Reinsurance             440 Lincoln Street              Reinsurance Company
Company Limited                        Worcester MA 01653

Greendale Special Placements Fund      440 Lincoln Street              Massachusetts Grantor Trust
                                       Worcester MA 01653

The Hanover American                   100 North Parkway               Multi-line property and casualty insurance
Insurance Company                      Worcester MA 01605

The Hanover Insurance Company          100 North Parkway               Multi-line property and casualty insurance
                                       Worcester MA 01605

Hanover Texas Insurance Management     801 East Campbell Road          Attorney-in-fact for Hanover Lloyd's Insurance Company
Company, Inc.                          Richardson TX 75081

Hanover Lloyd's Insurance Company      801 East Campbell Road          Multi-line property and casualty insurance
                                       Richardson TX 75081

Lloyds Credit Corporation              440 Lincoln Street              Premium financing service franchises
                                       Worcester MA 01653

Massachusetts Bay Insurance            100 North Parkway               Multi-line property and casualty insurance
Company                                Worcester MA 01605

SMA Financial Corp.                    440 Lincoln Street              Holding Company
                                       Worcester MA 01653

Sterling Risk Management               440 Lincoln Street              Risk management services
Services, Inc.                         Worcester MA 01653

ITEM 27.     NUMBER OF CONTRACT OWNERS

     As of December 31, 1999, there were 79,169 Contract holders of qualified Contracts and 23,859 Contract holders of non-qualified Contracts.

     As of December 31, 1999, there were no Contract Form A3030-99 Owners since sales had not yet begun.

ITEM 28.     INDEMNIFICATION

Article VIII of the Bylaws of the Depositor state: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgement, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

ITEM 29.     PRINCIPAL UNDERWRITERS

 (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

   x  VEL Account, VEL II Account, VEL Account III, Select Account
      III, Inheiritage Account, Separate Account IMO, Separate Account SPL-D, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, and Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

   x  Inheiritage Account, VEL II Account, Separate Account I,
      Separate Account VA-K, Separate Account VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

   -  Allmerica Investment Trust

 (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
      440 Lincoln Street
      Worcester, Massachusetts 01653

  NAME                   POSITION OR OFFICE WITH UNDERWRITER
  -----                  ------------------------------------
Emil J. Aberizk, Jr.     Vice President

Edward T. Berger         Vice President and Chief Compliance Officer

Mary Eldridge            Secretary

Philip L. Heffernan      Vice President

John F. Kelly            Director

Daniel Mastrototaro      Vice President

William F. Monroe, Jr.   Vice President

David J. Mueller         Vice President and Controller

John F. O'Brien          Director

Stephen Parker           President, Director and Chief Executive Officer

Edward J. Parry, III     Treasurer

Richard M. Reilly        Director

Eric A. Simonsen         Director

Mark G. Steinberg        Senior Vice President

 (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), the aggregate amount of commissions retained by Allmerica Investments, Inc., the principal underwriter of the Contracts, was $38,326,089.25 for sales of variable contracts funded by the Registrant in 1999. No other commissions or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30.     LOCATION OF ACCOUNTS AND RECORDS

Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

Item 31.     Management Services

  The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.     UNDERTAKINGS

  (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

  (b) The Registrant hereby undertakes include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

  (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

  (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

  (e) The Company hereby represents that the aggregate fees and charges under the Policies are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33.  REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON
          SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL
          RETIREMENT PROGRAM

Registrant, a separate account of Allmerica Financial Life Insurance and Annuity Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11).

Registrant has taken the following steps in reliance on the letter:

1. Appropriate disclosures regarding the withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

2. Appropriate disclosures regarding the withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the withdrawal restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

4.  A signed statement acknowledging the participant's understanding of
    (i) the restrictions on withdrawal imposed by the Program and by
    Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-effective Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 26th day of January, 2000.

                            SEPARATE ACCOUNT VA-K OF
          ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                      By: /s/ Mary Eldridge
                          -------------------------
                          Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 2 to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signatures                        Title                                             Date
---------------                   -----                                             -----
/s/ Warren E. Barnes               Vice President and Corporate Controller        January 26, 2000
--------------------------
Warren E. Barnes

Edward J. Parry*                   Director, Vice President, Chief Financial
--------------------------         Officer and Treasurer

Richard M. Reilly*                 Director, President and
--------------------------         Chief Executive Officer

John F. O'Brien*                   Director and Chairman of the Board
--------------------------

Bruce C. Anderson*                 Director
--------------------------

Robert E. Bruce*                   Director and Chief Information Officer
--------------------------

John P. Kavanaugh*                 Director, Vice President and
--------------------------         Chief Investment Officer

John F. Kelly*                     Director, Vice President and
--------------------------         General Counsel

J. Barry May*                      Director
--------------------------

James R. McAuliffe*                Director
--------------------------

Robert P. Restrepo, Jr.*           Director
--------------------------

Eric A. Simonsen*                  Director and Vice President
--------------------------


*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated July 1, 1999 duly executed by such persons.

/s/ Sheila B. St. Hilaire
---------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                            EXHIBIT TABLE


Exhibit 8(f)              Directors' Power of Attorney

Exhibit 9                 Opinion of Counsel

Exhibit 10                Consent of Independent Accountants